Notice of 2016
Annual Meeting &
Proxy Statement

APRIL 27, 2016 | JACKSONVILLE, FLORIDA



Guide to GE's Proxy Statement

1	PROXY OVERVIEW
11	GOVERNANCE
11	Election of Directors*
17	Board Composition
20	Board Committees
22	Board Operations
24	How We Oversee & Manage Enterprise Risk
25	Investor Outreach
25	Other Governance Policies & Practices
26	Related Person Transactions
26	Stock Ownership Information
28	COMPENSATION
28	Management Proposal No. 1— Advisory Approval of Our Named Executives' Compensation*
28	Overview of Our Executive Compensation Program
29	Realized Compensation
30	How Our Incentive Compensation Plans Paid Out for 2015
33	Compensation Actions for 2015
36	Summary Compensation
38	Long-Term Incentive Compensation
43	Deferred Compensation
44	Pension Benefits
46	Potential Termination Payments
48	Other Executive Compensation Practices & Policies
50	Director Compensation
52	AUDIT
52	Management Proposal No. 2 — Ratification of KPMG as Independent Auditor for 2016*
53	Independent Auditor Information
54	Audit Committee Report
55	SHAREOWNER PROPOSALS*
61	2017 Shareowner Proposals
62	VOTING & MEETING INFORMATION
62	Proxy Solicitation & Document Request Information
63	Voting Information
64	Attending the Meeting
65	HELPFUL RESOURCES
65	Acronyms Used

* To be voted on at the meeting.

Index of Frequently Requested Information

53	Auditor Fees
52	Auditor Tenure
22	Board Leadership
23	Board Meeting Attendance
33	CEO Performance Evaluation
48	Clawback Policy
48	Compensation Consultants
46	Death Benefits
11	Director Biographies
19	Director Independence
17	Director Qualifications
17	Director Term Limits
49	Dividend Equivalents Policy
49	Hedging Policy
25	Investor Outreach
32	Long-Term Performance Award Program
25	Overboarding
30	Pay For Performance
48	Peer Group Comparisons
37	Perquisites
49	Pledging Policy
26	Political Spending Oversight
61	Proxy Access
29	Realized Compensation (W-2 income)
26	Related Person Transactions
24	Risk Oversight
46	Severance Benefits
26	Share Ownership for Executives & Directors
48	Share Ownership Requirements
61	Shareowner Proposal Deadlines for 2017
48	Succession Planning

GENERAL ELECTRIC COMPANY

Current Executive Offices
(through August 2016)
3135 Easton Turnpike
Fairfield, CT 06828

New Executive Offices
(effective September 2016)
33-41 Farnsworth Street
Boston, MA 02210

WHY ARE WE SENDING YOU THESE MATERIALS?

Beginning on March 14, 2016, we are making these materials available to you in connection with GE's solicitation of proxies, on behalf of its Board of Directors, for the 2016 Annual Meeting of Shareowners.

WHAT DO WE NEED FROM YOU?

Please read these materials and submit your vote and proxy by telephone, mobile device, the Internet, or, if you received your materials by mail, you can also complete and return your proxy card or voting instruction form.

WHERE CAN YOU FIND MORE INFORMATION?

Check out our interactive, mobile-friendly online proxy & annual report as well as our new integrated summary report

www.ge.com/proxy
www.ge.com/annualreport
www.ge.com/ar2015/
  integrated-report

Proxy Overview

This overview highlights information contained elsewhere in the proxy statement and does not contain all of the information that you should consider. You should read the entire proxy statement carefully before voting.



GOVERNANCE
Q&A with Our Lead Director

What has been the Board's role in the significant portfolio shift that's underway at GE?

Brennan: Capital allocation is one of the most important areas that the Board oversees. There have been two critical capital allocation decisions for GE this year — the GE Capital exit and the Alstom acquisition. These were not impulsive decisions, but rather the product of a multi-year strategic planning process with the Board. For example, the Board reviewed more than 10 potential acquisition targets before approving the Alstom deal. Governance works best when decisions are made in strategic partnership between management and the Board, where the Board is active and constructively challenges management, yet is not too disruptive. After approving a deal, the Board continues its engagement by closely monitoring the integration or disposition process.

What were some of the big structural changes on the Board in the past year?

Brennan: We implemented proxy access at 3% for 3 years, which we believe is appropriate based on our conversations with investors and given our size and shareowner base. There has been a fair amount of discussion around the finer points of proxy access, so I will say that we will administer proxy access the way we implemented it, by striking a fair balance.

The other significant change was our adoption of a 15-year director term limit policy. This change came out of the Board's self-evaluation process and allows us to achieve a balanced mix of director ages and tenures. Nowadays, you may find someone qualified to join the Board at a pretty young age. So term limits are a good tool to work in tandem with our age limit policy.

The Board recently oversaw the redesign of GE's compensation plans. What were the key changes, and do you think they're working?

Brennan: This year, we implemented a more formulaic, less discretionary annual bonus plan. It has been successful because it has provided greater transparency and accountability. With a more formulaic plan, it is important for the Board to monitor it and make appropriate adjustments to ensure that changes in company strategy are supported by active plan targets.

There were some key management changes this year. Can you talk about the Board's role in succession planning?

Brennan: One of our most important duties as a Board is overseeing overall succession planning at GE and understanding the depth and breadth of talent in the company. The MDCC reviews the management team and succession plans across the company at all of its eight regularly scheduled meetings. In addition, there are numerous touchpoints for all of our directors to personally get to know GE leaders, such as our director-only site visits.

Sincerely,

John J. Brennan, Lead Director

> See our proxy website (www.ge.com/proxy) for a video Q&A with our Lead Director

AN ACTIVE & ENGAGED BOARD

Recruited 8 new directors over last 5 years, including 3 new nominees for 2016

2015
— Adopted director term limit of 15 years
— Implemented proxy access (3%, 3yrs, 20% of Board, up to 20 shareowners can aggregate)

2014
— Redesigned incentive compensation programs (annual bonus + long-term equity)
— Eliminated dividend equivalents on unvested RSUs
— Adopted anti-pledging/hedging policy

2013
— Enhanced lead director responsibilities & selection
— Formed independent committee to oversee R&D
— Lowered special shareowner meeting threshold to 10%

BOARD ACCOUNTABILITY TO INVESTORS

Annual director elections with majority voting standard	Proxy access at 3%, 3 years, 20% of Board	Annual Board review of investor views & feedback	Periodic independent director meetings with investors

INDEPENDENT BOARD LEADERSHIP

3X/year
meetings in executive session without management present

50+
committee meetings in 2015 (all committees are independent)

2X+/year
visits to GE businesses by each director

annual
assessment of Board leadership structure

 

Board Composition & Refreshment

Your vote is needed on Director Elections:
election of the 16 nominees named in the proxy for the coming year

✓ **Your Board recommends a vote FOR**

DIRECTOR QUALIFICATIONS



16 (100%) leadership

12 (75%) global

10 (63%) industry

10 (63%) finance

7 (44%) talent development

5 (31%) investor

5 (31%) technology

4 (25%) risk management

3 (19%) government

2 (13%) marketing

GE POLICY: create an experienced Board with expertise in areas relevant to GE

HOW WE THINK ABOUT BOARD REFRESHMENT



term limits
+
retirement age
+
annual Board evaluation

8 new directors & **8** retired directors over last **5** years

DIVERSITY OF BACKGROUND



19% — **3** former regulators

13% — **2** leading academics

25% — **4** women

38% — **6** born outside the US

81% — **13** current & former CEOs

GE POLICY: build a cognitively diverse board representing a range of backgrounds

INDEPENDENCE

94% independent (all director nominees except CEO)

81% of current directors meet heightened independence standards for Audit, Compensation or Governance Committees



GE POLICY: all non-management directors must be independent

TENURE

50% with 5 years or less

75% with 10 years or less



median: 5

0–2	3–5	6–10	11–15	>15
3	5	4	1	3

# of years

GE POLICY: balanced mix of both deep GE knowledge & new perspectives

NEW IN 2015

TERM LIMIT POLICY: 15 years with a 2-year transition for current directors

BOARD SIZE



median: 16

16 director nominees

GE POLICY: 13–18, given need for expertise across multiple businesses

2016 BOARD REFRESHMENT



Joining the Board   Leaving the Board

Bazin → GE → Cash

Henry → GE → Swieringa

McAdam → GE → Warner

AGE DIVERSITY

38% younger than 60

GE POLICY: retirement age 75



46 years — median: 61 — 69

Board Nominees

Name	Age	Director Since	Primary Occupation & Other Public Company Boards	A**	G	M	GEC	T
NEW Bazin 🎖🌐🛠💲📈	54	Nominee	Chair & CEO, Accor *Boards: Accor, China Lodging Group*					
Beattie 🎖🌐💲📈⚠	55	2009	CEO, Generation Capital & former CEO, The Woodbridge Company *Boards: Maple Leaf Foods, Royal Bank of Canada, Acasta Enterprises*				C	
Brennan 🎖💲🎓📈⚠	61	2012	Chair Emeritus & Senior Advisor, The Vanguard Group *Boards: LPL Financial Holdings*		■	C	■	
D'Souza 🎖🌐💲🖥	47	2013	CEO, Cognizant Technology Solutions *Boards: Cognizant*	F				■
Dekkers 🎖🌐🛠🎓🖥	58	2012	Chair of the Board of Management, Bayer* *Boards: Unilever**			■		
NEW Henry 🎖🌐💲🎓🏛	46	Nominee	Dean & Professor of Economics & Finance, NYU's Stern School of Business *Boards: Citigroup*				■	
Hockfield 🎖🛠🎓🖥	64	2006	President Emerita & Professor of Neuroscience, MIT		■			C
Immelt 🎖🌐🛠🏛	60	2000	Chair & CEO, General Electric					
Jung 🎖🌐🎓🖥🎯	57	1998	President & CEO, Grameen America & former Chair/CEO, Avon *Boards: Apple, Daimler*		■	■		■
Lane 🎖🌐🛠💲🎓	66	2005	Former Chair & CEO, Deere *Boards: BMW*	F			■	
Lazarus 🎖🌐🛠🎯	68	2000	Chair Emeritus & former CEO, Ogilvy & Mather *Boards: Blackstone, Merck*			C		
NEW McAdam 🎖🌐💲🖥	61	Nominee	Chair & CEO, Verizon Communications *Boards: Verizon*					
Mulva 🎖🌐🛠💲	69	2008	Former Chair & CEO, ConocoPhillips *Boards: General Motors*	F				■
Rohr 🎖🛠🎓📈⚠	67	2013	Former Chair & CEO, PNC Financial Services Group *Boards: Allegheny Technologies, EQT, Marathon Petroleum*			■	■	
Schapiro 🎖🛠💲⚠🏛	60	2013	Vice Chair of Advisory Board, Promontory & former Chair, SEC *Boards: London Stock Exchange*				■	
Tisch 🎖🌐🛠💲📈	63	2010	President & CEO, Loews *Boards: Loews and its consolidated subsidiaries*		■			

INDEPENDENCE. All director nominees other than the CEO are independent.
ATTENDANCE. All director nominees attended at least 75% of the meetings of the Board and committees on which they served in 2015.

A	Audit	
G	Governance & Public Affairs	M Management Development & Compensation
		GEC GE Capital
		T Technology & Industrial Risk
		C Chair
		F Financial expert

QUALIFICATIONS

🎖 Leadership 📈 Investor
🌐 Global 🖥 Technology
🛠 Industry ⚠ Risk Management
💲 Finance 🏛 Government
🎓 Talent Development 🎯 Marketing

*Mr. Dekkers is expected to retire from Bayer in April 2016 and become Chairman of the Board, Unilever.
**Ms. Schapiro will become the Audit Committee chair following the annual meeting.

 

Board & Committees

FULL BOARD

 

Chair
Jeff Immelt

Lead Director
Jack Brennan

2015 meetings
13, including 3 formal meetings of independent directors

Board Rhythm

8X/year
Regular meetings

1X/year
Strategy session

Calls between meetings as appropriate

1X/year
Governance & investor feedback review

2X+/year
Business visits for each director

1X/year
Board self-evaluation

Recent Focus Areas

Portfolio changes: Alstom acquisition, GE Capital exit, Appliances sale

Capital allocation

Significant initiatives: Digital Industrial, Simplification, Product Costs

A Typical GE Board Meeting ... 2 days, 8X/year

BEFORE THE MEETING
Board committee chairs: "prep meetings" with management & outside advisors (e.g., KPMG)
Management: internal "prep meetings"



THURSDAY (DAY 1)
Daytime: Board committee meetings
Evening: business presentations & dinner (Board interacts directly with senior business managers)



FRIDAY (DAY 2)
Early morning: independent directors' breakfast session
Late morning: full Board meeting (including reports from each committee chair)



AFTER THE MEETING
Management: follow-up sessions to discuss & respond to Board requests

COMMITTEES



Audit

Chair: Sandy Warner
2015 meetings: 16
Members: D'Souza, Lane, Mulva, Swieringa, Warner
Oversees: KPMG, financial reporting, internal audit, compliance, cybersecurity

Recent focus areas

Accounting, controls & disclosure for GE Capital exit plan

Alstom integration, including compliance

New revenue recognition standard



Governance & Public Affairs

Chair: Shelly Lazarus
2015 meetings: 4
Members: Brennan, Hockfield, Jung, Lazarus, Tisch, Warner
Oversees: director recruitment, corporate governance, sustainability, political spending

Recent focus areas

Board refreshment & recruiting new directors

New director term limit policy

Implementation of proxy access



Management Development & Compensation

Chair: Jack Brennan
2015 meetings: 10
Members: Brennan, Cash, Dekkers, Jung, Lane, Rohr, Warner
Oversees: succession planning, CEO & senior executive performance evaluations & compensation

Recent focus areas

Operation of new annual cash incentive program for 2015

Implementation of new long-term equity incentive program for senior executives

Impact of GE Capital exit plan on compensation



GE Capital

Chair: Geoff Beattie
2015 meetings: 21
Members: Beattie, Brennan, Rohr, Schapiro
Oversees: GE Capital, risk management & governance frameworks, risk appetite

Recent focus areas

Risk oversight of execution of GE Capital exit plan, Synchrony exchange offer & GE Capital reorganization

Capital planning & liquidity



Technology & Industrial Risk

Chair: Susan Hockfield
2015 meetings: 4
Members: Cash, D'Souza, Dekkers, Hockfield, Jung, Mulva
Oversees: technology, software & innovation strategies & investments/initiatives, R&D

Recent focus areas

R&D funding

Launch of GE Digital

Product management & technology

COMPENSATION

Your vote is needed on Management Proposal #1:
advisory approval of our named executives' compensation for 2015

✓ **Your Board recommends
a vote FOR**

Compensation Profile

PAY CONSIDERATIONS

Performance: emphasize overall GE results & consistent, relative & sustainable performance

Balance: formulaic comp. vs. Compensation Committee judgment; future vs. current pay; mix of performance measures

Risk: performance metrics include specific risk-focused goals

✓ WHAT WE DO

Shareowner approval for severance & death benefits

Clawback of incentive compensation when warranted

Significant share ownership requirements & holding period for option shares

Limited perquisites including transportation, life insurance, home security

✗ WHAT WE DON'T DO

No individual severance or change-of-control agreements

No gross-ups on excise taxes

No dividend equivalents on unearned RSUs/PSUs

No hedging or pledging of GE stock

No lump sum payout of pension

PRIMARY EXECUTIVE COMPENSATION ELEMENTS FOR 2015

	Salary	Bonus	LTPAs	PSUs	Options	RSUs
Who receives	All named executives ———————————————————————————→					All named executives except CEO
When granted	Reviewed every 18 months	Annually in February for prior year	Generally every 3 years	Annually ————————————————————→		
Form of delivery	Cash ————————————————————→			Equity ————————————————————→		
Type of performance	Short-term emphasis ————→		Long-term emphasis ————————————————————→			
Performance period	Ongoing	1 year	3 years ————————————————→		5-year vesting period	
How payout determined	Committee judgment	Formulaic & committee judgment	Formulaic; committee verifies performance		Formulaic; depends on stock price on exercise/vest date	
Most recent performance measures	N/A	4 financial metrics + strategic goals	4 financial metrics	2 financial metrics + relative TSR modifier	Stock price appreciation	

 

Aligning Pay With Performance

2015 ANNUAL BONUSES (CASH)

Threshold	Target	Max	Actual	Weight	Performance Metric	Alignment With Our Investor Frameworks: Annual	Alignment With Our Investor Frameworks: Long-Term
$1.28	$1.33	$1.38	$1.31	18.75%	**2015 Industrial Operating + Verticals EPS** **GE Goal:** attractive earnings profile	✓	
$15.7B	$16.5B	$17.3B	$16.1B	18.75%	**2015 Industrial Operating Profit (ex. Alstom)** **GE Goal:** valuable portfolio	✓	✓
16.1%	16.5%	16.9%	17.0%	18.75%	**2015 Operating Profit Margin (ex. Alstom)** **GE Goal:** strong industrial segment execution	✓	✓
$9B	$10B	$11B	$13.5B	18.75%	**2015 Free Cash Flow** **GE Goal:** high cash flows	✓	
	100%		95%	25%	**Strategic Metrics** **GE Goal:** execute portfolio transformation, improve returns, create Digital Industrial company, lead in growth markets, accelerate simplification, execute on new product introductions & manage enterprise risk	✓	✓

Result: Overall bonus pool funded at 103% of target

2013–2015 LONG-TERM PERFORMANCE AWARDS (CASH)

Threshold	Target	Max	Actual	Weight	Performance Metric	Annual	Long-Term
$5.10	$5.30	$5.52	$4.60	25%	**2013–2015 Operating EPS** **GE Goal:** attractive earnings profile	✓	✓
$55B	$64B	$73B	$87B	25%	**2013–2015 Total Cash** **GE Goal:** high cash flows	✓	✓
60%	62%	65%	87%	25%	**2015 Industrial Earnings as % of Earnings** **GE Goal:** valuable portfolio		✓
16%	17%	18%	16.9%	25%	**2015 Industrial Return on Total Capital** **GE Goal:** leading returns		✓

Result: LTPAs for named executives paid out at 90% of target

2011–2015 PERFORMANCE SHARE UNITS (EQUITY)

Target	Actual	Weight	Performance Metric	Annual	Long-Term
$71B	$56B	50%	**2011–2015 Industrial Cash From Operating Activities** **GE Goal:** high cash flows	✓	✓
50%	101%	50%	**2011–2015 TSR (outperform S&P 500)** **GE Goal:** market-leading stock returns		✓

Result: CEO earned 50% of the PSUs because GE outperformed the S&P 500 on TSR; remaining 50% of the PSUs cancelled

➤ *See "How Our Incentive Compensation Plans Paid Out for 2015" on page 30 for more information on how these plans work. For information on how these metrics are calculated, see "Explanation of Non-GAAP Financial Measures and Performance Metrics" on page 49.*

2015 CEO Pay

DECISIONS

$3.8M
Base salary
(same as 2014)

$5.4M
Cash bonus (100% of
target, same as 2014)

200K
PSUs (same as 2014)

600K
options (up from
500K in 2014)

$12.5M
LTPA payout ($7.6M
reported as 2015 SEC
total compensation)

TOTAL COMPENSATION ANALYSIS

Year-over-year change		Main drivers
Realized compensation	▲ 5%	2014 bonus increase from 2013 (reflected in 2015 realized compensation)
SEC total compensation	▼ 11%	Lower increase in pension value offset by higher LTPA installment payment because 2015 was the final year of the performance period
Adjusted SEC total	▲ 14%	Stronger GE stock price performance (drove 70% higher accounting value for PSUs)

ACCOUNTABILITY

Significant portion of compensation tied to GE's operating and/or stock price performance 83% of compensation at risk in 2015

Balanced approach to compensation CEO declined **$11.7M** LTPA payout and **two** bonuses over the last 10 years

Substantial stock ownership 1.02M+ GE shares purchased since 2001

2015 Performance

OUTPERFORMED ON TSR

$40B
added to GE's
market cap



- GE
- S&P 500
- Industrial Select Sector Index

Data as of 12/31/15

EXECUTED ON THE LARGEST-EVER CORPORATE RESTRUCTURING, DEBT EXCHANGE AND SPLIT-OFF

~$200B
plan to sell GE Capital ENI. By end of 2015, signed deals for **$157B**

$36B
GE Capital debt exchange

$20B
split-off of Synchrony Financial.
671M GE shares retired

ACCELERATED GE'S BOLD TRANSFORMATION INTO A DIGITAL INDUSTRIAL COMPANY

Launching **GE Digital** and
Current powered by GE

RETURNED A GE-RECORD $33 BILLION TO SHAREOWNERS



$9.3B
dividends (yield
higher than peers)

$23.7B
share repurchases
(including $20.4B
from the Synchrony
split-off)

SIGNIFICANTLY IMPROVED GE'S COMPETITIVENESS

19%
growth in Industrial EPS

290bps
increase in Industrial ROTC

80bps
expansion in both industrial segment operating profit margins and gross margins (excluding Alstom)

2015 Summary & Realized Compensation

(in thousands)

Name & Principal Position	Salary	Bonus	PSUs & RSUs[1]	Stock options	LTPAs[2]	Pension & deferred compensation[3]	All other comp.	SEC total	Adjusted SEC total[4]	Realized comp. (W-2)[5]
Jeff Immelt Chair & CEO	$3,800	$5,400	$6,239	$2,964	$7,614	$6,337	$620	$32,974	$23,377	$10,029
Jeff Bornstein SVP & CFO	$1,600	$2,500	$2,747	$1,087	$3,351	$1,815	$161	$13,261	$9,955	$5,266
John Rice Vice Chair	$2,538	$4,088	$2,991	$1,186	$5,845	$1,318	$1,696	$19,660	$15,886	$9,671
Keith Sherin Vice Chair	$2,500	$5,233	$2,991	$1,186	$6,751	$6,953	$293	$25,906	$15,742	$6,947
Brackett Denniston Former SVP	$1,838	$3,025	$2,259	$889	$4,082	$853	$207	$13,153	$10,463	$5,017

[1] Same as "Stock Awards" column in the Summary Compensation Table on page 36

[2] Same as "Non-Equity Incentive Plan Comp." column in the Summary Compensation Table on page 36

[3] Same as "Change in Pension Value & Nonqualified Deferred Comp. Earnings" column in the Summary Compensation Table on page 36

[4] Represents SEC total compensation minus change in pension value and adjusted to annualize the LTPA payout over the three years in the performance period (2013–2015)

[5] Represents the compensation our named executives actually realized, as reported on their IRS W-2 forms. See "Realized Compensation" on page 29

 

AUDIT

Your vote is needed on Management Proposal #2:
ratification of our engagement of KPMG as independent auditor

 **Your Board recommends a vote FOR**

In engaging KPMG for 2016, we reviewed:

— **KPMG's performance on GE audit** ... includes results of internal, worldwide survey

— **KPMG's capability & expertise** in handling breadth & complexity of our worldwide operations

— **KPMG's known legal & regulatory risks** ... includes interview with KPMG's chairman & review of the number of audit clients with restatements as compared to other Big 4 firms

— **External data on audit quality & performance** ... includes recent PCAOB reports on KPMG & peer firms

— **Appropriateness of KPMG's fees** ... on both an absolute basis & relative to peer firms

— **KPMG's tenure & independence** ... including benefits & independence risks of long-tenured auditor & controls/processes that help ensure KPMG's independence

BENEFITS OF A LONG-TENURED AUDITOR

Higher audit quality

— Institutional knowledge & deep expertise through 100+ years of experience with GE & 1,200+ statutory GE audits in 90+ countries

Efficient fee structure

— Familiarity with GE business keeps costs competitive

No onboarding or educating new auditor

— Saves management's time & resources

INDEPENDENCE CONTROLS

Thorough Audit Committee oversight

— Includes private meetings with KPMG (4X+ per year for the committee and 8X+ per year for the committee chair)

— Annual evaluation

— Committee-directed process for selecting lead audit engagement partner

Rigorous limits on non-audit services

— Audit Committee preapproves non-audit services

— Certain types of otherwise permissible services prohibited

— KPMG engaged only when best-suited for the job

Robust internal KPMG independence process

— Includes periodic internal quality reviews

— Large number of partners staffed on GE audit (~300)

— Lead audit engagement partner rotation every 5 years

Strong regulatory framework

— KPMG subject to PCAOB inspections, Big 4 peer reviews & PCAOB/SEC oversight

KPMG Fees
(in millions)

	Audit[1]	Audit-related[2]	Tax[3]	All Other[4]	Total
2015	$75.0	$20.8	$1.8	$0.0	$97.6
2014	$78.2	$10.7	$2.2	$0.0	$91.1

[1] Audit & review of financial statements for 10-K/10-Q, internal control over financial reporting audit, statutory audits

[2] Assurance services, M&A due diligence & audit services, employee benefit plan audits; year-over-year increase driven by GE Capital exit plan

[3] Tax compliance & tax advice/planning

[4] GE did not engage KPMG for any other services

See "Audit" on page 52 for more information.

WHAT WE ARE PAYING FOR

500K+
audit hours

1,200+
statutory audits globally

~300
partners

SHAREOWNER PROPOSALS

<table>
<tr><td colspan="2" style="background:#f0f0e8;">Your vote is needed on the following proposals</td><td> Your Board recommends a vote AGAINST</td></tr>
</table>

	Proposal	Proponent	What the proposal asks for	Why the Board recommends a vote AGAINST this proposal
1	Lobbying report ▷ see page 55	PhilPERs*	Annual report on lobbying	GE already provides robust disclosure of its political & lobbying activities online & in our Sustainability Report
2	Independent chair ▷ see page 56	Kenneth Steiner	Require board chair to be independent	GE has a strong, independent lead director model & our current structure is the most effective for GE
3	Holy Land principles ▷ see page 57	Cardinal Resources Inc.	Implement 8 equal employment opportunity principles in Israel	GE already provides equal opportunity employment & employs a diverse workforce globally, including in Israel
4	Cumulative voting ▷ see page 58	Martin Harangozo	Allow shareowners to aggregate their shares & vote all for one or more nominees	Directors should be elected & accountable to all shareowners, not special interests
5	Performance-based options ▷ see page 59	James Jensen	Require some portion of future option grants to senior executives be performance-based	GE's executive compensation program is already predominantly performance-based
6	Human rights report ▷ see page 60	NCPPR*	Report on GE's guidelines for investing, operating & withdrawing from regions with human rights risks	GE has a strong track record on human rights issues & provides robust disclosure on our website

*PhilPERs = The City of Philadelphia Public Employees Retirement System | NCPPR = National Center for Public Policy Research

How to Submit a Proposal for Next Year

	Proposals to include in proxy*	Director nominees to include in proxy (proxy access)**	Other proposals/nominees to be presented at annual meeting**
Minimum GE stock ownership requirement	$2,000	3% for 3 years (up to 20 shareowners can aggregate)	1 share
Deadline for GE to receive	Close of business on 11/14/16	Between 10/15/16 and close of business on 11/14/16	
Where to send	**By mail:** Alex Dimitrief, Secretary, General Electric Company, at the applicable address listed on the inside front cover of this proxy statement **By email:** shareowner.proposals@ge.com		
What to include	Information required by SEC rules	Information required by our by-laws	

  * Proposals must satisfy SEC requirements, including Rule 14a-8

** Proposals not submitted pursuant to SEC Rule 14a-8 and any director nominees must satisfy GE's by-law requirements, available on GE's website
   (see "Helpful Resources" on page 65)

 

ANNUAL MEETING

You are invited to attend GE's 2016 annual meeting. This page contains important information about the meeting, including how you can make sure your views are represented by voting today. Be sure to check out our interactive, mobile-friendly online proxy (www.ge.com/proxy) and annual report (www.ge.com/annualreport).



Cordially,
Alex Dimitrief, Secretary

LOGISTICS

Date: April 27, 2016

Time: 10:00 a.m. Eastern Time

Webcast: www.ge.com/investor-relations

Location: Prime F. Osborn III Convention Center, 1000 Water Street, Jacksonville, FL 32204



Attending in Person: You must be a GE shareowner as of the record date, and you must bring your admission card & photo ID. Follow the instructions on page 64 or on our proxy website

AGENDA

Elect the 16 directors named in the proxy for the coming year
read more on page 11

✅ Your Board recommends a vote for each director nominee

Approve our named executives' compensation in advisory vote
read more on page 28

✅ Your Board recommends a vote for this proposal

Ratify the selection of KPMG as independent auditor for 2016
read more on page 52

✅ Your Board recommends a vote for this proposal

Vote on shareowner proposals included in proxy if properly presented
read more on page 55

❌ Your Board recommends a vote against each proposal

Shareowners also will transact any other business that properly comes before the meeting

Vote standard: Majority of votes cast; abstentions & broker non-votes not counted & therefore have no effect

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Check out our interactive, mobile-friendly online proxy & annual report

www.ge.com/proxy
www.ge.com/annualreport

Also check out our new integrated summary report, which combines key information from GE's annual report, proxy statement and sustainability websites.

www.ge.com/ar2015/
 integrated-report

HOW YOU CAN VOTE

Do you hold shares directly with GE or in the Retirement Savings Plan (RSP)?	**Do you hold shares through a bank or broker?**
 **Use the Internet** at www.investorvote.com/GE	**Use the Internet** at www.proxyvote.com
 **Call toll-free** (US/Canada) 1-800-652-VOTE (8683)	**Call toll-free** (US/Canada) 1-800-454-VOTE (8683)
 **Mail your signed** proxy form	**Mail your signed** voting instruction form

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VOTING Q&A

Who can vote? Shareowners as of our record date, February 29, 2016

How many shares are entitled to vote? 9.3 billion common shares (preferred shares are not entitled to vote)

How many votes do I get? One vote on each proposal for each share you held as of February 29, 2016

Do you have an independent inspector of elections? Yes, you can reach them at IVS Associates, 1000 N. West St., Ste. 1200 Wilmington, DE 19801

Can I change my vote? Yes, by voting in person at the meeting, delivering a new proxy or notifying IVS Associates in writing. But, if you hold shares through a broker, you will need to contact them

Is my vote confidential? Yes, only IVS Associates & certain GE employees/agents have access to individual shareowner voting records

Where can I find out more information? See "Voting & Meeting Information" on page 62

Governance

Election of Directors

What are you voting on?

At the 2016 annual meeting, 16 directors are to be elected to hold office until the 2017 annual meeting and until their successors have been elected and qualified. All nominees are currently GE directors who were elected by shareowners at the 2015 annual meeting, except for Sébastien Bazin and Lowell McAdam, whose Board service would commence upon their election at the annual meeting, and Peter Henry, whose Board service would commence in July 2016 due to pre-existing commitments.

Consistent with the Board's tenure policies (see "How We Build a Board That Is Right for GE" on page 17), Douglas A. Warner III and James I. Cash, Jr., the longest-tenured incumbent directors, are not standing for reelection after serving 24 and 19 years, respectively. Robert J. Swieringa is retiring from the Board after 14 years of service. Their terms will end at the annual meeting.

We thank Sandy, Jim and Bob for their years of service and dedication to the Board and GE.

✓ **Your Board recommends a vote FOR each of the following director nominees**



Sébastien M. Bazin

Director since: **New Nominee**   Age: **54**
Birthplace: **France**   Independent
Qualifications: 🎖🌐🛠💲📊

> **Chairman and CEO, Accor, a global hotel company, Paris, France (since 2013)** *Leadership, Global*

PRIOR BUSINESS EXPERIENCE

— CEO, Europe Colony Capital, a private investment firm (1997–2013) *Leadership, Investor, Industry*
— Group Managing Director, CEO and General Manager, Immobilière Hôtelière (1992–1997)
— Began career in 1985 in US finance sector, becoming Vice President, M&A, PaineWebber *Finance*

CURRENT PUBLIC COMPANY BOARDS

— Accor
— China Lodging Group

PAST PUBLIC COMPANY BOARDS

— Vice Chairman, Carrefour, a multinational French retailer *Global*

OTHER POSITIONS

— Vice Chairman, Supervisory Board, Gustave Roussy Foundation, cancer research funding *Industry*
— Board President, Théâtre du Châtelet, theater and opera house

EDUCATION

— Sorbonne University
— MA (Economics), Sorbonne University



W. Geoffrey Beattie

Director since: **2009**   Age: **55**
Birthplace: **Canada**   Independent
Qualifications: 🎖🌐💲📊⚠

> **CEO, Generation Capital, a private investment company, Toronto, Canada (since 2013)** *Leadership, Investor*

PRIOR BUSINESS EXPERIENCE

— CEO, The Woodbridge Company, a multinational Canadian company that is the majority shareholder of Thomson Reuters, a large information/technology company (1998–2012) *Leadership, Global, Investor*
— Deputy chairman, Thomson Reuters (2000–2013) *Finance*
— Partner at Toronto law firm Torys (prior to joining The Woodbridge Company)

CURRENT PUBLIC COMPANY BOARDS

— General Electric
— Royal Bank of Canada, a leading global financial services company (chairman of Risk Committee) *Risk Management*
— Maple Leaf Foods, a multinational food company (chairman of Governance Committee)
— Acasta Enterprises, a special purpose acquisition corporation (chairman of Audit Committee)

PAST PUBLIC COMPANY BOARDS

— Thomson Reuters

OTHER POSITIONS

— Trustee, University Health Network, a leading healthcare provider in Toronto
— Chairman, Relay Ventures, a Canadian venture capital firm
— Director, DBRS, Inc., a rating agency

EDUCATION

— Law degree, University of Western Ontario

🎖 Leadership 🌐 Global 🛠 Industry 💲 Finance 🎓 Talent Development 📊 Investor 🖥 Technology ⚠ Risk Management 🏛 Government ⊘ Marketing



John J. Brennan

Director since: **2012**   Age: **61**
Birthplace: **United States**   **Independent**
Qualifications: 🏅 💲 🎓 📊 ⚠️

Chairman emeritus and senior advisor, The Vanguard Group, a global investment management company, Malvern, PA (since 2010) *Leadership, Investor, Talent Development*

PRIOR BUSINESS EXPERIENCE
— Chairman and CEO, Vanguard (CEO 1996–2008; Chairman 1998–2009)
— CFO and president, Vanguard (joined in 1982) *Finance*

PRIOR REGULATORY EXPERIENCE
— Lead governor, Board of Governors of Financial Industry Regulatory Authority (FINRA), a US financial services industry regulator *Risk Management, Finance*
— Former chairman, Financial Accounting Foundation, overseer for financial accounting/reporting standard-setting boards *Finance*

CURRENT PUBLIC COMPANY BOARDS
— General Electric
— LPL Financial Holdings Inc.

PAST PUBLIC COMPANY BOARDS
— The Hanover Insurance Group

OTHER POSITIONS
— Director, Guardian Life Insurance Company of America
— Chairman, The Vanguard Charitable Endowment Program
— Chair-elect, Board of Trustees, University of Notre Dame

EDUCATION
— Dartmouth College
— MBA, Harvard University



Francisco D'Souza

Director since: **2013**   Age: **47**
Birthplace: **Kenya**   **Independent**
Qualifications: 🏅 🌐 💲 🖥️

CEO, Cognizant Technology Solutions Corporation, a multinational IT company, Teaneck, NJ (since 2007) *Leadership, Global, Technology, Finance*

PRIOR BUSINESS EXPERIENCE
— President, Cognizant (2007–2012) *Technology*
— COO, Cognizant (2003–2006) *Technology*
— Co-founded Cognizant (1994) *Technology*
— Previously held various roles at Dun & Bradstreet

CURRENT PUBLIC COMPANY BOARDS
— General Electric
— Cognizant

OTHER POSITIONS
— Board Co-Chair, New York Hall of Science, a science and technology center
— Trustee, Carnegie Mellon University

EDUCATION
— University of East Asia
— MBA, Carnegie Mellon University



Marijn E. Dekkers

Director since: **2012**   Age: **58**
Birthplace: **Netherlands**   **Independent**
Qualifications: 🏅 🌐 🔧 🎓 🖥️

Chairman of the Board of Management, Bayer, a multinational life sciences company, Leverkusen, Germany (since 2010*) *Leadership, Global, Industry, Technology, Talent Development*

PRIOR BUSINESS EXPERIENCE
— Interim CEO, Bayer Healthcare (2010)
— President and CEO, Thermo Electron Corporation, the world's leading manufacturer of laboratory instruments (later renamed Thermo Fisher Scientific) (2002–2009) *Leadership, Industry, Technology*
— COO, Thermo Electron Corporation (2000–2002)
— Previously worked at Allied Signal (subsequently Honeywell) and as a scientist at GE's corporate research center

CURRENT PUBLIC COMPANY BOARDS
— General Electric
— Unilever*

PAST PUBLIC COMPANY BOARDS
— Biogen Idec, a biotechnology company *Industry, Technology*
— Thermo Fisher Scientific

OTHER POSITIONS
— President, German Chemical Industry Association, Frankfurt
— Vice President, Federation of German Industry, Berlin

EDUCATION
— BS (chemistry), Radboud University of Nijmegen (Netherlands)
— PhD (chemical engineering), University of Eindhoven (Netherlands)

*Expected to retire from Bayer in April 2016 and become Chairman of the Board, Unilever

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🏅 Leadership   🌐 Global   🔧 Industry   💲 Finance   🔊 Talent Development   📊 Investor   🖥️ Technology   ⚠️ Risk Management   🏛️ Government   🎯 Marketing



Peter B. Henry

Director since: **New Nominee**   Age: **46**
Birthplace: **Jamaica**   **Independent**
Qualifications: 🏅🌐💲🎓🏛

Ninth Dean and William R. Berkley Professor of Economics & Finance, NYU's Stern School of Business, one of the top business schools in the US, New York, NY (Dean and Professor since 2010) *Leadership, Finance, Talent Development*

PRIOR ACADEMIC EXPERIENCE
— Konosuke Matsushita Professor of International Economics, Stanford University's Graduate School of Business (2008–2010) *Global, Finance, Talent Development*
— Joined Stanford University in 1997 and held various positions
— Rhodes Scholar
— Prominent writer in the field of economics, international finance and emerging markets *Global*

CURRENT PUBLIC COMPANY BOARDS
— Citigroup, a leading financial services company

PAST PUBLIC COMPANY BOARDS
— Kraft Foods, a large multinational food company

OTHER POSITIONS
— Board member, National Bureau of Economic Research
— Member, Federal Reserve Bank of New York's Economic Advisory Panel *Government*
— Member, President's Commission on White House Fellowships *Government*
— Led 2008 Presidential Transition Team's review of international lending agencies *Government*
— Board member, Council on Foreign Relations

EDUCATION
— University of North Carolina at Chapel Hill
— Oxford University (mathematics)
— PhD (economics), MIT



Susan J. Hockfield

Director since: **2006**   Age: **64**
Birthplace: **United States**   **Independent**
Qualifications: 🏅🔧🎓🖥

President Emerita and professor of neuroscience, MIT, a leading research university with a prominent renewable energy program (President Emerita since 2012; Professor since 2004), Cambridge, MA *Technology, Industry*

PRIOR ACADEMIC EXPERIENCE
— President, MIT (2004–2012) *Leadership, Talent Development*
— Provost, Yale University, a leading university (2003–2004) *Leadership, Talent Development*
— Dean, Yale Graduate School of Arts & Sciences (1998–2002)
— Faculty member, Yale University (1985–2004)
— Previously a member of the scientific staff at the Cold Spring Harbor Laboratory
— Leading research neuroscientist

CURRENT PUBLIC COMPANY BOARDS
— General Electric

PAST PUBLIC COMPANY BOARDS
— Qualcomm, a global technology company

OTHER POSITIONS
— Former co-chair, Advanced Manufacturing Partnership, a US Presidential manufacturing initiative *Industry*
— Board member, Partners Healthcare, a large hospital operator *Industry*
— Member, Commission to Review the Effectiveness of the National Energy Laboratories, US Department of Energy *Industry*
— President-elect, American Association for the Advancement of Science
— Member, American Academy of Arts & Sciences
— Board member, Council on Foreign Relations
— Foundation Board Member, World Economic Forum
— Trustee, Boston Symphony Orchestra
— Member, MIT Corporation

EDUCATION
— University of Rochester
— PhD, Georgetown University (neuroscience concentration)



Jeffrey R. Immelt

Director since: **2000**   Age: **60**
Birthplace: **United States**
Qualifications: 🏅🌐🔧🏛

Chairman and CEO, General Electric, Fairfield, CT (since 2001) *Leadership, Global, Industry*

PRIOR BUSINESS EXPERIENCE
— President and chairman-elect, GE (2000)
— SVP, GE, and President and CEO, GE Medical Systems (1996–2000)
— VP, GE, and general manager, GE Plastics Americas (1993–1996)
— Joined GE in 1982 in corporate marketing and held series of leadership positions with GE Plastics in sales, marketing and global product development
— Named one of the "World's Best CEOs" three times by Barron's

CURRENT PUBLIC COMPANY BOARDS
— General Electric

OTHER POSITIONS
— Former director, Federal Reserve Bank of New York, a government-organized financial and monetary policy organization *Government*
— Former chairman, US Presidential Council on Jobs and Competitiveness *Government*
— Trustee, Dartmouth College
— Member, American Academy of Arts & Sciences

EDUCATION
— Dartmouth
— MBA, Harvard University

🏅 Leadership   🌐 Global   🔧 Industry   💲 Finance   🎓 Talent Development   📈 Investor   🖥 Technology   ⚠ Risk Management   🏛 Government   ⊘ Marketing



Andrea Jung

Director since: **1998**   Age: **57**
Birthplace: **Canada**   **Independent**
Qualifications: 🏅🌐🎓🖥️✓

> President and CEO, Grameen America,
> a non-profit microfinance organization
> (since 2014), New York, NY *Leadership*

PRIOR BUSINESS EXPERIENCE
— Chairman and CEO, Avon Products, a global consumer products company with a large and complicated sales and marketing network (CEO 1999–2012; Chairman 2001–2012) *Leadership, Global, Marketing, Talent Development*
— Joined Avon in 1994
— Previously served as EVP, Neiman Marcus, and SVP, I. Magnin

CURRENT PUBLIC COMPANY BOARDS
— General Electric
— Apple (former co-lead director), a leading technology company *Technology*
— Daimler, a global European automaker *Global, Technology*

PAST PUBLIC COMPANY BOARDS
— Avon

OTHER POSITIONS
— Member, Committee for Economic Development of the Conference Board
— Director, Grameen America
— Former trustee, New York Presbyterian Hospital, a leading US hospital
— Former chairman, World Federation of Direct Selling Associations

EDUCATION
— Princeton University



Robert W. Lane

Director since: **2005**   Age: **66**
Birthplace: **United States**   **Independent**
Qualifications: 🏅🌐🛠️$🎓

> Former Chairman and CEO, Deere &
> Company, an agricultural, construction
> and forestry equipment manufacturing
> company, Moline, IL (since 2010)
> *Leadership, Finance, Global, Industry,
> Talent Development*

PRIOR BUSINESS EXPERIENCE
— Chairman and CEO, Deere (CEO 2000–2009; Chairman 2000–2010)
— Previously COO and CFO at Deere *Finance*
— Joined Deere in 1982 after career in global banking and served in leadership positions in its global construction equipment and agricultural divisions and at Deere Credit

CURRENT PUBLIC COMPANY BOARDS
— General Electric
— BMW, a global European automaker *Global*

PAST PUBLIC COMPANY BOARDS
— Deere
— Verizon Communications
— Northern Trust Corporation, a global financial services company *Global, Finance*

OTHER POSITIONS
— Trustee, University of Chicago

EDUCATION
— Wheaton College
— MBA, University of Chicago



Rochelle B. Lazarus

Director since: **2000**   Age: **68**
Birthplace: **United States**   **Independent**
Qualifications: 🏅🌐🛠️✓

> Chairman emeritus and former CEO,
> Ogilvy & Mather Worldwide, a global
> marketing communications company,
> New York, NY (since 2012) *Leadership,
> Global, Marketing*

PRIOR BUSINESS EXPERIENCE
— Chairman and CEO, Ogilvy & Mather (CEO 1996–2008; Chairman 1997–2012)
— President and COO, Ogilvy & Mather (1995–1996)
— Joined Ogilvy & Mather in 1971 and served in leadership positions in its US direct marketing business and its New York and North American operations

CURRENT PUBLIC COMPANY BOARDS
— General Electric
— Blackstone Group, a global financial services company *Industry, Global*
— Merck, a global pharmaceutical company *Industry*

OTHER POSITIONS
— Trustee, New York Presbyterian Hospital, a leading US hospital *Industry*
— Board of Governors, FINRA, financial services industry regulator
— Director, World Wildlife Fund
— Director, Lincoln Center for the Performing Arts
— Defense Business Board
— Board of Overseers, Columbia Business School

EDUCATION
— Smith College
— MBA, Columbia University

🏅 Leadership 🌐 Global 🛠️ Industry $ Finance 🌱 Talent Development 📈 Investor 🖥️ Technology ⚠️ Risk Management 🏛️ Government ✓ Marketing



Lowell C. McAdam

Director since: **New Nominee**   Age: **61**
Birthplace: **United States**   Independent
Qualifications: 🏅🌐💲🖥️

Chairman and CEO, Verizon Communications, a leading provider of wireless, fiber-optic and global Internet networks and services, New York, NY (CEO since 2011, chair since 2012) *Leadership, Global, Technology, Finance*

PRIOR BUSINESS EXPERIENCE
— President and COO, Verizon (2010–2011)
— Previously held key executive positions at Verizon Wireless, including president and CEO (2000–2010)
— President and CEO, PrimeCo Personal Communications (1997–2000)
— Held various executive positions at AirTouch Communications and Pacific Bell

CURRENT PUBLIC COMPANY BOARDS
— Verizon Communications

OTHER POSITIONS
— Trustee, Cornell University
— Chair, Cornell Tech Board of Overseers

EDUCATION
— Cornell University
— MBA, University of San Diego



James J. Mulva

Director since: **2008**   Age: **69**
Birthplace: **United States**   Independent
Qualifications: 🏅🌐🛠️💲

Former Chairman, President and CEO, ConocoPhillips, an integrated global energy company, Houston, TX (since 2012) *Leadership, Global, Industry*

PRIOR BUSINESS EXPERIENCE
— Chairman, President and CEO, ConocoPhillips (President and CEO 2002–2012; Chairman 2004–2012)
— Previously served in various leadership positions at Phillips Petroleum, including CFO, chairman and CEO *Finance*

CURRENT PUBLIC COMPANY BOARDS
— General Electric
— General Motors, a global automaker *Global*

PAST PUBLIC COMPANY BOARDS
— Statoil, a leading oil and gas company based in Norway *Global, Industry*

OTHER POSITIONS
— Chair-elect, Board of Visitors, M.D. Anderson Cancer Center, a leading cancer center *Industry*
— Former chairman, American Petroleum Institute (2005 and 2006)

EDUCATION
— University of Texas
— MBA, University of Texas



James E. Rohr

Director since: **2013**   Age: **67**
Birthplace: **United States**   Independent
Qualifications: 🏅🛠️🎓📈⚠️

Former Chairman and CEO, PNC Financial Services Group, a large financial services company, Pittsburgh, PA (since 2014) *Leadership, Risk Management, Talent Development*

PRIOR BUSINESS EXPERIENCE
— Chairman and CEO, PNC (CEO 2000–2013; Chairman 2001–2014)
— Joined PNC in 1972 and served in various management positions, including as president, vice chair and COO

CURRENT PUBLIC COMPANY BOARDS
— General Electric
— Allegheny Technologies
— EQT (lead independent director), a large natural gas company *Industry*
— Marathon Petroleum, a multinational oil company *Industry*

PAST PUBLIC COMPANY BOARDS
— BlackRock, a multinational investment management company *Investor*
— PNC

OTHER POSITIONS
— Former President, Federal Advisory Council of Board of Governors, Federal Reserve, the US central banking system *Risk Management*
— Chairman, Board of Trustees, Carnegie Mellon University
— Trustee, University of Notre Dame

EDUCATION
— University of Notre Dame
— MBA, The Ohio State University

🏅 Leadership 🌐 Global 🛠️ Industry 💲 Finance 🎓 Talent Development 📈 Investor 🖥️ Technology ⚠️ Risk Management 🏛️ Government ⦿ Marketing



Mary L. Schapiro

Director since: **2013**   Age: **60**
Birthplace: **United States**   **Independent**
Qualifications: 🏅 🌐 🔧 💲 ⚠ 🏛

Vice Chair, Advisory Board, Promontory Financial Group, a leading strategy, risk management and regulatory compliance consulting firm, Washington, D.C. (since 2014) *Industry, Risk Management, Finance*

PRIOR BUSINESS EXPERIENCE
— Managing director and chairman of governance and markets practice, Promontory (2013–2014)

PRIOR REGULATORY EXPERIENCE
— 29th Chairman, SEC, US agency that enforces the federal securities laws (2009–2012) *Leadership, Government*
— Chairman and CEO, FINRA, financial services industry regulator (2006–2008) *Leadership, Government*
— Previously, held key executive positions at FINRA, including vice chairman and president of NASD Regulation (1996–2006)
— Chairman, CFTC, US federal agency that regulates the futures trading industry (1994–1996) *Leadership, Government*
— Commissioner, SEC (1988–1994) *Government*

CURRENT PUBLIC COMPANY BOARDS
— General Electric
— London Stock Exchange Group

PAST PUBLIC COMPANY BOARDS
— Duke Energy, a large multinational energy company *Industry*
— Kraft Foods, a large multinational food company

OTHER POSITIONS
— Vice chair, Sustainability Accounting Standards Board
— Governing Board member, Center for Audit Quality
— Senior advisor for corporate governance and regulatory issues, Hudson Executive Capital

EDUCATION
— Franklin & Marshall College
— JD, George Washington University



James S. Tisch

Director since: **2010**   Age: **63**
Birthplace: **United States**   **Independent**
Qualifications: 🏅 🌐 🔧 💲 📈

President and CEO, Loews Corporation, a diversified multinational holding company with subsidiaries involved in energy, insurance and hospitality, New York, NY (since 1998) *Leadership, Global, Finance, Industry, Investor*

CURRENT PUBLIC COMPANY BOARDS
— General Electric
— Loews and its consolidated subsidiaries, CNA Financial, an insurance company, and Diamond Offshore Drilling (chairman), an offshore drilling and natural gas exploration company *Industry*

OTHER POSITIONS
— Director, Mount Sinai Medical Center, a leading US hospital *Industry*
— Former director, Federal Reserve Bank of New York, a government-organized financial and monetary policy organization *Finance*
— Chairman, nonprofit WNET
— Director, New York Public Library
— Director, Partnership for New York City
— Member, Council on Foreign Relations
— Member, American Academy of Arts & Sciences

EDUCATION
— Cornell University
— MBA, University of Pennsylvania

🏅 Leadership 🌐 Global 🔧 Industry 💲 Finance 🎓 Talent Development 📈 Investor 🖥 Technology ⚠ Risk Management 🏛 Government ⊘ Marketing

Board Composition

How We Build a Board That Is Right for GE

We believe that GE benefits when there is a mix of experienced directors with a deep understanding of the company and others who bring a fresh perspective. The Governance & Public Affairs Committee (the Governance Committee) is charged with reviewing the composition of the Board and refreshing the Board as appropriate. With this in mind, the committee continuously reviews potential candidates and recommends nominees to the Board for approval. GE is a very desirable Board for external candidates, which allows us to recruit exceptionally talented directors on an ongoing basis. In this regard, the committee has recruited eight new directors to the Board over the past five years, including three new directors for 2016.

HOW WE REFRESH THE BOARD

— **Term limits.** In September 2015, the Board adopted a 15-year term limit for independent directors (with a 2-year transition period for existing directors).

— **Age limits.** With limited exceptions, directors may not be renominated to the Board after their 75th birthday.

— **Board evaluation.** The Board annually assesses its effectiveness through a process led by the Board's lead director. See "How We Evaluate the Board's Effectiveness" on page 23.

See the Board's Governance Principles (see "Helpful Resources" on page 65) for more information on these policies.

IMPORTANT FACTORS IN ASSESSING BOARD COMPOSITION. The Governance Committee strives to maintain an engaged, independent board with broad and diverse experience and judgment that is committed to representing the long-term interests of our shareowners. The committee considers a wide range of factors when selecting and recruiting director candidates, including:

— **Ensuring an experienced, qualified Board with expertise in areas relevant to GE.** The committee seeks directors who have held significant leadership positions and who have experience in technology, finance, risk management, global business, investing, marketing, government and the industries in which we compete, as described below.

⚜ LEADERSHIP EXPERIENCE

16/16 directors

We believe that directors who have held significant leadership positions over an extended period, especially CEO positions, possess extraordinary leadership qualities and demonstrate a practical understanding of organizations, processes, strategy and risk management, and know how to drive change and growth.

🌐 GLOBAL EXPERIENCE

12/16 directors

We have added directors with global business experience because GE's continued success depends, in part, on continuing to grow its businesses outside the US. For example, approximately 55% of our revenues and 64% of our infrastructure orders came from outside the US in 2015.

🛠 INDUSTRY EXPERIENCE

10/16 directors

We have sought directors with leadership experience in the industries in which we participate. For example, over the last few years we have added directors with oil and gas and healthcare industry experience given the significance of our Oil & Gas and Healthcare businesses, which comprise 14% and 15% of our revenues, respectively.

DIRECTOR RECRUITMENT PROCESS

Candidate Recommendations

From shareowners, management, directors & search firms

Governance Committee

— Discusses & interviews candidates
— Reviews qualifications & expertise, tenure, regulatory requirements & cognitive diversity
— Recommends nominees

Board of Directors

Discusses, analyzes independence & selects nominees

Shareowners

Vote on nominees at annual meeting

DIRECTOR "MUST-HAVES"

— Highest personal & professional ethics
— Integrity & values
— A passion for learning
— Inquisitive & objective perspective
— A sense for priorities & balance

💲 FINANCE EXPERIENCE
10/16 directors

GE uses a broad set of financial metrics to measure its performance, and accurate financial reporting and robust auditing are critical to our success. We have added a number of directors who qualify as audit committee financial experts, and we expect all of our directors to have an understanding of finance and financial reporting processes.

🎓 TALENT DEVELOPMENT EXPERIENCE
7/16 directors

In light of the importance of the Board's role in succession planning, we have sought directors with talent development experience, including those with academic backgrounds. We believe that these directors have a unique ability to inspire and develop others and an acute skillfulness in identifying talent.

📊 INVESTOR EXPERIENCE
5/16 directors

To ensure strong alignment with our investors, we have added directors who have experience overseeing investments and investment decisions. We believe that these directors can help focus management and the Board on the most critical value drivers for the company.

🖥 TECHNOLOGY EXPERIENCE
5/16 directors

As a science and technology company and leading innovator, we have added directors with technology backgrounds because our success depends on developing and investing in new technologies and ideas. Technology experience has become increasingly important as we intensify our focus on software and the Industrial Internet with the launch of GE Digital.

⚠ RISK MANAGEMENT EXPERIENCE
4/16 directors

In light of the Board's role in overseeing risk management and understanding the most significant risks facing the company, we have added directors with experience in risk management and oversight.

🏛 GOVERNMENT EXPERIENCE
3/16 directors

We have added directors with experience in governmental and regulatory organizations because many of GE's businesses are heavily regulated and are directly affected by governmental actions and socioeconomic trends.

◎ MARKETING EXPERIENCE
2/16 directors

GE seeks to grow organically by identifying and developing new markets for its products and services. Directors with marketing expertise, especially on an international basis, are therefore important to us. Marketing and branding expertise is also important as we shift our portfolio to be more industrial and software focused.

— **Enhancing the Board's diversity of background.** Although the Board does not have a formal diversity policy, the Governance Committee takes into account a candidate's ability to contribute to the diversity of background on the Board, which we call cognitive diversity. We consider the candidate's and the existing Board members' race, ethnicity, gender, age, cultural background and professional experience. The committee reviews its effectiveness in balancing these considerations when assessing the composition of the Board.

— **Complying with regulatory requirements and the Board's independence guidelines.** The Governance Committee considers regulatory requirements affecting directors, including potential competitive restrictions and financial institution management interlocks. It also looks at other positions the director has held or holds (including other board memberships), and the Board reviews director independence.

DIRECTOR CANDIDATE RECOMMENDATIONS. The committee considers all shareowner recommendations for director candidates, evaluating them in the same manner as candidates suggested by other directors or third-party search firms (which the company retains from time to time, and has retained over the past year, to help identify potential candidates). Mr. Bazin was recommended to the Governance Committee by management, and Messrs. Henry and McAdam were recommended by a third-party search firm.

> **HOW YOU CAN RECOMMEND A CANDIDATE**
>
> Write to the Governance Committee, c/o Alex Dimitrief, Secretary, GE, at the applicable address listed on the inside front cover of this proxy statement, and include all information that our by-laws require for director nominations. The general qualifications and specific qualities and skills sought by the committee for directors are discussed under "How We Build a Board That Is Right for GE" on page 17.

How We Assess Board Size

The Governance Committee takes a fresh look at Board size each year. Consistent with the Board's Governance Principles (see "Helpful Resources" on page 65), the committee believes that the Board's current size (16 directors) is appropriate, given the size of GE and the need to access a wide range of director views and backgrounds to reflect the diversity and complexity of the businesses and markets in which we operate. This size also is consistent with our historical approach. Over the last 40 years, we have had between 14 and 20 directors with the median at 16, a range the committee believes has served the company and its shareowners well.

How We Assess Director Independence

BOARD MEMBERS. The Board's Governance Principles require all non-management directors to be independent. All of our director nominees (listed under "Election of Directors" on page 11) other than Mr. Immelt are independent, as were directors Cash, Swieringa and Warner and former director Ann Fudge throughout the period they served on our Board.

— **The Board's guidelines.** For a director to be considered independent, the Board must determine that he or she does not have any material relationship with GE. The Board's guidelines for director independence conform to, or are more exacting than, the independence requirements in the New York Stock Exchange's (NYSE) listing standards. In addition to applying these guidelines, which you can find in the Board's Governance Principles on GE's website (see "Helpful Resources" on page 65), the Board considers all relevant facts and circumstances when making an independence determination.

— **Applying the guidelines in 2015.** In determining director independence for 2015, the Board considered relevant transactions, relationships and arrangements in assessing independence, including relationships among Board members, their family members and the company, as described under "Relationships and Transactions Considered for Director Independence" below.

COMMITTEE MEMBERS. All members of the Audit Committee, Management Development and Compensation Committee (the Compensation Committee), Governance Committee and GE Capital Committee must be independent as defined by the Board's Governance Principles.

— **Heightened standards for Audit Committee members.** Under a separate SEC independence requirement, Audit Committee members may not accept any consulting, advisory or other fee from GE or any of its subsidiaries, except compensation for Board service.

— **Heightened standards for members of the Compensation and Governance Committees.** As a policy matter, the Board also applies a separate, heightened independence standard to members of the Compensation and Governance Committees: no member of either committee may be a partner, member or principal of a law firm, accounting firm or investment banking firm that accepts consulting or advisory fees from GE or a subsidiary. In addition, in determining that Compensation Committee members are independent, NYSE rules require the Board to consider their sources of compensation, including any consulting, advisory or other compensation paid by GE or a subsidiary.

The Board has determined that all members of the Audit, Compensation, Governance and GE Capital Committees as well as the Technology & Industrial Risk Committee (the Industrial Risk Committee) are independent and, where applicable, also satisfy these committee-specific independence requirements.

Relationships and Transactions Considered for Director Independence

Director/ nominee	Organization	Relationship	Sales to GE <1% of other company's revenues	Purchases from GE <1% of other company's revenues	Indebtedness to GE <1% of GE's assets
			GE Transaction		
Bazin	Accor	Chair & CEO	✓	N/A	✓
Beattie	Elizabeth Arden	Brother is executive	✓	N/A	✓
D'Souza	Cognizant	CEO	✓	✓	✓
Dekkers	Bayer	Chair of Management Board	✓	N/A	✓
McAdam	Verizon	Chair & CEO	✓	N/A	✓
Tisch	Loews	President & CEO	✓	✓	N/A
All directors	Various charitable organizations	Executive, director or trustee	Charitable contributions from GE *<1% of the organization's revenues*		

Board Committees

A significant portion of the Board's oversight responsibilities is carried out through its five independent committees.

COMMITTEE CHANGES REFLECT STRATEGIC SHIFT

In line with GE's strategic shift away from financial services to focus on its industrial businesses as well as its increased investment in software and analytics with the recent launch of GE Digital, in February 2016, the Board changed its committee structure as follows:

— the **Risk Committee became the GE Capital Committee,** focused on the GE Capital exit plan; and

— the **Science & Technology Committee became the Technology & Industrial Risk Committee,** focused on industrial and product risk, cybersecurity, R&D and the company's Industrial Internet initiative.

COMMITTEE COMPOSITION

All committee members satisfy the NYSE's and GE's definitions of independent director, and all Audit Committee members are audit committee financial experts (as defined under SEC rules), in each case as determined by the Board.

COMMITTEE OPERATIONS

Each committee meets periodically throughout the year, reports its actions and recommendations to the Board, receives reports from senior management, annually evaluates its performance and has the authority and funding to retain outside advisors.

COMMITTEE RESPONSIBILITIES

The primary responsibilities of each committee are listed to the right (and committee responsibilities relating to risk oversight are described under "How We Oversee & Manage Enterprise Risk" on page 24. For more detail, see the committee charters and key practices on GE's website (see "Helpful Resources" on page 65).

Audit



A WORD FROM THE CHAIR, SANDY WARNER*

In 2015, our focus included accounting, controls and disclosure for the GE Capital exit plan. Other priorities included:

— Alstom integration, including compliance

— New revenue recognition standard

— Cash management initiatives

16 meetings in 2015

MEMBERS

D'Souza	Mulva	Warner
Lane	Swieringa	

KEY OVERSIGHT RESPONSIBILITIES

— Independent auditor engagement

— Financial reporting & accounting standards

— Internal audit functions (Corporate Audit Staff & GE Capital Audit)

— Disclosure & internal controls

— Compliance & integrity programs

*Ms. Schapiro will become the Audit Committee chair following the annual meeting.

Governance



A WORD FROM THE CHAIR, SHELLY LAZARUS

Refreshing the Board and recruiting new directors were key priorities in 2015. We also focused on:

— New director term limit policy

— Implementation of proxy access

— Board committee reorganization

4 meetings in 2015

MEMBERS

Brennan	Jung	Tisch
Hockfield	Lazarus	Warner

KEY OVERSIGHT RESPONSIBILITIES

— Director recruitment

— Corporate governance

— Board committee structure & membership

— Annual Board self-evaluation

— Conflict-of-interest reviews

— Director compensation

— GE positions on corporate social responsibilities

— Political spending & lobbying

Compensation



A WORD FROM THE CHAIR, JACK BRENNAN

An important item in 2015 was overseeing the operation of the new bonus program, and ensuring that the performance metrics continued to provide incentives aligned with the company's changing strategy. We also focused on:

— Key leadership changes
— Implementation of new equity compensation program
— Employee retention in connection with the GE Capital exit plan

10 meetings in 2015

MEMBERS

Brennan	Jung	Rohr
Cash	Lane	Warner
Dekkers		

KEY OVERSIGHT RESPONSIBILITIES

— Executive succession planning
— CEO & senior executive performance evaluations
— CEO & senior executive compensation
— Development & selection of senior management
— Incentive compensation programs, including GE's 2007 Long-Term Incentive Plan

GE Capital



A WORD FROM THE CHAIR, GEOFF BEATTIE

Risk oversight and execution of the GE Capital exit plan was a key priority in 2015. We also focused on:

— GE Capital reorganization
— Capital planning & liquidity
— Synchrony split-off

21 meetings in 2015

MEMBERS

Beattie	Rohr
Brennan	Schapiro

KEY OVERSIGHT RESPONSIBILITIES

— Risk management framework & related policies/processes
— Risk governance framework & risk assessment
— Risk appetite & key risk policies
— Metrics used to manage risks
— Financial services regulatory examinations & reviews
— Internal risk management function

Industrial Risk



A WORD FROM THE CHAIR, SUSAN HOCKFIELD*

During 2015, we focused on product management and technology. Other priorities included:

— GE Digital & our Software Center of Excellence
— Advanced manufacturing
— R&D funding

4 meetings in 2015

MEMBERS

Cash	Dekkers	Jung
D'Souza	Hockfield	Mulva

KEY OVERSIGHT RESPONSIBILITIES

— Technology & innovation strategies
— Investments & initiatives in science, technology & software
— Cybersecurity
— Science & technology trends
— R&D operations, including our Global Research Centers

*Mr. Dekkers will join Dr. Hockfield as co-chair of the Industrial Risk Committee effective April 2016.

Board Operations

Board Leadership Structure

Our CEO serves as the chairman of the Board. An independent director serves as the Board's lead director, with broad authority and responsibility over Board governance and operations.

WHY OUR BOARD LEADERSHIP STRUCTURE IS APPROPRIATE FOR GE. It allows one person to speak for and lead both GE and the Board, while also providing for effective independent board oversight through an independent lead director. At a company as large and diverse as GE, we believe the CEO is in the best position to focus the independent directors' attention on the issues of greatest importance to the company and its shareowners.

HOW WE SELECT THE LEAD DIRECTOR. The Governance Committee considers feedback from the current lead director, our Board members and the chairman, and then makes a recommendation to the Board's independent directors. Acting on this recommendation, the independent directors elect the lead director. Jack Brennan, chair emeritus of the Vanguard Group, was elected as the lead director in 2014. Under the Board's Governance Principles, Mr. Brennan also serves as chair of the Compensation Committee and as a member of the Governance Committee. In addition, he serves on the GE Capital Committee.

LEAD DIRECTOR RESPONSIBILITIES. The lead director focuses on optimizing the Board's processes and ensuring that the Board is prioritizing the right matters. Specifically, he has the following responsibilities (and may also perform other functions at the Board's request), as detailed in the Board's Governance Principles:

— **Board leadership** — provides leadership to the Board in any situation where the chairman's role may be perceived to be in conflict, and chairs meetings when the chairman is absent

— **Leadership of independent director meetings** — leads independent director meetings, which are scheduled at least three times per year (in addition to the numerous informal sessions that occur throughout the year) without any management directors or GE employees present

— **Additional meetings** — calls additional Board or independent director meetings as needed

— **Chairman-independent director liaison** — regularly meets with the chairman and serves as liaison between the chairman and the independent directors

— **Shareowner communications** — makes himself available for direct communication with our major shareowners

BOARD LEADERSHIP STRUCTURE



Lead Director elected solely by independent directors
Chairman of the Board & CEO
Independent Directors
Lead Director also serves as:
Compensation Committee Chair
Governance Committee Member

— **Board discussion items** — works with the chairman to propose an annual schedule of major Board discussion items

— **Board agenda, schedule & information** — approves the agenda, schedule and information sent to directors

— **Board governance processes** — works with the Governance Committee to guide the Board's governance processes, including succession planning and the annual Board self-evaluation

— **Board leadership structure review** — oversees the Board's periodic review and evaluation of its leadership structure

— **Chairman evaluation** — leads annual chairman evaluation

— **Committee chair selection** — advises the Governance Committee in choosing committee chairs



Director Attendance

BOARD/COMMITTEE MEETINGS. The Board held 13 meetings during 2015, including 3 formal meetings of the independent directors of the Board. In 2015, each of our director nominees and current directors attended at least 75% of the meetings held by the Board and committees on which the member served during the period the member was on the Board or committee, except for Dr. Cash, who faced unavoidable scheduling conflicts with his duties as lead independent director of another leading company.

ANNUAL SHAREOWNERS MEETING. Information about director attendance at the annual shareowners meeting can be found on GE's website (see "Helpful Resources" on page 65).

Board Members Visit at Least Two GE Businesses Per Year

GE POLICY. We encourage our directors to meet with GE senior managers without corporate management present. To facilitate this contact, directors are expected to make at least two visits to GE businesses each year unaccompanied by corporate management. In determining which businesses to visit, management and the Board give priority to those identified at the company's annual financial and strategic planning sessions as strategically important as well as any that have been recently acquired or are a particular focus of risk oversight.

2015 VISITS. Directors conducted more than 10 business visits in 2015, including visits to:

— Global Growth Organization & Global Operations
— Global Research Center
— Cybersecurity Center
— Oil & Gas (Turbomachinery)
— GE Capital (Energy Financial Services and Commercial Lending & Leasing)

— Power (Power Generation Products)
— Lighting
— Aviation
— Transportation
— Healthcare

How We Evaluate the Board's Effectiveness

ANNUAL EVALUATION PROCESS. Each year, the lead director interviews each director to obtain his or her assessment of director performance, Board dynamics and the effectiveness of the Board and its committees. At times, directors may also complete written assessments. After consulting with the chair of the Governance Committee, the lead director summarizes the directors' assessments for discussion with the Board and committees. From time to time, we engage an independent, third-party governance expert to conduct the interviews. For more information on this evaluation process, see the Board's Governance Principles and the Governance Committee's Key Practices (see "Helpful Resources" on page 65).

CHANGES MADE IN RESPONSE TO 2015 EVALUATIONS. In response to feedback received from our directors in 2015 (as well as feedback from our investors), the Board determined to adopt a term limit policy for independent directors, which will work in tandem with our age limit policy to help achieve a balanced mix of tenures and ages on the Board. See "How We Refresh the Board" on page 17.

 

How We Oversee & Manage Enterprise Risk

For more information, see the "Risk Management" and "Risk Factors" sections in our 2015 annual report on Form 10-K.

Board Oversight



COMMITTEE
REPORT-OUTS
& FULL BOARD
DISCUSSION

AUDIT COMMITTEE

MAJOR RISKS OVERSEEN

Financial statements, systems & reporting

Compliance

Audit

GOVERNANCE & PUBLIC AFFAIRS COMMITTEE

MAJOR RISKS OVERSEEN

Governance

Related person transactions

Public policy

Environmental, health & safety

MANAGEMENT DEVELOPMENT & COMPENSATION COMMITTEE

MAJOR RISKS OVERSEEN

Management resources

Senior executive compensation

Succession planning

TECHNOLOGY & INDUSTRIAL RISK COMMITTEE

MAJOR RISKS OVERSEEN

Technology

Industrial

Product

Cybersecurity

GE CAPITAL COMMITTEE

MAJOR RISKS OVERSEEN

GE Capital enterprise risks

Management Oversight



CORPORATE AUDIT STAFF & GE CAPITAL AUDIT

Have principal responsibility for monitoring financial reporting and internal control matters at GE and GE Capital

POLICY COMPLIANCE REVIEW BOARD

Has principal responsibility for monitoring compliance matters across GE

GE BLUEPRINT REVIEWS

A quarterly, integrated risk management & business planning review across GE businesses

GE CAPITAL BOARD & ENTERPRISE RISK MANAGEMENT COMMITTEE

Oversees implementation of GE Capital's risk appetite & establishment of appropriate systems to oversee/manage the following risks: strategic, liquidity, credit & investment, market, operational & compliance

| STRATEGIC RISK | OPERATIONAL RISK | FINANCIAL RISK | LEGAL & COMPLIANCE RISK |

Investor Outreach

We Have a Robust Investor Engagement Program

We conduct extensive governance reviews and investor outreach throughout the year. This ensures that management and the Board understand and consider the issues that matter most to our shareowners and enables GE to address them effectively.

How the Board Receives Direct Feedback from Major Institutional Investors

In 2015, the company began inviting major institutional investors to meet periodically with GE's independent directors. This complements management's investor outreach program and allows directors to directly solicit and receive investors' views on GE's strategy and performance.

How We Incorporated Investor Feedback Over the Past Year

For 2016, after considering feedback received from investors, the Board decided to:

— **Adopt term limits for independent directors** (15 years with a 2-year transition period for directors as of the 2016 annual meeting) (see "How We Refresh the Board" on page 17); and

— **Enhance our proxy disclosures**, including around Board and committee focus areas (see "Board Committees" on page 20) and the Audit Committee's oversight of the selection of KPMG's lead audit engagement partner (see "Rotation of Key Audit Partners and Audit Firms" on page 54).

Investor Outreach and Our 2015 Say-On-Pay Vote

At our 2015 annual meeting, shareowners expressed a high level of support (91%) for the compensation of our named executives. Following the meeting, we met with our largest investors to review compensation actions for the past year and discuss our say-on-pay vote.

The Compensation Committee reviewed these voting results, evaluated investor feedback and considered other factors used in assessing GE's executive compensation programs as discussed in this proxy statement. These factors included the alignment of our compensation program with the long-term interests of our shareowners and the relationship between risk-taking and the incentive compensation we

OUR INVESTOR ENGAGEMENT PROGRAM



Fall Conduct face-to-face meetings between GE management & our largest investors to assess which governance & comp practices are a priority

Winter Review feedback from fall meetings with Board & use it to enhance proxy disclosures & make appropriate governance & compensation changes

Summer Review GE shareowner votes at our most recent annual meeting & current trends in global governance

Spring Conduct follow-up conversations with our largest investors to address important annual meeting issues

Annual Shareowners Meeting

provide to our named executives. After considering these factors, as well as the significant changes made to both our cash and equity incentive compensation programs in 2015, the committee reaffirmed the elements of our executive compensation program and policies.

> **HOW YOU CAN COMMUNICATE WITH YOUR BOARD**
>
> The Audit Committee and the independent directors have established procedures to enable anyone who has a comment or concern about GE's conduct, including any employee who has a concern about our accounting, internal accounting controls or auditing matters, to communicate that comment or concern directly to the lead director or to the Audit Committee. Information on how to submit any such communications can be found on GE's website (see "Helpful Resources" on page 65).

Other Governance Policies & Practices

Board Integrity Policies

CODE OF CONDUCT. All directors, officers and employees of GE must act ethically at all times and in accordance with GE's code of conduct (contained in the company's integrity policy, The Spirit & The Letter). Under the Board's Governance Principles, the Board does not permit any waiver of any ethics policy for any director or executive officer. The Spirit & The Letter, and any amendments to the code that we are required to disclose under SEC rules, are published on GE's website (see "Helpful Resources" on page 65).

CONFLICTS OF INTEREST. All directors are required to recuse themselves from any discussion or decision affecting their personal, business or professional interests. If an actual or potential conflict

of interest arises for a director, the director is required to promptly inform the CEO and the lead director. The Governance Committee is responsible for reviewing any such conflict of interest. If any significant conflict cannot be resolved, the director involved is expected to resign.

Limits on Director Service on Other Public Boards

GE POLICY. Under the Board's Governance Principles, directors who hold public company CEO positions should serve on no more than two public company boards in addition to ours, and other directors should serve on no more than four public company boards in addition to ours. This is to ensure that our directors have sufficient time to devote to GE matters.

The Board determined to waive this limitation for Mr. Tisch, because two of the public company boards on which he serves are within Loews's consolidated group of companies. Loews is a diversified holding company whose business operations are entirely conducted through its subsidiaries. Two of these subsidiaries, CNA Financial (90% owned) and Diamond Offshore Drilling (53% owned), accounted for more than 85% of Loews's revenues in each of the past three fiscal years. Since Mr. Tisch's responsibilities as a board member of CNA Financial and Diamond Offshore Drilling are integrally related to and subsumed within his role as CEO of Loews, the GE Board believes that this board service does not meaningfully increase his time commitments or fiduciary duties, as would be the case with service on the boards of unaffiliated public companies.

Independent Oversight of Political Spending and Lobbying

The Governance Committee, a committee composed solely of independent directors, oversees the company's political spending and lobbying, including political and campaign contributions as well as any contributions to trade associations and other tax-exempt and similar organizations that may engage in political activity. As part of its oversight role in public policy and corporate social responsibility, the committee has the following responsibilities:

— **Political spending policies.** Annual review of GE's political spending policies and practices;

— **Political spending budget.** Approval of the company's annual budget for political activities and semi-annual review of how it is being spent; and

— **Political spending report.** Issuance of a yearly report on the company's political spending, which is available on our Sustainability website (see "Helpful Resources" on page 65).

In light of developments over the past several years on policies that are critical to the success of GE and the continuing changes in the dynamics of elections in the United States, we are undertaking a comprehensive review of our policies on lobbying and campaign contributions to ensure that we are appropriately advancing and safeguarding GE's business interests.

Related Person Transactions

How We Review and Approve Related Person Transactions

We review all relationships and transactions in which the company and our directors and executive officers or their immediate family members participate if the amount involved exceeds $120,000. The purpose of this review is to determine whether such related persons have a material interest in the transaction, including an indirect interest. The company's legal staff is primarily responsible for making these determinations based on the facts and circumstances, and for developing and implementing processes and controls for obtaining information about related person transactions from directors and executive officers. As SEC rules require, we disclose in this proxy statement all such transactions that are determined to be directly or indirectly material to a related person. In addition, the Governance Committee reviews and approves or ratifies any such related person transaction. As described in the committee's Key Practices, which are available on GE's website (see "Helpful Resources" on page 65), in the course of reviewing and approving or ratifying a disclosable related person transaction, the committee considers the factors in the box below.

> **FACTORS USED IN ASSESSING THESE TRANSACTIONS**
>
> — Nature of related person's interest in transaction
> — Material transaction terms, including amount involved and type of transaction
> — Importance of transaction to related person and GE
> — Whether transaction would impair a director or executive officer's judgment to act in GE's best interest
> — Any other matters the committee deems appropriate, including any third-party fairness opinions or other expert reviews obtained by GE in connection with the transaction

Any Governance Committee member who is a related person with respect to a transaction under review may not participate in discussions or decisions about the transaction.

Related Person Transactions for 2015

The sister-in-law of Mr. Bornstein was an executive in GE Capital's corporate risk group and earned $504,900 in base salary and bonus in 2015. Her compensation was commensurate with her peers' compensation.

Stock Ownership Information

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires GE's directors and executive officers, and persons who beneficially own more than 10% of our common or preferred stock, to file reports with the SEC regarding their initial stock ownership and changes in their ownership.

GE practices. As a practical matter, GE assists its directors and officers by monitoring transactions and completing and filing Section 16 reports on their behalf.

Timeliness of 2015 reports. Based solely on a review of the reports filed for fiscal 2015 and on the written representations of those filing reports, we believe that all of our executive officers and directors filed the required reports on a timely basis under Section 16(a), except that one Form 5 to report a gift of shares for Douglas Warner was inadvertently filed late due to an administrative error.

Common Stock & Total Stock-Based Holdings Table

The following table includes all GE stock-based holdings, as of December 31, 2015, of our directors and nominees, named executives, current directors and executive officers as a group, and beneficial owners of more than 5% of our common stock.

Directors & Nominees	Common Stock	Total
Sébastien M. Bazin	0	0
W. Geoffrey Beattie	59,806	160,432
John J. Brennan	25,000	70,235
James I. Cash, Jr.	11,741	136,787
Francisco D'Souza	36,500	66,383
Marijn E. Dekkers	21,000	44,722
Peter B. Henry	0	0
Susan J. Hockfield	0	74,300
Andrea Jung	7,519	137,987
Robert W. Lane	14,500	142,245
Rochelle B. Lazarus	38,364	226,494
Lowell C. McAdam	0	0
James J. Mulva	4,105	123,874
James E. Rohr	30,000	45,485
Mary L. Schapiro	7,100	26,754
Robert J. Swieringa	3,829	162,207
James S. Tisch	440,000	505,003
Douglas A. Warner III	97,688	229,466
Total	797,152	2,152,374

Named Executives	Common Stock		Total
	Stock	Options	
Jeffrey R. Immelt	2,178,684	500,000	4,770,351
Jeffrey S. Bornstein	129,498	2,967,500	4,898,702
John G. Rice	532,913	4,695,000	6,967,737
Keith S. Sherin	303,774	4,695,000	6,623,048
Brackett B. Denniston III	362,796	5,300,000	5,927,530
Total	3,507,665	18,157,500	29,187,368

Current Directors & Executives	Common Stock	Total
As a group (23 people)	21,449,649	32,314,512

5% Beneficial Owners	Common Stock
BlackRock, Inc.	530,391,816
The Vanguard Group	551,705,886
Total	1,082,097,702

PERCENTAGE OWNERSHIP

- **No director or named executive** owns more than one-tenth of 1% of the total outstanding shares
- **BlackRock and Vanguard** own 5.7% and 5.8%, respectively, of the total outstanding shares

COMMON STOCK. This column shows beneficial ownership of our common stock as calculated under SEC rules. Except to the extent noted below, everyone included in the table has sole voting and investment power over the shares reported. None of the shares are pledged as security by the named person, although standard brokerage accounts may include non-negotiable provisions regarding set-offs or similar rights. For the named executives, this column also includes shares that may be acquired under stock options that are currently exercisable or will become exercisable within 60 days (see the Options sub-column). For Mr. Immelt, this column also includes 125,000 PSUs that converted into shares on February 12, 2016 (see "2011–2015 Performance Share Units (PSUs)" on page 33) and 60,000 shares of restricted stock over which he has sole voting but no investment power.

TOTAL. This column shows the individual's total GE stock-based holdings, including voting securities shown in the Common Stock column (as described above), plus non-voting interests that are not convertible into shares of GE common stock within 60 days, including, as appropriate, PSUs, RSUs, DSUs, deferred compensation accounted for as units of GE stock, and stock options. As described under "Director Compensation" on page 50, directors must hold the DSUs included in this column until one year after leaving the Board.

COMMON STOCK AND TOTAL. Both columns include the following shares over which the identified individual has shared voting and investment power through family trusts or other accounts: Beattie (59,806), Dekkers (20,000), Jung (69), Lazarus (8,000), Mulva (4,030), Rohr (30,000), Tisch (440,000) and Warner (1,200). Both columns exclude 1,851 shares of the company's 5.00% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D, $1.00 par value, owned by Mr. Warner and over which he has sole voting and investment power.

CURRENT DIRECTORS AND EXECUTIVES. These columns show ownership by our current directors and executive officers (as such, they exclude share ownership for Messrs. Bazin, Henry, McAdam and Denniston). Includes: (1) 16,732,500 shares that may be acquired under stock options that are or will become exercisable within 60 days, (2) 979,083 shares over which there is shared voting and investment power, and (3) 60,000 shares over which there is sole voting but no investment power. The directors and executive officers as a group do not own more than 1% of the total outstanding shares.

5% BENEFICIAL OWNERS. Represents shares beneficially owned by BlackRock, Inc., 55 East 52nd Street, New York, NY 10055, and The Vanguard Group, 100 Vanguard Blvd., Malvern, PA 19355, as follows:

	BlackRock (# shares)	Vanguard (# shares)
Sole voting power	454,077,953	17,452,334
Shared voting power	107,032	941,001
Sole investment power	530,284,784	533,177,367
Shared investment power	107,032	18,528,519

The foregoing information is based solely on a Schedule 13G/A filed by BlackRock with the SEC on January 26, 2016, and a Schedule 13G/A filed by Vanguard with the SEC on February 10, 2016, as applicable.

HOW YOU CAN FIND MORE INFORMATION ABOUT OUR GOVERNANCE PRACTICES

Each year we review GE's governance documents and modify them as appropriate. These documents include the Board's Governance Principles—which include our director qualifications and director independence guidelines—as well as Board committee charters and key practices. The web links for these materials can be found under "Helpful Resources" on page 65, and you can receive copies upon request.

Compensation

MANAGEMENT PROPOSAL NO. 1

Advisory Approval of Our Named Executives' Compensation

What are you voting on?

In accordance with Section 14A of the Securities Exchange Act of 1934 (Exchange Act), we are asking shareowners to vote on an advisory basis to approve the compensation paid to our named executives, as described in this proxy statement.

Why the Board recommends a vote FOR this proposal. The Board believes that our compensation policies and practices are effective in achieving the company's goals of:

- **Rewarding** sustained financial and operating performance and leadership excellence;
- **Aligning** our executives' interests with those of our shareowners to create long-term value; and
- **Motivating** executives to remain with us for long and productive careers built on expertise.

Impact of the say-on-pay vote. This advisory proposal, commonly referred to as a "say-on-pay" proposal, is not binding on the Board. However, the Board and the Compensation Committee will review and consider the voting results when evaluating our executive compensation program.

We hold say-on-pay votes annually. Under the Board's policy of providing for annual say-on-pay votes, the next say-on-pay vote will occur at our 2017 annual meeting.

✓ **Your Board recommends a vote FOR approval of the say-on-pay advisory vote.**

Overview of Our Executive Compensation Program

Although the executive compensation discussion in this proxy statement focuses on the compensation decisions for our named executives — Jeff Immelt (Chair & CEO), Jeff Bornstein (SVP & CFO), John Rice (Vice Chair & CEO of our Global Growth Organization), Keith Sherin (Vice Chair & CEO of GE Capital) and Brackett Denniston (Former SVP & General Counsel) — our executive compensation programs apply broadly across GE's executive ranks. For example, approximately 5,000 executives participate in the annual bonus program and receive equity incentives, and approximately 1,000 executives participate in our long-term performance award program. We strive to pay fair and competitive wages to all of our employees, considering the specific job markets and peer compensation.

Key Considerations in Setting Pay

EMPHASIS ON CONSISTENT, SUSTAINABLE AND RELATIVE PERFORMANCE

Our compensation program provides the greatest pay opportunity for named executives who demonstrate superior performance for sustained periods of time. It also rewards them for executing GE's strategy through business cycles (for example, maintaining consistent levels of R&D investment through economic cycles). In evaluating performance consistency, we also weigh the performance of each named executive relative to his peers in his industry segment or function.

CHALLENGING PERFORMANCE METRICS ALIGNED TO OUR INVESTOR FRAMEWORK

We set performance metrics for our incentive compensation programs that match our short-term and long-term operating frameworks. We set target performance levels that are challenging but achievable with good performance, and maximum performance levels that represent stretch goals. For example, all of our long-term performance award programs have paid out at less than 105% of target performance, ranging between 71% and 104%.

EMPHASIS ON FUTURE PAY OPPORTUNITY VERSUS CURRENT PAY

The Compensation Committee strives to provide an appropriate mix of compensation elements, including finding a balance between current and long-term compensation and between cash and equity incentive compensation. Cash payments primarily are aligned with and reward more recent performance, while equity awards encourage our named executives to continue to deliver results over a longer period of time and also serve as a retention tool. The committee believes that most of our named executives' compensation should be contingent on company performance, primarily long-term operating and stock-price performance.

COMPENSATION COMMITTEE JUDGMENT

Our compensation programs balance arrangements where the payouts are tied to specific quantitative performance objectives with those where the committee evaluates a broad range of quantitative and qualitative factors, such as reliability in delivering financial and growth targets, performance in light of risk assumed, performance in the context of the economic environment relative to other companies, a track record of integrity, good judgment, the ability to create further growth and lead others, and the absolute size of total pay packages.

SIGNIFICANCE OF OVERALL COMPANY RESULTS

The committee's evaluation of the named executives places strong emphasis on their contributions to the company's overall performance rather than focusing only on their particular businesses or functions. The committee believes that the named executives, as key members of the company's leadership team, share the responsibility to support GE's goals and performance. While this compensation philosophy influences all of the committee's compensation decisions, it has the biggest impact on annual equity incentive grants.

CONSIDERATION OF RISK

Our compensation programs are balanced and focused on the long term so that our named executives can achieve the highest compensation through consistent superior performance over sustained periods of time. In addition, large amounts of compensation are usually deferred or realizable only upon retirement, providing strong incentives to manage for the long term while avoiding excessive risk-taking in the short term. Goals and objectives, which include specific, risk-focused measures, reflect a balanced mix of performance measures to avoid placing excessive weight on any single measure. Compensation is also balanced among current cash payments, deferred cash and equity awards. With limited exceptions, the committee retains discretion to adjust compensation pursuant to our clawback policy as well as for quality of performance and adherence to company values. See "How We Oversee & Manage Enterprise Risk" on page 24 for more information.

Primary Executive Compensation Elements for 2015

	Salary	Bonus	LTPAs	PSUs	Options	RSUs
Who receives	All named executives				→	All named executives except CEO
When granted	Reviewed every 18 months	Annually in February for prior year	Generally every 3 years	Annually		→
Form of delivery	Cash		→	Equity		→
Type of performance	Short-term emphasis	→	Long-term emphasis			→
Performance period	Ongoing	1 year	3 years	→	Generally vest 20% per year over five years or longer	
How payout determined	Committee judgment	Mix of formulaic pool funding & committee judgment	Formulaic; committee verifies performance		Formulaic; depends on stock price on exercise/vest date	
Most recent performance measures	N/A	Mix of 4 financial metrics & strategic goals	4 financial metrics	2 financial metrics & relative TSR modifier	Stock price appreciation	

See "Acronyms Used" on page 65 for a guide to the acronyms used throughout this proxy statement.

Realized Compensation

The SEC's calculation of total compensation, as shown in the Summary Compensation Table on page 36, includes several items driven by accounting and actuarial assumptions. As a result, total compensation as defined by the SEC differs substantially from the compensation actually realized by our named executives in a particular year. To supplement the SEC-required disclosure, the table to the right shows compensation actually realized by each named executive, as reported on his IRS W-2 form. These amounts are not a substitute for the amounts reported as SEC total compensation. Information on how realized compensation is calculated is included in the supplemental materials on GE's proxy website (see "Helpful Resources" on page 65).

Realized Compensation Table

	Realized Compensation		
Name	2015	2014	2013
Immelt	$10,028,885	$9,560,031	$20,436,857
Bornstein	$5,266,094	$4,271,938	$9,079,338
Rice	$9,671,232	$9,409,173	$16,478,702
Sherin	$6,947,307	$6,460,460	$16,315,819
Denniston	$5,016,729	$4,817,618	$11,101,379

How Our Incentive Compensation Plans Paid Out for 2015

This section provides an overview of how GE performed against the goals established under its 2015 annual bonus program, 2013–2015 LTPA program and 2011–2015 PSUs. See "Compensation Actions for 2015" on page 33 for amounts paid to the named executives under these programs as well as how we assessed their individual performance.

2015 Annual Bonuses

BONUS POOL FUNDED NEAR TARGET. We granted bonuses to our named executives under a redesigned, more formulaic bonus program. The size of the bonus pool was contingent on the achievement of specified financial and strategic performance metrics as shown below.



GE Performance Metric & Goal	Threshold* (50%)	Target* (100%)	Max* (125%)	Actual Results	Payout Percentage	Weight	Bonus Pool Funding
FINANCIAL GOALS					106%	75%	103%
EARNINGS PER SHARE *Attractive earnings profile* (Industrial Operating + Verticals)	$1.28	$1.33	$1.38	$1.31		18.75%	
OPERATING PROFIT *Valuable portfolio* (Industrial Segments + Corporate, ex. Alstom)	$15.7B	$16.5B	$17.3B	$16.1B		18.75%	
OPERATING PROFIT MARGIN *Strong industrial segment execution* (Industrial Segments, ex. Alstom, restructuring/other & gains)	16.1%	16.5%	16.9%	17.0%		18.75%	
FREE CASH FLOW *High cash flows* (Industrial CFOA + Capital dividend - Net P&E)	$9B	$10B	$11B	$13.5B		18.75%	
STRATEGIC GOALS (See below)	Compensation Committee evaluates subjectively				95%	25%	

* For information on how these metrics are calculated, see "Explanation of Non-GAAP Financial Measures and Performance Metrics" on page 49

HOW THE COMPENSATION COMMITTEE ADJUSTED PERFORMANCE METRICS. While our new bonus program provides more structure and transparency around how the bonus pool is funded, in order to maintain the program's alignment with our business strategy, the committee determined to adjust the program's metrics to reflect two transformational transactions occurring during 2015. In light of the GE Capital exit plan announced in April, the committee: (1) redefined the EPS metric as Industrial Operating + Verticals EPS, consistent with our earnings framework post-announcement and recognizing the significant accounting and tax-related charges that would be incurred as a result of the GE Capital exit; and (2) adjusted the performance levels for the free cash flow metric downward (from threshold, target and maximum performance levels of $10B, $11B and $12B, respectively) to reflect the lower assumed dividends from GE Capital (though GE Capital ended up paying $4.3 billion of dividends, and we exceeded maximum performance under both the adjusted and unadjusted metric). In addition, due to the delayed closing of the Alstom acquisition from mid-2015 to the end of 2015, the committee adjusted the performance levels for the operating profit metric downward (from threshold, target and maximum performance levels of $16.1B, $16.9B and $17.7B, respectively) to exclude Alstom. Although unfavorable foreign exchange rates and the delay in the proposed sale of Appliances due to regulators' antitrust objections negatively impacted our operating EPS performance, the committee did not make adjustments for these items.

HOW WE PERFORMED AGAINST OUR STRATEGIC GOALS

Execute on portfolio transformation. In 2015, GE executed on the largest portfolio shift in its history, launching a plan to sell most of its financial services businesses (the GE Capital exit plan) and closing $104 billion of sales, ahead of the targeted $90 billion. GE also closed its $10 billion acquisition of Alstom and $20 billion split-off of Synchrony Financial. Although GE terminated its agreement to sell Appliances to Electrolux, in January 2016 it reached a new agreement to sell the business at a higher price (subject to customary closing conditions).

Improve returns. The company expanded Industrial segment operating profit margins 80 basis points to 17.0% (excluding Alstom), one year ahead of plan, and Industrial ROTC 290 basis points to 16.9%. In addition, the company launched several initiatives to drive product margin expansion, including new Global Research Center labs focused solely on product management.

Intensify software, analytics and services focus. GE undertook a major reorganization to create a unified digital business that combines its software center in San Ramon, CA with software and hardware capabilities across the businesses and GE's IT and cybersecurity teams. GE Digital's 2015 revenues were $5 billion, up approximately 20% from the prior year. The company continued to expand its services businesses, with 2015 backlog of $226 billion, up 16% from 2014. GE also launched Current powered by GE, a new energy efficiency platform.

Lead in growth markets. In a slow-growth environment, industrial segment revenue from growth markets was $43 billion (flat year-over-year) and growth market infrastructure orders were $47 billion (down 6%). The company continued to localize in growth markets, growing its leadership, commercial and services headcount 23% to more than 24,000 in 2015 and investing in multi-modal facilities in India, Nigeria and Saudi Arabia. In addition. GE continued to expand its project finance capabilities.

Accelerate Simplification. The company continued to execute structural and cultural changes to drive its Simplification initiative, including reducing Industrial selling, general and administrative (SG&A) expenses as a percentage of sales to 13.9% (excluding Alstom) and lowering adjusted corporate operating costs by $300 million in 2015. GE also overhauled its annual employee performance review process, implemented a broader-based incentive compensation plan and announced a new vision for its corporate headquarters.

Execute on key new product introductions. GE executed on several significant product launches, including the HA-class turbine, the world's largest, most efficient gas turbine (33 units in backlog in 2015), the LEAP engine,* a showcase for GE's additive manufacturing and advanced material capabilities (1,399 orders and commitments in 2015), and the Tier 4 locomotive, GE's next-gen locomotive that is 70% more efficient than prior models (756 units shipped in 2015). The company also launched initiatives to improve new product introduction efficiency and lower product costs.

Manage enterprise risk. The company continued to focus on managing critical enterprise risks, including liquidity (maintaining a strong balance sheet, ending 2015 with $70 billion in cash and equivalents), product quality (integrating GE-wide product management, supply chain and engineering councils to focus on product quality), cybersecurity (continuing to expand capabilities, with more than 11,000 IT and cyber professionals in 2015), compliance and execution on long-term service contracts.

The Compensation Committee assessed GE's performance on its strategic goals at 95% instead of 100% because, although the company overall had a very good year, some key businesses, such as Oil & Gas and Healthcare, experienced challenging business environments and the Global Growth Organization faced tough global markets.

* LEAP is a trademark of CFM International, a 50-50 joint venture between Snecma (Safran) and GE.

HOW WE EVALUATED BUSINESS PERFORMANCE AND ALLOCATED THE BONUS POOL

Business	Named Executive	Business Funding Percentage	Performance Assessment
Corporate	Immelt Bornstein Denniston	100% of target	— **Financial.** Same goals described above for GE's overall bonus pool funding. — **Strategic.** Corporate reduced operating costs, launched GE Digital, continued investing in advanced manufacturing and cybersecurity, successfully completed union negotiations, closed the Alstom acquisition, and launched initiatives to improve returns, segment gross margins and cash conversion.
Global Growth Organization (GGO)	Rice**	79% of target	— **Financial.** In a slow-growth environment, GGO brought in $67 billion of non-US orders, including $47 billion from growth markets, but this was short of the operating plan. — **Strategic.** GGO continued building out local capabilities in growth markets by increasing leadership, commercial and services headcount and investing in multi-modal facilities, grew its project finance capabilities and made progress on integrating Alstom.
GE Capital	Sherin	130% of target	— **Financial.** GE Capital earned $1.7 billion (Verticals), paid dividends of $4.3 billion to GE and signed agreements to sell $157 billion of ENI, all of which exceeded the operating plan. — **Strategic.** GE Capital executed the largest restructuring ever (forming a global holding company and completing a $36 billion debt exchange) and completed the Synchrony Financial split-off while maintaining strong relationships with regulators and retaining key talent.

** Mr. Rice's bonus adjustment is based 50% on GGO's funding percentage and 50% on Corporate's funding percentage, resulting in a blended funding percentage of 90%.

HOW THE BONUS PROGRAM WORKS. We pay cash bonuses to our named executives each February for the prior year. For 2015, this annual bonus program was redesigned to provide for a closer alignment between incentive compensation and annual company results. Here's how the new plan works:


25%
75%
OVERALL GE POOL
25% Strategic Goals
75% Financial Goals
18.75% each: EPS, Industrial Operating Profit, Operating Margin, Free Cash Flow
POOL ALLOCATION AMONG BUSINESSES
50% Strategic Goals (includes ROIC)
50% Financial Goals
Business Leaders
Rice, Sherin
Corporate Officers
Immelt, Bornstein, Denniston
INDIVIDUAL AWARDS
40%
60%
Individual Performance
GE/Business Performance

Step 1—establish individual target bonus amounts. We set target bonuses that are expressed as a percentage of an individual's base salary. This percentage is determined by level of seniority and generally does not fluctuate from year to year. As part of the transition from the prior bonus plan, any individual (including the named executives) whose 2014 bonus payment as a percentage of salary was higher than the target bonus percentage under the new program has a target bonus equal to their bonus under the prior program.

Step 2—establish the target bonus pool. The target bonus pool for the company is established at the beginning of each year based on the number of individuals selected to participate in the program and their target bonus amounts, organizational structure and market practice. For 2015, the size of the target bonus pool was comparable to the total awarded under the prior bonus program.

Step 3—fund the bonus pool. After the end of each year, the company's target bonus pool is formulaically adjusted downward or upward (with a cap of 125% of target) each year resulting in an actual pool amount that is based on GE's performance against financial, operating and/or strategic goals that the committee establishes at the beginning of the year. For 2015, the bonus pool was funded at 103%.

Step 4—allocate the bonus pool to the businesses and corporate. The overall bonus pool is allocated among our businesses based on their achievement of performance goals set at the beginning of the year. These include both financial goals as well as strategic goals that the committee evaluates subjectively. The amount allocated to corporate depends on a number of factors, including the amounts allocated to the businesses and achievement of the operating and strategic performance goals set for corporate at the beginning of the year. The amounts allocated to the businesses and corporate are expressed as a funding percentage based on the committee's subjective evaluation and can be higher or lower than 100%. For 2015, business funding percentages ranged from 63% to 130%.

Step 5—determine individual bonuses. Individual bonuses are adjusted upward or downward from target (see Step 2) to reflect GE performance, individual performance and, as applicable, business performance. For the named executives, target bonus amounts are adjusted based on the funding percentage for their business established in Step 4. 60% of this adjusted amount is considered "fixed" (based on the performance of the named executives' business), while the remaining 40% is potentially adjusted further (upwards or downwards) based on the committee's assessment of the named executives' individual performance.

2013–2015 Long-Term Performance Awards (LTPAs)

LTPAs PAY OUT NEAR TARGET. In 2013, we granted LTPAs to our named executives, contingent on the achievement of specified performance metrics as shown below. These awards, which vested in 2015, were payable based on achievement of the four equally weighted performance metrics shown below, with payment amounts prorated for performance between the established levels.

GE Performance Metric & Goal	Actual Results	Threshold*	Target*	Max*	Performance Period	Weight
OPERATING EPS *Attractive earnings profile*	$4.60**	$5.10	$5.30	$5.52	2013–2015	25%
TOTAL CASH *High cash flows to support balanced capital allocation*	$87B	$55B	$64B	$73B	2013–2015	25%
INDUSTRIAL EARNINGS % *Valuable portfolio*	87%***	60%	62%	65%	2015	25%
INDUSTRIAL ROTC *Leading returns on capital compared to peers*	16.9%	16%	17%	18%	2015	25%

* For information on how these metrics are calculated, see "Explanation of Non-GAAP Financial Measures and Performance Metrics" on page 49.

** Reflects operating EPS for 2013 and 2014 (as originally reported), and Industrial operating + Verticals EPS for 2015.

*** Reflects Industrial operating earnings as a percentage of Industrial operating + Verticals earnings for 2015.

Overall, this represented achievement of near-target performance levels. As a result, the LTPAs paid out to the named executives at 90% of the target payout, which corresponds to a 1.36X multiple (base salary + bonus, subject to a cap of 125% of an executive's 2014 bonus).

HOW THE COMPENSATION COMMITTEE ADJUSTED PERFORMANCE METRICS. Under the terms of the LTPA program, the committee could adjust the performance metrics for extraordinary items. The original LTPA program used 2015 total company ROTC (with threshold, target and maximum performance levels of 12%, 13% and 14%, respectively). In light of the GE Capital exit plan announced in April 2015, the committee replaced this metric (and the associated performance levels) with 2015 Industrial ROTC (a component of ROTC) to focus the incentive on driving industrial returns, recognizing that GE Capital's earnings would be reduced as its businesses were divested and that GE would temporarily hold excess liquidity because of the contemplated asset sales. In addition, the committee included the proceeds of the Synchrony Financial exchange offer in the total cash metric in light of the buyback benefit the company received (a 6.6% reduction in GE's public float). The committee did not adjust the targeted EPS performance levels for the negative impact of the GE Capital exit plan and the Synchrony Financial split-off.

See "Long-Term Performance Awards (LTPAs)" on page 38 for details on how the LTPA program works.

2011–2015 Performance Share Units (PSUs)

PSUs PAY OUT AT 50%. In February 2016, Mr. Immelt earned 50% of the 250,000 PSUs granted to him in 2011 (with a total grant date fair value of $3.6 million) under the terms of the grant because GE outperformed the S&P 500 on TSR over the performance period (2011 through 2015). The remaining 50% of the PSUs were forfeited because GE did not achieve at least $71 billion in Industrial CFOA over that same period. As a result, 125,000 PSUs converted into shares of stock worth $3.5 million (based on the closing price of GE stock on February 12, 2016, the date the Compensation Committee certified the achievement of the performance conditions).

Compensation Actions for 2015

CEO Compensation Aligns With Performance



Jeff Immelt

Chairman & CEO
Age: **60**
Education: **Dartmouth; MBA, Harvard**
GE tenure: **34 years**

PERFORMANCE. The Compensation Committee believes that Mr. Immelt performed extremely well in 2015 with one of the best performance years in the company's history, as evidenced by GE's TSR performance. GE's 28% TSR in 2015 far outpaced the S&P 500 (1%) and the Industrial Select Sector Index (-4%) and added $40 billion to the company's market capitalization. In addition to his role in delivering on the performance framework described above for the 2015 annual bonus program, the committee specifically recognized that he:

Executed on the largest-ever corporate restructuring, debt exchange and split-off. GE launched a plan to sell approximately $200 billion in ENI of its financial services businesses and, by the end of 2015, had signed deals for $157 billion. GE also completed a $36 billion debt exchange and a $20 billion split-off of its North American credit card business (Synchrony Financial) that allowed the company to retire 671 million shares (6.6% of its public float).

Returned a GE-record $33 billion to shareowners. This included $9.3 billion in dividends (with a dividend yield higher than peers) as well as $23.7 billion in share repurchases (including $20.4 billion from the Synchrony split-off).

Significantly improved GE's competitiveness. Industrial operating EPS grew by 19%. Both industrial segment operating profit margins and gross margins expanded by 80 basis points (excluding Alstom), and Industrial ROTC increased by 290 basis points. GE grew its equipment and services backlog 18% to a record $315 billion and achieved 3% industrial segment organic revenue growth.

Accelerated the bold transformation of GE as a Digital Industrial company, launching GE Digital and Current powered by GE.

PAY. In light of this performance, the Compensation Committee awarded Mr. Immelt a $5.4 million cash bonus, 100% of target (same as last year). In addition, the committee granted Mr. Immelt a mix of 200,000 PSUs (same as 2014) and 600,000 stock options (up from 500,000 in 2014), with the PSUs accounting for approximately 68% of the aggregate grant date fair value of these awards. Mr. Immelt's LTPA payout was $12.5 million (of which $7.6 million is reported as 2015 SEC total compensation), and his base salary remained flat at $3.8 million (and has been increased only twice since 2005).

CEO Compensation Analysis

($ in millions)

	2014	2015	Year-over-Year Change	Main Drivers
Realized compensation (W-2 income)	$9.6	$10.0	Up 5%	Salary was flat, but Mr. Immelt's 2014 bonus (reflected in 2015 realized compensation) increased $0.4 from the prior year
SEC total compensation	$37.3	$33.0	Down 11%	Lower increase in pension value ($6.1, compared to $18.4 in 2014) offset by higher LTPA installment payment because 2015 was the final year of the performance period (61% of the total LTPA payout was reported as compensation in 2015)
Adjusted SEC total compensation (excludes change in pension value and annualizes LTPA payout over the three-year performance period (2013–2015))	$20.5	$23.4	Up 14%	Stronger GE stock price performance in 2015 drove a 70% higher accounting value for his PSUs. The per unit accounting valuation for the 2015 PSUs was 117% of the stock price on the grant date (compared to 88% in 2014) reflecting that GE's TSR outpaced the S&P 500 by 16.1% leading up to the grant date (compared to 2014 when GE's TSR trailed the S&P 500 by 16.8%)

CEO Accountability

A significant portion of Mr. Immelt's compensation is at risk each year, tied to the company's operating and stock price performance; for 2015, 83% of his compensation was at risk.* As a result, Mr. Immelt may not earn all of the compensation that we are required to include in the Summary Compensation Table. For example, 50% of the PSUs granted to Mr. Immelt in 2011 (representing $2.3 million of reported compensation for Mr. Immelt) were cancelled because the Industrial CFOA performance condition was not met.

Over the past five years, GE's earnings have ranked between 10th and 16th in the S&P 500, while Mr. Immelt's compensation has ranked between 43rd and 169th among S&P 500 CEOs.**

* Represents the sum of the amounts reported in the Bonus, Stock Awards, Option Awards and Non-Equity Incentive Plan Comp. columns as a percentage of SEC total compensation minus change in pension value.

** Earnings reflects reported net earnings, except for 2015, which reflects Industrial operating + Verticals earnings in light of the GE Capital exit plan charges (based on Bloomberg data). Compensation data is through 2014 (the most recent year for which data is available) and reflects reported SEC total compensation minus change in pension value (based on Equilar data).

Our CEO Owns a Substantial Amount of GE Stock and Is Aligned with Shareowners

As an indication of Mr. Immelt's alignment with shareowners, he has purchased over 1.02 million shares in the open market since he became CEO in 2001. Also, since he became CEO, he has not sold any of the shares he has acquired through exercising stock options or the vesting of RSUs or PSUs (except as needed to pay option exercise prices and taxes on such awards). See "Stock Ownership Information" on page 26 for more information on Mr. Immelt's ownership of GE stock.

CEO PAY ADJUSTMENTS OVER THE LAST 10 YEARS

8 Out of 10 Years
Without a **salary** increase

$11.7M
Value of earned 2006–2008 **LTPA** payment Mr. Immelt waived

Twice
Mr. Immelt requested (and the committee approved) that he not receive a **bonus**

3M+
PSUs and **options** cancelled because of the challenging performance targets established

---

 

Compensation for Our Other Named Executives



Jeff Bornstein

Age: **50**
Education:
Northeastern
GE tenure: **27 years**

CURRENT AND PRIOR ROLES
CFO, GE (since 2013) and senior vice president; previously CFO, GE Capital, Aircraft Engine Services and Plastics

PERFORMANCE ASSESSMENT
The committee recognized Mr. Bornstein's contribution toward the overall GE and Corporate goals for the annual bonus program as well as his execution on the company's capital allocation strategy (returning $33 billion to shareowners) and leadership of key initiatives to drive gross margins and returns

COMPENSATION DECISIONS FOR 2015
— **Base salary** — increased by 10% to $1.6 million, effective January 1, 2015, after an 18-month interval since his last salary increase, per GE's standard practice for named executives
— **Cash bonus** — $2.5 million, 104% of target (higher than Corporate's 100% funding %, due to an individual performance adjustment)
— **Equity grant** — 53,000 PSUs, 37,000 RSUs and 220,000 options (compared to 550,000 options last year)
— **LTPA payout** — $5.4 million ($3.4 million reported as 2015 compensation)



John Rice

Age: **59**
Education: **Hamilton**
GE tenure: **38 years**

CURRENT AND PRIOR ROLES
President & CEO, Global Growth Organization (since 2010) and vice chairman; previously CEO, Technology Infrastructure, Industrial, Energy and Transport Systems

PERFORMANCE ASSESSMENT
The committee recognized Mr. Rice's contribution toward the overall GE and GGO goals for the annual bonus program as well as his leadership in integrating Alstom and developing long-term strategies for Europe and China

COMPENSATION DECISIONS FOR 2015
— **Base salary** — increased by 7% to $2.625 million, effective July 1, 2015, after an 18-month interval since his last salary increase, per GE's standard practice for named executives
— **Cash bonus** — $4.1 million, 93% of $4.4 million target (higher than Corporate/GGO's 90% blended funding % due to an individual performance adjustment that reflects his broader contribution toward the overall GE goals)
— **Equity grant** — 58,000 PSUs, 40,000 RSUs and 240,000 options (compared to 650,000 options last year)
— **LTPA payout** — $9.5 million ($5.8 million reported as 2015 compensation)



Keith Sherin

Age: **57**
Education:
**Notre Dame;
MBA, Columbia**
GE tenure: **35 years**

CURRENT AND PRIOR ROLES
Chairman & CEO, GE Capital (since 2013) and vice chairman; previously CFO, GE; leadership roles at many key GE businesses

PERFORMANCE ASSESSMENT
The committee recognized Mr. Sherin's contribution toward the overall GE and GE Capital goals for the annual bonus program, including his leadership of the GE Capital exit plan

COMPENSATION DECISIONS FOR 2015
— **Base salary** — increased by 9% to $2.5 million, effective January 1, 2015, after an 18-month interval since his last salary increase, per GE's standard practice for named executives
— **Cash bonus** — $5.2 million, 130% of $4.0 million target (same as GE Capital funding %)
— **Equity grant** — 58,000 PSUs, 40,000 RSUs and 240,000 options (compared to 650,000 options last year)
— **LTPA payout** — $10.2 million ($6.8 million reported as 2015 compensation)



Brackett Denniston

Age: **68**
Education: **Kenyon;
JD, Harvard**
GE tenure: **20 years**

CURRENT AND PRIOR ROLES
Former General Counsel, GE and senior vice president (retired December 31, 2015); previously Senior Counsel, Litigation & Legal Policy

PERFORMANCE ASSESSMENT
The committee recognized Mr. Denniston's contribution toward the overall GE and Corporate goals for the annual bonus program

COMPENSATION DECISIONS FOR 2015
— **Base salary** — increased by 7% to $1.9 million, effective July 1, 2015, after an 18-month interval since his last salary increase, per GE's standard practice for named executives
— **Cash bonus** — $3.0 million, 100% of target (same as Corporate funding %)
— **Equity grant** — 44,000 PSUs, 30,000 RSUs and 180,000 options (compared to 550,000 options last year); these grants were cancelled upon Mr. Denniston's retirement at the end of 2015
— **LTPA payout** — $6.7 million ($4.1 million reported as 2015 compensation)

Summary Compensation

Summary Compensation Table

Name & Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Comp.	Change in Pension Value & Nonqualified Deferred Comp. Earnings	All Other Comp.	SEC Total	Adjusted SEC Total
Jeff Immelt	2015	$3,800,000	$5,400,000	$6,238,766	$2,964,000	$7,614,000	$6,336,805	$620,376	$32,973,947	$23,376,805
Chairman & CEO	2014	$3,750,000	$5,400,000	$3,676,157	$2,565,000	$2,484,000	$18,568,983	$806,634	$37,250,774	$20,530,474
	2013	$3,466,667	$5,000,000	$7,777,191	$0	$2,380,000	$729,075	$423,783	$19,776,716	$20,981,635
Jeff Bornstein	2015	$1,600,000	$2,500,000	$2,746,623	$1,086,800	$3,351,200	$1,815,193	$161,000	$13,260,816	$9,955,056
SVP & CFO	2014	$1,450,000	$2,400,000	$2,585,000	$2,893,000	$1,080,000	$5,661,859	$180,850	$16,250,709	$11,364,319
	2013	$1,325,000	$2,100,000	$0	$2,486,000	$994,000	$154,341	$176,973	$7,236,314	$7,938,794
John Rice	2015	$2,537,500	$4,088,000	$2,991,242	$1,185,600	$5,844,600	$1,317,517	$1,695,689	$19,660,148	$15,885,987
Vice Chairman	2014	$2,450,000	$4,400,000	$0	$3,419,000	$1,849,500	$13,216,460	$2,860,207	$28,195,167	$16,496,280
	2013	$2,300,000	$4,100,000	$0	$2,938,000	$1,834,000	$306,685	$1,435,274	$12,913,959	$14,121,572
Keith Sherin	2015	$2,500,000	$5,232,500	$2,991,242	$1,185,600	$6,750,550	$6,953,331	$292,836	$25,906,059	$15,742,053
Vice Chairman	2014	$2,300,000	$4,025,000	$0	$3,419,000	$1,761,750	$12,982,498	$260,151	$24,748,399	$13,530,834
	2013	$2,175,000	$3,780,000	$0	$2,938,000	$1,702,400	$699,512	$233,449	$11,528,361	$12,641,254
Brackett Denniston	2015	$1,837,500	$3,025,000	$2,259,029	$889,200	$4,081,800	$852,619	$207,435	$13,152,583	$10,463,404
Former SVP, General	2014	$1,775,000	$3,025,000	$0	$2,893,000	$1,296,000	$4,049,639	$217,857	$13,256,496	$10,154,724
Counsel & Secretary	2013	$1,650,000	$2,875,000	$0	$2,486,000	$1,302,000	$384,326	$171,158	$8,868,483	$9,424,756

SALARY. Base salaries for our named executives depend on the scope of their responsibilities, their leadership skills and values, and their performance and length of service. Generally, they are eligible for salary increases at intervals of 18 months or longer. The amount of any increase is affected by current salary and amounts paid to peers within and outside the company. Each of the named executives contributed a portion of his salary to the GE Retirement Savings Plan (RSP), the company's 401(k) savings plan.

BONUS. Amounts earned under our annual cash bonus program. 2015 amounts are the first payouts under our redesigned, more formulaic bonus program. See "How the Bonus Program Works" on page 31 for additional information.

STOCK AWARDS. Aggregate grant date fair value of PSUs and RSUs granted in the years shown. Generally, the aggregate grant date fair value is the amount that the company expects to expense for accounting purposes over the award's vesting schedule and does not correspond to the actual value that the named executives will realize from the award. In particular, the actual value of PSUs received is different from the accounting expense because it depends on performance. For example, as described under "Compensation Actions for 2015" on page 33, Mr. Immelt earned 50% of the PSUs granted to him in 2011 because GE outperformed the S&P 500 on TSR over the performance period but the Industrial CFOA performance condition was not met. Although any PSUs not earned by Mr. Immelt are cancelled, GE does not adjust the related amounts previously reported as compensation in the year of the PSU award (in this case, $2.3 million attributable to the Industrial CFOA performance condition was reported as compensation for Mr. Immelt in 2011).

In accordance with SEC rules, the aggregate grant date fair value of the PSUs is calculated based on the most probable outcome of the performance conditions as of the grant date, which, for the 2015 PSUs, was between threshold and target performance. If the most probable outcome of the performance conditions on the grant date had been target performance, then the grant date fair value of the PSUs would

have been as follows: Immelt ($6,912,760), Bornstein ($1,831,881), Rice ($2,004,700), Sherin ($2,004,700) and Denniston ($1,520,807). See the Long-Term Incentive Compensation Table on page 40 for additional information, including the performance conditions and valuation assumptions, as applicable, for PSUs and RSUs granted in 2015.

OPTION AWARDS. Aggregate grant date fair value of stock options granted in the years shown. These amounts reflect the company's accounting expense and do not correspond to the actual value that the named executives will realize. For information on the assumptions used in valuing a particular year's grant, see the note on Other Stock-Related Information in GE's financial statements in our annual report on Form 10-K for that year. See the Long-Term Incentive Compensation Table on page 40 for additional information on stock options granted in 2015.

NON-EQUITY INCENTIVE PLAN COMP. Amounts earned under our Long-Term Performance Award (LTPA) program, which we generally establish only once every three or more years, reflecting achievement of pre-established performance goals over the performance period. The amounts for 2015 reflect final payouts of the 2013–2015 LTPAs, minus the annual installments previously reported for 2013 and 2014, as shown in the table below. 2013–2015 LTPA payouts are based on salaries in effect as of February 2016 and bonuses paid for the 2014 or 2015 performance period (whichever is higher, subject to a limit of 125% of an individual's 2014 bonus). See "Long-Term Performance Awards (LTPAs)" on page 38 for additional information.

Name	2013–2015 LTPA Total Payout	Amount Reported for 2013 & 2014	Amount Reported for 2015
Immelt	$12,478,000	$4,864,000	$7,614,000
Bornstein	$5,425,200	$2,074,000	$3,351,200
Rice	$9,528,100	$3,683,500	$5,844,600
Sherin	$10,214,700	$3,464,150	$6,750,550
Denniston	$6,679,800	$2,598,000	$4,081,800

CHANGE IN PENSION VALUE & NONQUALIFIED DEFERRED COMP. EARNINGS. Sum of the change in pension value and above-market earnings on nonqualified deferred compensation, which break down for each named executive as shown in the table below.

Name	Change in Pension Value	Above-market Earnings
Immelt	$6,142,475	$194,330
Bornstein	$1,762,960	$52,233
Rice	$1,105,594	$211,923
Sherin	$6,818,356	$134,975
Denniston	$833,979	$18,640

Year-over-year changes in pension value generally are driven in large part by changes in actuarial pension assumptions as well as increases in service, age and compensation. For 2015, the change in pension value for the named executives was substantially lower than 2014 primarily as a result of a 36-basis-point increase in the statutory discount rate assumption from 4.02% to 4.38%. If the discount rate had increased to 5.12%, there would have been no increase in Mr. Immelt's pension value. See "Pension Benefits" on page 44 for additional information, including the present value assumptions used in this calculation. Above-market earnings represent the difference between market interest rates calculated under SEC rules and the 6% to 14% interest contingently credited by the company on salary that the named executives deferred under various executive deferred salary programs in effect between 1987 and 2015. See "Deferred Compensation" on page 43 for additional information.

ALL OTHER COMP. We provide our named executives with other benefits that we believe are reasonable, competitive and consistent with our overall executive compensation program. The costs of these benefits for 2015, minus any reimbursements by the named executives, are shown in the table below.

Name	Life Insurance Premiums	Retirement Savings Plan	Personal Use of Aircraft	Leased Cars	Financial & Tax Planning	Other	Total
Immelt	$375,763	$9,275	$200,952	$21,840	$0	$12,546	$620,376
Bornstein	$81,870	$9,275	$25,884	$26,618	$14,870	$2,483	$161,000
Rice	$318,197	$9,275	$161,638	$0	$14,545	$1,192,034	$1,695,689
Sherin	$239,056	$9,275	$1,234	$23,733	$18,900	$638	$292,836
Denniston	$123,943	$9,275	$16,249	$26,287	$18,750	$12,931	$207,435

LIFE INSURANCE PREMIUMS. Taxable payments made to the named executives to cover premiums for universal life insurance policies they own. These policies include: (1) Executive Life, which provides universal life insurance policies for the named executives totaling $3 million in coverage at the time of enrollment, increased 4% annually thereafter; and (2) Leadership Life, which provides universal life insurance policies for the named executives with coverage of two times their annual pay (salary plus their most recent bonus payment).

RETIREMENT SAVINGS PLAN. GE matching contributions to the named executives' RSP accounts of 3.5% of pay up to the limitations imposed under IRS rules.

PERSONAL USE OF AIRCRAFT. The committee requires Mr. Immelt to use company aircraft for all air travel (personal and business) for security purposes due to his position with GE. Amounts reflect the incremental cost to GE for personal use of company aircraft, based on the following variable costs incurred as a result of personal flight activity: a portion of ongoing maintenance and repairs, aircraft fuel, satellite communications and any travel expenses for the flight crew. It excludes non-variable costs, such as exterior paint, interior refurbishment and regularly scheduled inspections, which would have been incurred regardless of whether there was any personal use. Aggregate incremental cost, if any, of travel by the executive's family or other guests is also included.

LEASED CARS. Expenses for the leased cars program, such as leasing and management fees, administrative costs and maintenance costs.

FINANCIAL & TAX PLANNING. Expenses for the use of advisors for financial, estate and tax preparation and planning, and investment analysis and advice.

OTHER. Total amount of other benefits provided, none of which individually exceeded the greater of $25,000 or 10% of the total amount of benefits included in the Personal Use of Aircraft, Leased Cars, Financial & Tax Planning and Other columns for the named executive (except as otherwise described in this footnote), such as: (1) car service fees; (2) home alarm and generator installation, maintenance and monitoring; (3) participation in the Executive Products and Lighting Program under which executives can receive GE appliances or other products with incremental cost calculated based on the fair market value of the products received; and (4) an annual physical examination.

With respect to Mr. Rice, this column also reports the following benefits provided to him in connection with his non-permanent relocation, at the company's request, to Hong Kong, consistent with the company's policy for employees working on non-permanent international assignments in jurisdictions other than their home country: (1) cost-of-living adjustment ($365,057); (2) housing and utilities ($701,369); and (3) other expatriate/relocation allowances and expenses ($121,129). Any benefits paid in Hong Kong dollars (HKD) were converted to USD on a monthly basis using the following average monthly exchange rates for 2015 (expressed as HKD per USD): January, February, May through December—7.75; March, April—7.76.

SEC TOTAL. Total compensation, as determined under SEC rules.

ADJUSTED SEC TOTAL. We are presenting this supplemental column to show how the Compensation Committee views the named executives' annual compensation. This column adjusts the amounts reported in the SEC Total column by: (1) subtracting the change in pension value reported in the Change in Pension Value and Nonqualified Deferred Comp. Earnings column to show how year-over-year changes in pension value impact total compensation; and (2) annualizing the 2013–2015 LTPA payout (subtracting the amount reported in the Non-Equity Incentive Plan Comp. column and adding one-third of the amount reported as 2013–2015 LTPA Total Payout in the table under "Non-Equity Incentive Plan Comp." on page 36) to reflect that LTPAs are granted only once every three or more years and reflect the company's performance over the three-year period from 2013 to 2015. The amounts reported in this column differ substantially from, and are not a substitute for, the amounts reported in the SEC Total column.

 

Long-Term Incentive Compensation

Long-Term Performance Awards (LTPAs)

We grant LTPAs to approximately 1,000 executives across the company, including our named executives, only once every three or more years, in contrast to many companies that grant such awards annually. These awards have formulaically determined payouts, based on four equally weighted performance metrics that the Compensation Committee sets at the beginning of each three-year performance period. Over the last five LTPA programs, the committee has largely used consistent performance metrics (earnings, cash generation and ROTC), modifying them only to realign them with changes in our strategic focus (as in the case of the Industrial Earnings % metric in our 2013–2015 LTPA program). LTPAs are paid in cash or, at the committee's discretion, in stock.

TARGET PERFORMANCE LEVELS WERE CHALLENGING. As with our prior LTPA programs, the target performance levels of the 2013–2015 LTPA metrics were challenging but achievable with good performance, whereas the maximum performance levels represented stretch goals.

HISTORICAL NAMED EXECUTIVE LTPA PAYOUT LEVELS
(% of target payout)

2006	2009	2013
85%	75%	93%

HOW THE COMPENSATION COMMITTEE CALCULATED PAYOUTS. For each named executive, LTPA payouts were calculated as shown to the right (payout multiples for other participants start at significantly lower levels). As part of the transition to the new formulaic bonus program, the committee decided to calculate LTPA payouts based on each participant's 2014 or 2015 bonus, whichever was higher (subject to a

cap of 125% of an individual's bonus for 2014). There was no payout for performance below the threshold level, and amounts were prorated for performance between the established levels. LTPAs were subject to forfeiture under our compensation recoupment policy or if employment terminated before the end of the performance period for any reason other than disability, death or retirement.

2013–2015 LTPA PAYOUT CALCULATION

2016 Salary
+
Highest Bonus
(2014–2015)

X

LTPA Payout Multiple
0.75X threshold
1.50X target
2.00X maximum

HOW THE PAYOUT STRUCTURE FOR THE NAMED EXECUTIVES DIFFERED FROM THE STRUCTURE FOR OTHER EXECUTIVES. To enhance the transparency of the LTPA program and reinforce the impact of participants' efforts over each year in the performance period, LTPAs are credited to each named executive's deferred compensation account in annual installments but not actually paid out until after the third year. The amount of each installment is calculated, following the end of each year in the performance period, by multiplying the named executive's total cash compensation at the time by 30% of the projected total three-year payout percentage (up to the target payout level for the first year). Following the third year, the named executives receive the amounts credited, without interest, adjusted to reflect GE's actual three-year performance. These amounts, minus the annual installments previously reported for 2013 and 2014, are reported as 2015 compensation in the Non-Equity Incentive Plan Comp. column in the Summary Compensation Table on page 36.

2016–2018 LTPAs

In March 2016, the Compensation Committee granted contingent LTPAs for the 2016–2018 performance period to approximately 1,000 executives across the company. The awards are payable based on achievement of the performance metrics shown in the table below. The terms and conditions of this LTPA program are the same as discussed above for the 2013–2015 LTPA program, except for the following modifications:

— **Five equally weighted performance metrics.** Cash returned to investors was added as a metric to the four metrics in the prior program to incentivize returning excess cash to shareowners, and margins replaced the industrial earnings percentage metric in light of the substantial progress made on the GE Capital exit plan;

— **Lower payout multiples for the named executives.** Payout multiples were set at 0.50X, 1.00X, 2.00X at threshold, target and maximum performance (versus 0.75X, 1.50X and 2.00X in the prior program) as part of the committee's consideration of the size of total pay packages; and

— **Payout multiples based on final salary + average bonus during the performance period.** Payout multiples were based on salary in effect at the end of the performance period plus the average bonus received for the three years in the performance period (compared to the higher of participants' 2014 and 2015 bonuses in the prior program) in light of the increased volatility in bonus amounts under our new annual bonus program.

GE Goal	Performance Metric*	Performance Period	Threshold	Maximum	Weight
Attractive earnings profile	Industrial Operating + Verticals EPS	2016–2018	$5.05	$5.55	20%
High cash flows	Total cash generation**	2016–2018	$70B	$97B	20%
Valuable portfolio	Industrial Operating Profit Margin***	2018	15%	17%	20%
Leading returns on capital compared to peers	Industrial ROTC	2018	16%	18%	20%
Investor-focused capital allocation strategy	Cash returned to investors****	2016–2018	$55B	$67B	20%

   * Under the terms of the LTPA program, the Compensation Committee can adjust these metrics for extraordinary items.

  ** Includes GE cash from operating activities (including Industrial cash from operating activities and dividends from GE Capital) and net proceeds from Industrial dispositions.

 *** Excludes restructuring and other & gains.

**** Includes dividends plus share repurchases.

Annual Equity Incentive Awards

Historically, GE used a different equity compensation structure for the CEO than for other senior leaders: the CEO typically received equity compensation solely in the form of PSUs while other senior leaders received it largely in the form of stock options. Beginning in 2015, we began granting annual equity incentive awards to all named executives in the form of stock options, RSUs and PSUs to better align the equity compensation structure for the company's most senior leaders and drive greater accountability. These awards are targeted to be equally weighted (by approximate accounting value) among stock options, RSUs and PSUs, except that the CEO's award is targeted to be weighted 2/3 PSUs and 1/3 options (he does not receive RSUs). Equity awards encourage our named executives to continue to deliver results over a longer period of time and serve as a retention tool. In determining award amounts, the committee evaluates executives' achievement of specific performance goals with strong emphasis on their contributions to overall company performance in addition to their individual business

or function as well as expected future contributions to GE's long-term success, taking into account past performance as a key indicator.

— **Why we use stock options and RSUs.** We use grants of stock options and RSUs as a means to effectively focus our named executives on delivering long-term value to our shareowners. Options have value only to the extent that the price of GE stock rises between the grant date and the exercise date, and RSUs reward and retain the named executives by offering them the opportunity to receive GE stock if they are still employed by us on the date the restrictions lapse.

— **Why we use PSUs.** We use PSUs as a means to focus our named executives on GE's long-term operating goals. PSUs have formulaically determined payouts that convert into shares of GE stock only if the company achieves specified performance goals. The table below shows the performance goals and other details for the CEO's outstanding PSUs.

Grant Date	Amount (#)	Performance Goals*	Performance Period
9/13/13	400,000	33.3% … meet or exceed S&P 500 TSR 33.3% … achieve at least $75 billion in Total Cash 33.3% … achieve at least 16.5% Operating Margin in 2016	2013–2016
11/6/14	200,000	50% … achieve at least $50 billion (threshold) or $55 billion (target) in Total Cash 50% … achieve at least 16.5% (threshold) or 17% (target) Operating Margin in 2016** +/- 25% adjustment … TSR performance versus S&P 500	2014–2016
11/5/15	200,000	50% … achieve at least $87 billion (threshold) or $92 billion (target) in Total Cash 50% … achieve at least 16.5% (threshold) or 16.75% (target) Operating Margin in 2017 +/- 25% adjustment … TSR performance versus S&P 500	2015–2017

  * The Compensation Committee has the authority to adjust these metrics for extraordinary items.

** Excludes Alstom and Appliances.

Total Cash = Industrial CFOA + dividends from GE Capital + net proceeds from Industrial dispositions

Operating Margin = Industrial segment operating profit margin

+/- 25% adjustment to # PSUs earned = GE performance ≥75th percentile → positive 25% adjustment; GE performance <40th percentile → negative 25% adjustment; and GE performance = 50th percentile → no adjustment (with proportional adjustment for performance between 40th–75th percentiles)

Long-Term Incentive Compensation Table

The following table—also known as the Grants of Plan-Based Awards Table—shows PSUs, RSUs and stock options granted to our named executives in 2015 under the 2007 Long-Term Incentive Plan, a plan that shareowners approved in 2007 and 2012.

Name	Grant Date	Estimated Future Payouts Under Performance Share Units (#)			Restricted Stock Units (#)	Stock Options (#)	Stock Option Exercise Price	Grant Date Fair Value of Awards
		Threshold	Target	Maximum				
Immelt	11/5/15	37,500	200,000	250,000				$6,238,766
	11/5/15					600,000	$29.64	$2,964,000
Bornstein	11/5/15	9,938	53,000	66,250				$1,653,273
	11/5/15				37,000			$1,093,350
	11/5/15					220,000	$29.64	$1,086,800
Rice	11/5/15	10,875	58,000	72,500				$1,809,242
	11/5/15				40,000			$1,182,000
	11/5/15					240,000	$29.64	$1,185,600
Sherin	11/5/15	10,875	58,000	72,500				$1,809,242
	11/5/15				40,000			$1,182,000
	11/5/15					240,000	$29.64	$1,185,600
Denniston	11/5/15	8,250	44,000	55,000				$1,372,529
	11/5/15				30,000			$886,500
	11/5/15					180,000	$29.64	$889,200

ESTIMATED FUTURE PAYOUTS UNDER PERFORMANCE SHARE UNITS. The named executives were granted PSUs in 2015 that could convert into shares of GE stock at the end of the three-year performance period based on two equally weighted operating goals: Total Cash and Operating Margin. Each operating goal has specified threshold and target performance levels such that performance below threshold results in no PSUs being earned, performance at threshold results in 50% of the PSUs being earned, and performance at or above target results in 100% of the PSUs being earned (with proportional adjustment for performance between threshold and target). In addition, the PSUs have a relative TSR modifier so that the number of PSUs that convert into shares based on achievement of the two operating goals may be adjusted upward or downward by up to 25%, depending on the company's TSR performance versus the S&P 500 over the performance period. Accordingly, the named executives may receive between 0% and 125% of the target number of PSUs granted. Dividend equivalents are paid out only on shares actually received.

The number of PSUs shown in the threshold, target and maximum columns are calculated as follows: (1) threshold assumes that GE achieves the threshold performance level for only one operating goal and there is a negative 25% adjustment for relative TSR performance, (2) target assumes that GE achieves the target performance level for both operating goals and there is no adjustment for relative TSR performance, and (3) maximum assumes that GE achieves the target performance level for both operating goals and there is a positive 25% adjustment for relative TSR performance. See "Annual Equity Incentive Awards" on page 39 for additional information.

RESTRICTED STOCK UNITS. The number of RSUs granted in 2015, which will vest in five equal annual installments, with the first installment (20%) vesting one year from the grant date. Dividend equivalents are paid out only on shares actually received.

STOCK OPTIONS. The number of stock options granted in 2015, which will vest in five equal annual installments, with the first installment (20%) becoming exercisable one year from the grant date. See the Outstanding Equity Awards Vesting Schedule Table on page 42 and "Potential Termination Payments" on page 46 for information on accelerated vesting for retirement-eligible awards.

STOCK OPTION EXERCISE PRICE. Stock option exercise prices reflect the closing price of GE stock on the grant date.

GRANT DATE FAIR VALUE OF AWARDS. This column shows the aggregate grant date fair value of PSUs, RSUs and stock options granted to the named executives in 2015. Generally, the aggregate grant date fair value is the amount that the company expects to expense in its financial statements over the award's vesting schedule.

— **For stock options,** fair value is calculated using the Black-Scholes value of each option on the grant date (resulting in a $4.94 per unit value).

— **For RSUs,** fair value is calculated based on the closing price of the company's stock on the grant date, reduced by the present value of dividends expected to be paid on GE common stock before the RSUs vest (resulting in a $29.55 per unit value) because dividend equivalents on unvested RSUs (granted after 2013) are accrued and paid out only if and when the award vests.

— **For PSUs,** the actual value of units received will depend on the company's performance, as described above. Fair value is calculated by multiplying the per unit value of the award ($34.56 per unit) by the number of units corresponding to the most probable outcome of the performance conditions as of the grant date. The per unit value is based on the closing price of the company's stock on the grant date, adjusted to reflect the relative TSR modifier by using a Monte Carlo simulation that includes multiple inputs such as stock price, performance period, volatility and dividend yield.

Outstanding Equity Awards Table

The following table—also known as the Outstanding Equity Awards at Fiscal Year-End Table—shows the named executives' stock and option grants as of year-end. It includes unexercised stock options (vested and unvested) and RSUs and PSUs for which vesting conditions were not yet satisfied as of December 31, 2015. The vesting schedule for each award is shown following this table.

| Name of Executive | Option Awards | | | | | Stock Awards | | | | |
	Option Grant Date	Number of Unexercised Options (Exercisable)	Number of Unexercised Options (Unexercisable)	Option Exercise Price	Option Expiration Date	Stock Award Grant Date	Number of Unvested RSUs	Market Value of Unvested RSUs	Number of Unearned PSUs	Market Value of Unearned PSUs
Immelt	11/6/14	100,000	400,000	$26.36	11/6/24	7/3/89	60,000	$1,869,000		
	11/5/15		600,000	$29.64	11/5/25	12/20/91	72,000	$2,242,800		
						6/23/95	75,000	$2,336,250		
						6/26/98	112,500	$3,504,375		
						11/24/00	150,000	$4,672,500		
						6/10/11			250,000	$7,787,500
						9/13/13			400,000	$12,460,000
						11/6/14			200,000	$6,230,000
						11/5/15			200,000	$6,230,000
Total		**100,000**	**1,000,000**				**469,500**	**$14,624,925**	**1,050,000**	**$32,707,500**
Bornstein	9/8/06	82,500		$34.01	9/8/16	7/27/06	6,250	$194,688		
	9/7/07	112,500		$38.75	9/7/17	7/27/12	200,000	$6,230,000		
	9/9/08	137,500		$28.12	9/9/18	7/24/14	80,000	$2,492,000		
	3/12/09	220,000		$9.57	3/12/19	11/5/15	37,000	$1,152,550		
	7/23/09	440,000		$11.95	7/23/19	11/5/15			53,000	$1,650,950
	6/10/10	650,000		$15.68	6/10/20					
	6/9/11	560,000	140,000	$18.58	6/9/21					
	9/7/12	435,000	290,000	$21.59	9/7/22					
	9/13/13	220,000	330,000	$23.78	9/13/23					
	9/5/14	110,000	440,000	$26.10	9/5/24					
	11/5/15		220,000	$29.64	11/5/25					
Total		**2,967,500**	**1,420,000**				**323,250**	**$10,069,238**	**53,000**	**$1,650,950**
Rice	9/8/06	250,000		$34.01	9/8/16	6/23/95	45,000	$1,401,750		
	9/7/07	275,000		$38.75	9/7/17	6/26/98	60,000	$1,869,000		
	9/9/08	300,000		$28.12	9/9/18	7/29/99	30,000	$934,500		
	3/12/09	1,000,000		$9.57	3/12/19	7/27/00	30,000	$934,500		
	7/23/09	800,000		$11.95	7/23/19	9/10/01	25,000	$778,750		
	6/10/10	1,000,000		$15.68	6/10/20	9/12/03	31,250	$973,438		
	6/9/11	680,000	170,000	$18.58	6/9/21	7/1/05	50,000	$1,557,500		
	9/13/13	260,000	390,000	$23.78	9/13/23	11/5/15	40,000	$1,246,000		
	9/5/14	130,000	520,000	$26.10	9/5/24	11/5/15			58,000	$1,806,700
	11/5/15		240,000	$29.64	11/5/25					
Total		**4,695,000**	**1,320,000**				**311,250**	**$9,695,438**	**58,000**	**$1,806,700**
Sherin	9/8/06	250,000		$34.01	9/8/16	12/20/96	30,000	$934,500		
	9/7/07	275,000		$38.75	9/7/17	6/26/98	45,000	$1,401,750		
	9/9/08	300,000		$28.12	9/9/18	7/29/99	30,000	$934,500		
	3/12/09	1,000,000		$9.57	3/12/19	6/2/00	30,000	$934,500		
	7/23/09	800,000		$11.95	7/23/19	9/10/01	25,000	$778,750		
	6/10/10	1,000,000		$15.68	6/10/20	9/12/03	31,250	$973,438		
	6/9/11	680,000	170,000	$18.58	6/9/21	11/5/15	40,000	$1,246,000		
	9/13/13	260,000	390,000	$23.78	9/13/23	11/5/15			58,000	$1,806,700
	9/5/14	130,000	520,000	$26.10	9/5/24					
	11/5/15		240,000	$29.64	11/5/25					
Total		**4,695,000**	**1,320,000**				**231,250**	**$7,203,438**	**58,000**	**$1,806,700**
Denniston	9/8/06	125,000		$34.01	9/8/16	11/5/15	30,000	$934,500		
	9/7/07	150,000		$38.75	9/7/17	11/5/15			44,000	$1,370,600
	9/9/08	175,000		$28.12	9/9/18					
	3/12/09	700,000		$9.57	3/12/19					
	7/23/09	700,000		$11.95	7/23/19					
	6/10/10	750,000		$15.68	6/10/20					
	6/9/11	800,000		$18.58	6/9/21					
	9/7/12	800,000		$21.59	9/7/22					
	9/13/13	550,000		$23.78	9/13/23					
	9/5/14	550,000		$26.10	9/5/24					
	11/5/15		180,000	$29.64	11/5/25					
Total		**5,300,000**	**180,000**				**30,000**	**$934,500**	**44,000**	**$1,370,600**

MARKET VALUE OF UNVESTED RSUs AND UNEARNED PSUs. The market value of RSUs and PSUs is calculated by multiplying the closing price of GE stock as of December 31, 2015 ($31.15) by the number of shares underlying each award and, with respect to the PSUs, assuming satisfaction of the applicable performance conditions.

 

Outstanding Equity Awards Vesting Schedule Table

Name	Grant Date	Option Awards Vesting Schedule	Grant Date	Stock Awards Vesting Schedule	
Immelt	11/6/14	100% vests in 2016	7/3/89	100% vests on 2/19/21	Restricted Stock
	11/5/15	100% vests in 2016	12/20/91	100% vests on 2/19/21	RSUs
			6/23/95	100% vests on 2/19/21	
			6/26/98	100% vests on 2/19/21	
			11/24/00	100% vests on 2/19/21	
			6/10/11	100% vests in 2016, subject to achievement of performance conditions	PSUs
			9/13/13	100% vests in 2017, subject to achievement of performance conditions	
			11/6/14	100% vests in 2017, subject to achievement of performance conditions	
			11/5/15	100% vests in 2018, subject to achievement of performance conditions	
Bornstein	6/9/11	100% vests in 2016	7/27/06	100% vests on 7/27/16	RSUs
	9/7/12	50% vests in 2016 and 2017	7/27/12	100% vests on 7/27/17	
	9/13/13	33% vests in 2016, 2017 and 2018	7/24/14	25% vests in 2016, 2017, 2018 and 2019	
	9/5/14	25% vests in 2016, 2017, 2018 and 2019	11/5/15	20% vests in 2016, 2017, 2018, 2019 and 2020	
	11/5/15	20% vests in 2016, 2017, 2018, 2019 and 2020	11/5/15	100% vests in 2018, subject to achievement of performance conditions	PSUs
Rice	6/9/11	100% vests in 2016	6/23/95	100% vests on 11/15/21	RSUs
	9/13/13	100% vests in 2016	6/26/98	100% vests on 11/15/21	
	9/5/14	100% vests in 2016	7/29/99	100% vests on 11/15/21	
	11/5/15	100% vests in 2016	7/27/00	100% vests on 11/15/21	
			9/10/01	100% vests on 11/15/21	
			9/12/03	100% vests on 11/15/21	
			7/1/05	100% vests on 11/15/16	
			11/5/15	100% vests in 2016	
			11/5/15	100% vests in 2018, subject to achievement of performance conditions	PSUs
Sherin	6/9/11	100% vests in 2016	12/20/96	100% vests on 11/15/23	RSUs
	9/13/13	33% vests in 2016, 2017 and 2018	6/26/98	100% vests on 11/15/23	
	9/5/14	25% vests in 2016 and 2017 and 50% vests in 2018	7/29/99	100% vests on 11/15/23	
	11/5/15	20% vests in 2016 and 2017 and 60% vests in 2018	6/2/00	100% vests on 11/15/23	
			9/10/01	100% vests on 11/15/23	
			9/12/03	100% vests on 11/15/23	
			11/5/15	20% vests in 2016 and 2017 and 60% vests in 2018	
			11/5/15	100% vests in 2018, subject to achievement of performance conditions	PSUs
Denniston	11/5/15	100% vests in 2016	11/5/15	100% vests in 2016	RSUs
			11/5/15	100% vests in 2018, subject to achievement of performance conditions	PSUs

OPTION AWARDS VESTING SCHEDULE. This column shows the vesting schedule for unexercisable options. Stock options vest on the anniversary of the grant date in the years shown in the table above. This table shows an accelerated stock option vesting schedule for Messrs. Immelt, Rice and Sherin because their awards qualified for retirement-eligible vesting between 2016 and 2018. See "Potential Termination Payments" on page 46 for the requirements for an award to qualify for retirement-eligible accelerated vesting (the executive is age 60 or older and the award has been held for at least one year).

STOCK AWARDS VESTING SCHEDULE. This column shows the vesting schedule for unvested RSUs and unearned PSUs. RSUs vest on the anniversary of the grant date in the years shown in the table, except that certain awards vest on the named executive's 65th birthday or upon retirement at or after age 60 (as noted in the table) and PSUs vest on the date the Compensation Committee certifies the achievement of these conditions.

As required by their terms, the awards granted to Mr. Denniston in 2015 were cancelled upon his retirement at year-end.

 

Option Exercises and Stock Vested Table

The table to the right shows the number of shares the named executives acquired, and the values they realized upon the vesting of RSUs during 2015. Values in the table are calculated before payment of any applicable withholding taxes and brokerage commissions. None of the named executives exercised options during 2015.

	Stock Awards	
Name of Executive	Number of Shares Acquired on Vesting	Value Realized on Vesting
Immelt	0	$0
Bornstein	37,500	$962,188
Rice	50,000	$1,333,250
Sherin	0	$0
Denniston	0	$0

Deferred Compensation

The company has offered both a deferred bonus program and, from time to time, a deferred salary program. The deferral programs are intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. The deferred salary program is viewed as a strong retention tool because executives generally must remain with the company for at least five years after deferral to receive any interest on deferred balances. In addition, because the deferral programs are unfunded and deferred payments are satisfied from the company's general assets, they provide an incentive for the company's executives to minimize risks that could jeopardize the long-term financial health of the company.

Bonus Deferrals

Eligibility and deferral options. Employees in our executive band and above, including the named executives, can elect to defer all or a portion of their bonus payments into the deferral options shown below. Participants may change their election among these options four times per year.

Time and form of payment. Participants can elect to receive their deferred compensation balance upon termination of employment either in a lump sum or in annual installments over 10 to 20 years.

Deferral Option	Type of Earnings	Account Balance for Earnings Calculation	Earnings Amount*	When Earnings Credited
GE Stock Units (based on GE stock value) **S&P 500 Index Units (based on S&P 500)**	Dividend-equivalent income	Units in account on NYSE ex-dividend date	Quarterly dividend declared for GE stock or the S&P 500, as applicable	Quarterly
Deferred Cash Units (cash units)	Interest income	Daily outstanding account balance	Prior calendar month's average yield for US Treasury Notes and Bonds issued with maturities of 10 years and 20 years	Monthly

* None of the bonus deferral options provide for "above-market interest" as defined by the SEC.

Salary Deferrals

Eligibility. We periodically offer eligible employees in our executive band and above the opportunity to defer their salary payments under deferred salary programs (the last such plan was offered in 2010 for 2011 salary). Individuals who are named executives at the time a deferred salary program is initiated are not eligible to participate.

Interest income. These programs provide accrued interest on deferred amounts (including an above-market interest rate as defined by the SEC) ranging from 6% to 14% compounded annually. A participant who terminates employment before the end of the five-year vesting period will receive a payout of the deferred amount but will forfeit the accrued interest (with exceptions for events such as retirement, death and disability).

Time and form of payment. Our deferred salary programs have required participants to elect, before the salary was deferred, to receive deferred amounts either in a lump sum or in 10 to 20 annual installments.

The company makes all decisions regarding the measures for calculating interest or other earnings on deferred bonuses and salary. The named executives cannot withdraw any amounts from their deferred compensation balances until they either leave or retire from GE.

Deferred Compensation Table

The table below—also known as the Nonqualified Deferred Compensation Table—shows amounts the named executives earned under nonqualified deferred compensation plans and plan balances at December 31, 2015. For 2015, the company did not make any matching contributions into these plans. In addition, no withdrawals or distributions were made in 2015.

| Name | Executive Contributions in 2015 | Aggregate Earnings in Last Fiscal Year | | | Aggregate Balance at Last Fiscal Year-End | | |
		Deferred Bonus Program	Deferred Salary Program	Deferred LTPA	Deferred Bonus Program	Deferred Salary Program	Deferred LTPA
Immelt	$0	$660,053	$612,064	$2,484,000	$3,355,504	$5,648,170	$4,864,000
Bornstein	$0	$36,732	$152,749	$1,080,000	$169,898	$1,563,351	$2,074,000
Rice	$0	$593,462	$659,003	$1,849,500	$18,670,704	$6,756,564	$3,683,500
Sherin	$0	$107,089	$399,438	$1,761,750	$723,734	$4,146,334	$3,464,150
Denniston	$0	$75,256	$54,239	$1,296,000	$462,854	$764,104	$2,598,000

EXECUTIVE CONTRIBUTIONS IN LAST FISCAL YEAR. Amounts represent compensation deferred during 2015. They do not include any amounts reported as part of 2015 compensation in the Summary Compensation Table on page 36, which were credited to the named executive's deferred account, if any, in 2016.

AGGREGATE EARNINGS IN LAST FISCAL YEAR. Reflects earnings on each type of deferred compensation listed in this section that were deposited into the named executive's deferred compensation account during 2015. The earnings on deferred bonus payments may be positive or negative, depending on the named executive's investment choice, and are calculated based on: (1) the total number of deferred units in the account multiplied by the GE stock or S&P 500 Index price as of December 31, 2015; minus (2) that amount as of December 31, 2014; minus (3) any named executive contributions during the year. The earnings on the deferred salary programs are calculated based on the total amount of interest earned. See the Summary Compensation Table on page 36 for the above-market portion of those interest earnings in 2015.

AGGREGATE BALANCE AT LAST FISCAL YEAR-END. The fiscal year-end balances reported in this table include the following amounts that were previously reported in the Summary Compensation Table as 2013 and 2014 compensation:

Name of Executive	Deferred Bonus Program	Deferred Salary Program	Deferred LTPA
Immelt	$0	$328,012	$4,864,000
Bornstein	$0	$89,490	$2,074,000
Rice	$0	$363,305	$3,683,500
Sherin	$0	$231,689	$3,464,150
Denniston	$0	$33,265	$2,598,000

DEFERRED LTPA. Amounts represent compensation earned, but not paid out as of December 31, 2015, under the 2013–2015 LTPA program. See "Long-Term Performance Awards (LTPAs)" on page 38 for additional information.

Pension Benefits

The company provides retirement benefits to the named executives under the same GE Pension Plan and GE Supplementary Pension Plan in which other eligible employees participate. The Pension Plan is a funded, tax-qualified plan. The Supplementary Pension Plan, which increases retirement benefits above amounts available under the Pension Plan, is an unfunded, unsecured obligation of the company and is not qualified for tax purposes. Because participants generally forfeit any benefits under this plan if they leave the company before age 60, we believe it is a strong retention tool that significantly reduces departures of high-performing executives and greatly enhances the caliber of the company's executive workforce. In addition, because the Supplementary Pension Plan is unfunded and benefit payments are satisfied from the company's general assets, it provides an incentive for executives to minimize risks that could jeopardize the long-term financial health of GE.

GE Pension Plan

Eligibility and vesting. The GE Pension Plan is a broad-based retirement program that is closed to new participants. Eligible employees vest in the plan after five years of qualifying service. The plan also requires employee contributions, which vest immediately.

Benefit formula. For the named executives, the plan provides benefits based primarily on a formula that takes into account their earnings for each fiscal year. Since 1989, this formula has provided an annual benefit accrual equal to 1.45% of a named executive's earnings for the year up to covered compensation and 1.9% of his earnings for the year in excess of covered compensation. "Covered compensation" was $45,000 for 2015 and has varied over the years based in part on changes in the Social Security taxable wage base. For purposes of the formula, annual earnings include base salary and up to one-half of bonus payments, but may not exceed an IRS-prescribed limit applicable to tax-qualified plans ($265,000 for 2015). As a result, the maximum incremental annual benefit a named executive could have earned for service in 2015 was $4,832.50 ($402.71 per month). Over the years, we have made special one-time adjustments to this plan that increased eligible participants' pensions. Although we made such an adjustment in 2015 for qualifying long-service employees in connection with union negotiations, this adjustment did not impact the named executives' pensions.

Time and form of payment. The accumulated benefit an employee earns over his or her career is payable after retirement on a monthly basis for life with a guaranteed minimum benefit of five years.

The normal retirement age as defined in this plan is 65; however, employees who began working at GE prior to 2005, including the named executives, may retire at age 60 without any reduction in benefits. In addition, the plan provides for Social Security supplements and spousal joint and survivor annuity options.

Tax code limitations on benefits. The tax code limits the benefits payable under the GE Pension Plan. For 2015, the maximum single life annuity a named executive could have received under these limits was $210,000 per year. This ceiling is actuarially adjusted in accordance with IRS rules to reflect employee contributions, actual forms of distribution and actual retirement dates.

GE Supplementary Pension Plan

Eligibility. The GE Supplementary Pension Plan is an unfunded and non-tax-qualified retirement program that is offered to eligible employees in the executive band and above, including the named executives, to provide retirement benefits above amounts available under our other pension programs. The benefit formula and time and form of payment described below do not apply to new participants.

Benefit formula. A named executive's annual supplementary pension, when combined with certain amounts payable under the company's other pension programs and Social Security, will equal 1.75% of his "earnings credited for retirement benefits" multiplied by the number of his years of credited service, up to a maximum of 60% of such earnings credited for retirement benefits. The "earnings credited for retirement benefits" are the named executive's average annual compensation (base salary and bonus) for the highest 36 consecutive months out of the last 120 months prior to retirement.

Time and form of payment. Employees are generally not eligible for benefits under the Supplementary Pension Plan if they leave the company before age 60. The normal retirement age under this plan is 65; however, employees who began working at GE prior to 2005, including the named executives, may retire at age 60 without any reduction in benefits. The plan provides for spousal joint and survivor annuities for the named executives.

GE Excess Benefits Plan

Eligibility. The GE Excess Benefits Plan is an unfunded and non-tax-qualified retirement program that is offered to employees whose benefits under the GE Pension Plan are limited by certain tax code provisions. There were no accruals for named executives under this plan in 2015, and the company expects only insignificant accruals, if any, under this plan in future years.

Benefit formula. Benefits payable under this plan are equal to the amount that would be payable under the terms of the GE Pension Plan disregarding the limitations imposed by certain tax code provisions minus the amount actually payable under the GE Pension Plan taking those limitations into account.

Time and form of payment. Benefits for the named executives are generally payable at the same time and in the same manner as their GE Pension Plan benefits.

Pension Benefits Table

The table below shows the present value of the accumulated benefit at year-end for the named executives under each plan, as calculated based upon the assumptions described below. Although SEC rules require us to show this present value, the named executives are not entitled to receive these amounts in a lump sum. None of the named executives received a payment under these plans in 2015.

| Name | Number of Years Credited Service | Present Value of Accumulated Benefit | | |
		Pension Plan	Supplementary Pension Plan	Excess Benefits Plan
Immelt	33.532	$1,899,882	$76,395,651	$1,780
Bornstein	26.476	$938,791	$16,340,000	$0
Rice	37.390	$1,973,422	$54,859,737	$0
Sherin	34.425	$1,745,898	$51,358,798	$0
Denniston	19.333	$1,073,331	$19,014,140	$0

PRESENT VALUE OF ACCUMULATED BENEFIT. The accumulated benefit is based on years of service and earnings (base salary and bonus, as described above) considered by the plans for the period through December 31, 2015. It also includes the value of contributions made by the named executives throughout their careers. For purposes of calculating the present value, we assume that all named executives who are not yet 60 will remain in service until age 60, the age at which they may retire without any reduction in benefits. We also assume that benefits are payable under the available forms of annuity consistent with the assumptions described in the Postretirement Benefit Plans notes in GE's financial statements in our 2015 annual report on Form 10-K, including the statutory discount rate assumption of 4.38%. The postretirement mortality assumption used for present value calculations is the RP-2014 mortality table, adjusted for GE's experience and factoring in projected generational improvements.

Potential Termination Payments

In this section, we describe and quantify certain compensation that would have been payable under existing compensation plans and arrangements had a named executive's employment terminated on December 31, 2015. For this hypothetical calculation, we have used each executive's compensation and service levels as of this date (and, where applicable, GE's closing stock price on this date). Since many factors (e.g., the time of year when the event occurs, GE's stock price and the executive's age) could affect the nature and amount of benefits a named executive could potentially receive, any amounts paid or distributed upon a future termination may be different from those shown in the tables below. The amounts shown are in addition to benefits generally available to salaried employees who joined the company before 2005, such as distributions under the Retirement Savings Plan, subsidized retiree medical benefits and disability benefits.

Policies on Post-Termination Payments

No employment or individual severance agreements. Our named executives serve at the will of the Board and do not have individual employment, severance or change-of-control agreements. This preserves the Compensation Committee's flexibility to set the terms of any employment termination based on the particular facts and circumstances.

Shareowner approval of severance and death benefits. If the Board were to agree to pay severance or unearned death benefits to a named executive, we would seek shareowner approval. For severance benefits, this policy applies only when the executive's employment had been terminated before retirement for performance reasons and the value of the proposed severance benefits exceeded 2.99 times the sum of his base salary and bonus. See the Board's Governance Principles (see "Helpful Resources" on page 65) for the full policies.

Equity Awards

The following table shows the intrinsic value of equity awards that would have vested or become exercisable if the named executive had died, become disabled or retired as of December 31, 2015. Intrinsic value is based upon the company's stock price (minus the exercise price in the case of stock options). Amounts shown assume the achievement of all applicable performance objectives.

POTENTIAL TERMINATION PAYMENTS TABLE (EQUITY BENEFITS)

Name	Upon Death		Upon Disability		Upon Retirement	
	Stock Options	RSUs/PSUs	Stock Options	RSUs/PSUs	Stock Options	RSUs/PSUs
Immelt	$2,822,000	$14,624,925	$1,916,000	$1,869,000	N/A	N/A
Bornstein	$9,518,500	$10,069,238	$9,186,300	$0	N/A	N/A
Rice	$7,999,600	$9,695,438	$7,637,200	$0	N/A	N/A
Sherin	$7,999,600	$7,203,438	$7,637,200	$0	N/A	N/A
Denniston	N/A	N/A	N/A	N/A	$0	$0

DEATH/DISABILITY. Unvested stock options would vest and remain exercisable until their expiration date. In the case of disability, this applies only to options that have been held for at least one year. Unvested RSUs would become fully vested in some cases, depending on the award terms. PSUs would be earned, subject to the achievement of the performance objectives. For these purposes, "disability" generally means the executive being unable to perform his job.

RETIREMENT. Unvested options or RSUs held for at least one year would become fully vested. Options would remain exercisable until their expiration date, upon the named executives either becoming retirement-eligible (reaching the applicable retirement age) or retiring at age 60 or thereafter, depending on the award terms, and provided the award holder has at least five years of service with GE. Each of the named executives other than Mr. Denniston was below the applicable retirement age as of December 31, 2015.

 

Pension Benefits

"Pension Benefits" beginning on page 44 describes the general terms of each pension plan in which the named executives participate, the years of credited service and the present value of their accumulated pension benefit (assuming payment begins at age 60 or, for Mr. Denniston, age 68). The table below shows the pension benefits that would have become payable if the named executives had died, become disabled or voluntarily terminated as of December 31, 2015.

In the event of death before retirement, the named executive's surviving spouse may receive the following pension benefits:

— **GE Pension Plan and GE Excess Benefits Plan.** Either an annuity, as if the named executive had retired and elected the spousal 50% joint and survivor annuity option prior to death, or an immediate lump-sum payment based on five years of pension distributions, in each case based upon the accrued benefits under these plans.

— **GE Supplementary Pension Plan.** A lump-sum payment based on whichever of the following has a higher value: (1) the 50% survivor annuity that the spouse would have received under this plan if the named executive had retired and elected the spousal 50% joint and survivor annuity option prior to death, or (2) five years of pension distributions under this plan.

The amounts payable depend on several factors, including employee contributions and the ages of the named executive and surviving spouse.

In the event a disability occurs before retirement, the named executive may receive an annuity payment of accrued pension benefits, payable immediately.

POTENTIAL TERMINATION PAYMENTS TABLE (PENSION BENEFITS)

Name	Lump Sum upon Death	Annual Annuity upon Death	Annual Annuity upon Disability	Annual Annuity upon Voluntary Termination	Annual Annuity upon Retirement
Immelt	$39,557,319	$66,376	$4,896,555	$117,553	N/A
Bornstein	$16,645,723	$42,079	$1,653,716	$86,678	N/A
Rice	$35,483,433	$66,934	$3,632,491	$125,800	N/A
Sherin	$35,214,557	$65,014	$3,743,863	$120,945	N/A
Denniston	N/A	N/A	N/A	N/A	$1,482,304

LUMP SUM UPON DEATH. Lump sum payable to the surviving spouse.

ANNUAL ANNUITY UPON DEATH. Annuity payable for the life of the surviving spouse.

ANNUAL ANNUITY UPON DISABILITY. 50% joint and survivor annuity payable to each executive.

ANNUAL ANNUITY UPON VOLUNTARY TERMINATION. 50% joint and survivor annuity payable to each executive at age 60; this does not include any payments under the GE Supplementary Pension Plan because they are forfeited upon voluntary termination before age 60.

ANNUAL ANNUITY UPON RETIREMENT. 50% joint and survivor annuity. When Mr. Denniston retired at the end of 2015, he was eligible to receive retirement benefits instead of disability or voluntary termination benefits.

Deferred Compensation

The named executives are entitled to receive the amount in their deferred compensation accounts if their employment terminates. Between the termination event and the date that distributions are made, these accounts would continue to increase or decrease in value based on changes in the value of GE Stock Units or S&P 500 Index Units, and to accrue interest income or dividend payments, as applicable. Therefore, amounts received by the named executives would differ from those shown in the Deferred Compensation Table on page 44. See "Deferred Compensation" on page 43 for information on the available types of distribution under each deferral plan.

Life Insurance Benefits

For a description of the supplemental life insurance plans that provide coverage to the named executives, see "Life Insurance Premiums" on page 37. If the named executives had died on December 31, 2015, the survivors of Messrs. Immelt, Bornstein, Rice, Sherin and Denniston would have received $23,964,646, $12,363,662, $18,895,194, $18,527,796 and $3,345,300, respectively, under these arrangements. The company would continue to pay the premiums in the event of a disability until the policy is fully funded.

Other Executive Compensation Practices & Policies

Roles and Responsibilities in Succession Planning and Compensation

Compensation Committee. The committee has primary responsibility for helping the Board develop and evaluate potential candidates for executive positions and for overseeing the development of executive succession plans. As part of this responsibility, the committee oversees the compensation program for the CEO and the other named executives.

Management. Our CEO and our senior vice president, human resources, help the committee administer our executive compensation program. The senior vice president, human resources, also advises the committee on matters such as past compensation, total annual compensation, potential accrued benefits, GE compensation practices and guidelines, company performance, industry compensation practices and competitive market information.

How We Establish Performance Goals and Evaluate Performance

Establishing performance goals. At the beginning of each year, Mr. Immelt develops the objectives that he believes should be achieved for the company to be successful. He then reviews these objectives with the Compensation Committee for the corollary purpose of establishing how the committee will assess his and the other named executives' performance, including forming the basis for the performance metrics and strategic goals included in the annual bonus plan. These objectives are derived largely from the company's annual financial and strategic planning sessions, during which in-depth reviews of the company's growth opportunities are analyzed and goals are established for the upcoming year. The objectives include both quantitative financial measurements and qualitative strategic, risk and operational considerations and are focused on the factors that our CEO and the Board believe create long-term shareowner value.

Evaluating performance. Mr. Immelt leads the assessment of each named executive's individual performance against the objectives established for that executive, the company's overall performance and the performance of the executive's business or function, and makes an initial compensation recommendation to the Compensation Committee for each executive. In doing so, he solicits the input of, and receives advice and data from, our senior vice president, human resources. Mr. Immelt also reviews and discusses preliminary considerations as to his own compensation with the committee, but does not participate in the final determination of his compensation. The named executives also play no role in their compensation determinations, other than discussing with the CEO their individual performance against predetermined objectives.

Our Policies on Compensation Consultants and Peer Group Comparisons

Strategic use of compensation consultants. From time to time, the Compensation Committee and the company's human resources function have sought the views of Frederic W. Cook & Co., Inc. (Frederic Cook) about market intelligence on compensation trends and on particular compensation programs designed by our human resources function. For 2015, the committee chair and the company's human resources function consulted with Frederic Cook on market practices relating to equity compensation for our named executives. These services were obtained under hourly fee arrangements rather than through a standing engagement.

Compensation consultant independence policy. Any compensation consultant that advises the Compensation Committee on executive compensation will not at the same time advise the company on any other human resources matter, and the committee has determined that Frederic Cook's work with the committee and the company's human resources function does not raise any conflict of interest.

Limited use of peer group comparisons. The Compensation Committee considers executive compensation at the other Dow 30 companies as just one among several factors in setting pay. It does not target a percentile within this group and instead uses the comparative data merely as a reference point in exercising its judgment about compensation types and amounts.

Clawbacks and Other Remedies for Potential Misconduct

Clawbacks. The Board may seek reimbursement from an executive officer if it determines that the officer engaged in conduct that was detrimental to the company and resulted in a material inaccuracy in either our financial statements or in performance metrics that affected the officer's compensation. If the Board determines that the officer engaged in fraudulent misconduct, it will seek such reimbursement. For more information, see the Board's Governance Principles (see "Helpful Resources" on page 65).

Other remedies. In cases of detrimental misconduct by an executive officer, the Board may also take a range of other actions to remedy the misconduct, prevent its recurrence, and discipline the individual as appropriate, including terminating the individual's employment. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

Share Ownership and Equity Grant Policies

Share ownership requirements. We require our named executives to own significant amounts of GE stock as shown on the next page. The required amounts are set at multiples of base salary. All named executives are in compliance with our stock ownership requirements. For details on these requirements, see the Compensation Committee's Key Practices (see "Helpful Resources" on page 65). The named executives' ownership is shown in the Common Stock & Total Stock-Based Holdings Table on page 27.

 

STOCK OWNERSHIP REQUIREMENTS
(multiples of base salary)

10X	5X	4X
for CEO	for vice chairs	for senior vice presidents

Holding period requirements. Our executive officers must also hold for at least one year any net shares of GE stock they receive through stock option exercises.

No hedging. We believe our executive officers and directors should not speculate or hedge their interests in our stock. We therefore prohibit them from entering into any derivative transactions in GE stock, including any short sale, forward, equity swap, option or collar that is based on GE's stock price.

No pledging. We prohibit executive officers and directors from pledging GE stock.

No option backdating or spring-loading. The exercise price of each stock option is the closing price of GE stock on the grant date (the date of the Compensation Committee meeting at which equity awards are determined). Board and committee meetings are generally scheduled at least a year in advance and without regard to major company announcements.

No option repricing. We prohibit the repricing of stock options. This includes amending outstanding options to lower their exercise price or cancelling outstanding options and replacing them with new options.

No unearned dividend equivalents. PSUs as well as RSUs granted to executive officers after 2013 do not pay dividend equivalents on shares that are not yet owned. Instead, dividend equivalents are accrued during the vesting or performance period and paid out only on shares actually received. For more information, see the Compensation Committee's Key Practices (see "Helpful Resources" on page 65).

Tax Deductibility of Compensation

The Internal Revenue Code generally imposes a $1 million limit on the amount that a public company may deduct for compensation paid to the company's named executives. This limitation does not apply to compensation that meets the tax code requirements for "qualifying performance-based" compensation. With respect to compensation reported in the Summary Compensation Table for 2015, annual cash bonus and LTPA payments as well as PSU, RSU and stock option grants were designed to satisfy the requirements for deductible compensation, but we may pay compensation that does not qualify as deductible.

Explanation of Non-GAAP Financial Measures and Performance Metrics

Information on how GE calculates the following metrics (presented on pages 6–7 and 30–33):

- Industrial operating + Verticals EPS,
- Industrial operating profit (excluding Alstom),
- industrial segment operating profit and gross margin (excluding Alstom),
- free cash flow,
- operating EPS,
- total cash,
- Industrial earnings as a percentage of Industrial operating + Verticals earnings,
- Industrial ROTC,
- Industrial CFOA,
- Industrial operating EPS,
- Industrial SG&A expenses as a percentage of sales (excluding Alstom),
- adjusted corporate operating costs,
- GE Capital Verticals earnings, and
- industrial segment organic revenue growth,

is disclosed in the supplemental materials on GE's proxy website (see "Helpful Resources" on page 65) and in the "Supplemental Information" section of GE's annual report on Form 10-K for 2015. Information on how GE calculates the funding metrics for the 2015 annual bonus program as well as the performance metrics for the 2013–2015 LTPA program is also disclosed in the supplemental materials on GE's proxy website.

Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements" — that is, statements related to future events that by their nature address matters that are, to different degrees, uncertain. For details on the uncertainties that may cause our actual future results to be materially different than those expressed in our forward-looking statements, see http://www.ge.com/investor-relations/disclaimer-caution-concerning-forward-looking-statements as well as our annual reports on Form 10-K and quarterly reports on Form 10-Q. We do not undertake to update our forward-looking statements. This document also includes certain forward-looking projected financial information that is based on current estimates and forecasts. Actual results could differ materially.

Compensation Committee Report

The Compensation Committee has reviewed the compensation discussion and analysis (pages 28 through 49) and discussed that analysis with management. Based on its review and discussions with management, the committee recommended to the Board that the compensation discussion and analysis be included in the company's annual report on Form 10-K for 2015 and this proxy statement. This report is provided by the following independent directors, who comprise the committee:

John J. Brennan (Chairman)
James I. Cash, Jr.
Marijn E. Dekkers
Andrea Jung
Robert W. Lane
James E. Rohr
Douglas A. Warner III

Director Compensation

The compensation program for independent directors is designed to achieve the following goals:

— **Fairly pay directors** for work required at a company of GE's size and scope;

— **Align directors' interests** with the long-term interests of GE shareowners; and

— **Be simple, transparent and easy** for shareowners to understand.

All independent directors	$250,000
Lead director	$50,000
Audit Committee members*	$25,000
Compensation Committee members*	$25,000
GE Capital Committee members*	$50,000

*If a director serves on more than one of these committees, this additional compensation applies separately for each committee.

HOW DEFERRED STOCK UNITS WORK. Each DSU is equal in value to a share of GE stock and is fully vested upon grant, but does not have voting rights. To calculate the number of DSUs to be granted, we divide the target value of the DSUs by the average closing price of GE stock for the 20 days preceding and including the grant date. DSUs accumulate quarterly dividend-equivalent payments, which are reinvested into additional DSUs. The DSUs are paid out in cash beginning one year after the director leaves the Board. Directors may elect to take their DSU payments as a lump sum or in payments spread out for up to 10 years.

OTHER COMPENSATION. Our independent directors may also receive the following benefits:

— **Matching Gifts Program.** Independent directors may participate in the GE Foundation's Matching Gifts Program on the same terms

Annual Compensation

OVERVIEW. Our independent directors receive annual compensation as shown in the table below. There are no additional meeting fees. The lead director and members of certain committees receive additional compensation due to the workload and broad responsibilities of these positions.

— **Form of payment.** 40% in cash & 60% in deferred stock units (DSUs); directors can elect to defer some or all of the cash portion in additional DSUs

— **Time of payment.** Quarterly installments

as GE employees. Under this program, the GE Foundation matched up to $25,000 for 2015 contributions to approved charitable organizations.

— **Charitable Award Program.** Each director who joined the Board before 2016 may, upon leaving the Board, designate up to five charitable organizations to share in a $1 million GE contribution. Directors may not choose a private foundation with which they are affiliated.

— **Executive Products and Lighting Program.** Independent directors may participate in our Executive Products and Lighting Program on the same basis as our named executives. Under this program, directors can receive up to $30,000 in GE appliances over a three-year period.

— **Incidental Board Meeting Expenses.** The company occasionally provides travel and sponsors activities for spouses or other guests of the directors in connection with Board meetings.

Changes to Director Compensation

The Governance Committee reviews director compensation annually and, in connection with these reviews, the Board made the following changes for 2015:

— **Increased GE Capital Committee compensation.** The additional compensation for GE Capital Committee members was increased from $25,000 to $50,000 annually in light of the increased demands on this committee (the committee held 21 formal meetings in 2015 and many additional informal sessions).

— **Eliminated Charitable Award Program.** For directors joining the Board after 2015, the Board eliminated the Charitable Award Program (under which directors could designate up to five charities to share in a $1 million contribution when they leave the Board).

Over the past few years, in line with the company's Simplification initiative, the Board has taken several actions to reduce benefits provided to directors, including lowering the maximum annual match under the Matching Gifts Program from $50,000 to $25,000, and closing the Charitable Award Program to new directors.

Director Compensation Table

This table shows the compensation that each independent director earned for his or her 2015 Board and committee service. Amounts reflect partial-year Board service for Ms. Fudge, who retired from the Board in April 2015.

Name of Director	Cash Fees	Stock Awards	All Other Compensation	Total
W. Geoffrey Beattie	$0	$299,237	$25,000	$324,237
John J. Brennan	$0	$374,046	$25,000	$399,046
James I. Cash, Jr.	$110,000	$164,580	$69,357	$343,937
Francisco D'Souza	$0	$274,300	$15,138	$289,438
Marijn E. Dekkers	$110,000	$164,580	$22,471	$297,051
Ann M. Fudge	$37,500	$55,150	$1,012,250	$1,104,900
Susan J. Hockfield	$100,000	$149,618	$9,410	$259,028
Andrea Jung	$110,000	$164,580	$25,000	$299,580

Name of Director	Cash Fees	Stock Awards	All Other Compensation	Total
Robert W. Lane	$120,000	$179,542	$0	$299,542
Rochelle B. Lazarus	$0	$249,364	$27,450	$276,814
James J. Mulva	$0	$274,300	$25,000	$299,300
James E. Rohr	$130,000	$194,504	$0	$324,504
Mary L. Schapiro	$66,000	$233,662	$25,000	$324,662
Robert J. Swieringa	$99,000	$175,395	$24,735	$299,130
James S. Tisch	$0	$249,364	$0	$249,364
Douglas A. Warner III	$120,000	$179,542	$32,729	$332,271

CASH FEES. Amount of cash compensation earned in 2015 for Board and committee service.

STOCK AWARDS. Aggregate grant date fair value of DSUs granted in 2015, as calculated in accordance with SEC rules, including amounts that the directors deferred into DSUs in lieu of all or a part of their cash compensation. Grant date fair value is calculated by multiplying the number of DSUs granted by the closing price of GE stock on the grant date, which was $24.81 for March 31, 2015 grants, $26.57 for June 30, 2015 grants, $25.22 for September 30, 2015 grants, and $31.15 for December 31, 2015 grants. The table below shows the cash amounts that the directors deferred into DSUs in 2015 and the number of DSUs outstanding at 2015 fiscal year-end.

Director	Cash Deferred into DSUs in 2015	# DSUs Outstanding at 2015 Fiscal Year-End	Director	Cash Deferred into DSUs in 2015	# DSUs Outstanding at 2015 Fiscal Year-End
Beattie	$120,000	100,626	Lane	$0	127,745
Brennan	$150,000	45,235	Lazarus	$100,000	188,130
Cash	$0	125,046	Mulva	$110,000	119,769
D'Souza	$110,000	29,883	Rohr	$0	15,485
Dekkers	$0	23,722	Schapiro	$54,000	19,654
Fudge	$0	136,243	Swieringa	$11,000	158,378
Hockfield	$0	74,300	Tisch	$100,000	65,003
Jung	$0	130,468	Warner	$0	131,778

All Other Compensation. The following table provides more information on the type and amount of benefits included in the All Other Compensation column.

Director	Matching Gifts	Other Benefits	Total	Director	Matching Gifts	Other Benefits	Total
Beattie	$25,000	$0	$25,000	Lane	$0	$0	$0
Brennan	$25,000	$0	$25,000	Lazarus	$25,000	$2,450	$27,450
Cash	$49,865	$19,492	$69,357	Mulva	$25,000	$0	$25,000
D'Souza	$0	$15,138	$15,138	Rohr	$0	$0	$0
Dekkers	$22,471	$0	$22,471	Schapiro	$25,000	$0	$25,000
Fudge	$12,250	$1,000,000	$1,012,250	Swieringa	$24,735	$0	$24,735
Hockfield	$9,410	$0	$9,410	Tisch	$0	$0	$0
Jung	$25,000	$0	$25,000	Warner	$25,000	$7,729	$32,729

MATCHING GIFTS. Under the terms of the Matching Gifts Program, contributions made within a calendar year are eligible to be matched if they are reported to GE by April 15 of the following year. Amounts shown in this column reflect all contributions reported to the company in 2015, including contributions made in 2014 that were reported to GE by April 2015 and excluding contributions made in 2015 that were reported to the company in 2016. Gifts above $25,000 that were already in place at the time we reduced our matching gift limit from $50,000 (before 2015) to $25,000 (2015 and going forward) were eligible to be matched at the higher limit. The amount reported for Dr. Cash reflects this transition rule.

OTHER BENEFITS. This column includes: (1) the fair market value of products received under the Executive Products and Lighting Program; and (2) a $1,000,000 contribution under the Charitable Award Program for retired director Fudge.

No Other Director Compensation

Independent directors do not receive any cash incentive compensation, hold deferred compensation balances or receive pension benefits. Since 2003, DSUs have been the only equity incentive compensation awarded to the independent directors; we ceased granting stock options to directors in 2002, and no independent director had stock options outstanding at 2015 fiscal year-end. Directors who are company employees do not receive any compensation for their services as directors.

Share Ownership Requirements for Independent Directors

All independent directors are required to hold at least $500,000 (5X the cash portion of their annual retainer) worth of GE stock and/or DSUs while serving as GE directors. They have five years to meet this ownership threshold. All directors are in compliance with this requirement.

Director and Officer (D&O) Insurance

GE provides liability insurance for its directors and officers. The annual cost of this coverage is approximately $8 million.

 

Audit

MANAGEMENT PROPOSAL NO. 2

Ratification of KPMG as Independent Auditor for 2016

What are you voting on?

We are asking our shareowners to ratify the selection of KPMG LLP (KPMG) as the independent auditor of our consolidated financial statements and our internal control over financial reporting for 2016.

Although ratification is not required by our by-laws or otherwise, the Board is submitting this proposal as a matter of good corporate practice. If the selection is not ratified, the committee will consider whether it is appropriate to select another independent auditor. Even if the selection is ratified, the committee may select a different auditor at any time during the year if it determines that this would be in the best interests of GE and our shareowners.



✓ Your Board recommends a vote FOR ratification of the Audit Committee's selection of KPMG as our independent auditor for 2016.

We Engaged KPMG After a Rigorous Review Process

The Audit Committee is directly responsible for the appointment, compensation (including advance approval of the audit fee), retention and oversight of the independent registered public accounting firm that audits our financial statements and our internal control over financial reporting. The committee has selected KPMG as our independent auditor for 2016. KPMG has served as our independent auditor since 1909.

The Audit Committee annually reviews KPMG's independence and performance in deciding whether to retain KPMG or engage a different independent auditor. In the course of these reviews, the committee considers, among other things:

- **KPMG's historical and recent performance on the GE audit**, including the results of an internal, worldwide survey of KPMG's service and quality;
- **KPMG's capability and expertise** in handling the breadth and complexity of our worldwide operations;
- **An analysis of KPMG's known legal risks and any significant legal or regulatory proceedings** in which it is involved (including an interview with KPMG's chairman and CEO and General Counsel and a review of the number of audit clients reporting restatements as compared to other major accounting firms);
- **External data on audit quality and performance**, including recent Public Company Accounting Oversight Board (PCAOB) reports on KPMG and its peer firms;
- **Appropriateness of KPMG's fees** for audit and non-audit services, on both an absolute basis and as compared to its peer firms; and
- **KPMG's independence and tenure as our auditor**, including the benefits and independence risks of having a long-tenured auditor and controls and processes that help ensure KPMG's independence.

LONG-TENURE BENEFITS

Higher audit quality. Through more than 100 years of experience with GE and over 1,200 statutory GE audits annually in more than 90 countries, KPMG has gained institutional knowledge of and deep expertise regarding GE's global operations and businesses, accounting policies and practices, and internal control over financial reporting.

Efficient fee structure. KPMG's aggregate fees are competitive with peer companies because of KPMG's familiarity with our business.

No onboarding or educating new auditor. Bringing on a new auditor requires a significant time commitment that could distract from management's focus on financial reporting and internal controls.

8X+ meetings per year between committee chair & KPMG	4X+ meetings per year between committee & KPMG	~300 KPMG partners work on the GE audit



INDEPENDENCE CONTROLS

Thorough Audit Committee oversight. The committee's oversight includes private meetings with KPMG (the full committee meets with KPMG at least four times per year and the chair at least eight times per year), a comprehensive annual evaluation by the committee in determining whether to engage KPMG, and a committee-directed process for selecting the lead partner.

Rigorous limits on non-audit services. GE requires Audit Committee preapproval of non-audit services, prohibits certain types of non-audit services that otherwise would be permissible under SEC rules, and requires that KPMG is engaged only when it is best-suited for the job.

Strong internal KPMG independence process. KPMG conducts periodic internal quality reviews of its audit work, staffs GE's global audit (including statutory audits) with a large number of partners (approximately 300), and rotates lead partners every five years.

Strong regulatory framework. KPMG, as an independent registered public accounting firm, is subject to PCAOB inspections, "Big 4" peer reviews, and PCAOB and SEC oversight.

Based on this evaluation, the Audit Committee believes that KPMG is independent and that it is in the best interests of GE and our shareowners to retain KPMG as our independent auditor for 2016.

KPMG Will Attend the Annual Meeting

KPMG representatives are expected to attend the annual meeting. They will have an opportunity to make a statement if they wish and be available to respond to appropriate shareowner questions.

Independent Auditor Information

KPMG's Fees for 2014 and 2015

The committee oversees the audit and non-audit services provided by KPMG and receives periodic reports on the fees paid. The aggregate fees billed by KPMG in 2014 and 2015 for its services were:

Types of Fees (in millions)	Audit	Audit- Related	Tax	All Other	Total
2015	**$75.0**	**$20.8**	**$1.8**	**$0.0**	**$97.6**
2014	$78.2	$10.7	$2.2	$0.0	$91.1

Audit. Fees for the audit of GE's annual financial statements included in our annual report on Form 10-K; the review of financial statements included in our quarterly reports on Form 10-Q; the audit of our internal control over financial reporting, with the objective of obtaining reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects; and services routinely provided by the auditor in connection with statutory and regulatory filings or engagements. More than 75% of these fees related to KPMG's conduct of over 1,200 statutory GE audits in more than 90 countries.

Audit-Related. Fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and internal control over financial reporting, including: assisting the company in its assessment of internal control over financial reporting; M&A due diligence and audit services; and employee benefit plan audits. The year-over-year increase in audit-related fees is due primarily to services in connection with the GE Capital exit plan.

Tax. Fees for tax compliance, and tax advice and tax planning.

All Other. GE did not engage KPMG for any services other than those described above.

How We Control and Monitor the Non-Audit Services Provided by KPMG

The Audit Committee has retained KPMG (along with other accounting firms) to provide non-audit services in 2016. We understand the need for KPMG to maintain objectivity and independence as the auditor of our financial statements and our internal control over financial reporting. Accordingly, the committee has established the following policies and processes related to non-audit services.

WE RESTRICT THE NON-AUDIT SERVICES THAT KPMG CAN PROVIDE. To minimize relationships that could appear to impair KPMG's objectivity, the Audit Committee has restricted the types of non-audit services that KPMG may provide to us (and that otherwise would be permissible under SEC rules) and requires that the company engage KPMG only when it is best-suited for the job. For more detail, see our Audit Committee Key Practices (see "Helpful Resources" on page 65).

WE HAVE A PRE-APPROVAL PROCESS FOR NON-AUDIT SERVICES. The Audit Committee has adopted policies and procedures for pre-approving all non-audit work that KPMG performs for us. Specifically, the committee has pre-approved the use of KPMG for specific types of services related to: tax compliance, planning and consultations; acquisition/disposition services, including due diligence; consultations regarding accounting and reporting matters; and reviews and consultations on internal control and other related services. The committee has set a specific annual limit on the amount of non-audit services (audit-related and tax services) that the company can obtain from KPMG. It has also required management to obtain specific pre-approval from the committee for any single engagement over $1 million or any types of services that have not been pre-approved. The committee chair is authorized to pre-approve any audit or non-audit service on behalf of the committee, provided these decisions are presented to the full committee at its next regularly scheduled meeting.

We Have Hiring Restrictions for KPMG Employees

To avoid potential conflicts of interest, the Audit Committee has adopted restrictions on our hiring of any KPMG partner, director, manager, staff member, advising member of the department of professional practice, reviewing actuary, reviewing tax professional and any other individuals responsible for providing audit assurance on any aspect of KPMG's audit and review of our financial statements. These restrictions are contained in our Audit Committee Key Practices (see "Helpful Resources" on page 65).

Rotation of Key Audit Partners and Audit Firms

Audit Committee oversees selection of new lead audit engagement partner every five years. The Audit Committee requires key KPMG partners assigned to our audit to be rotated at least every five years. The committee and its chair oversee the selection process for each new lead engagement partner. Throughout this process, the committee and management provide input to KPMG about GE priorities, discuss candidate qualifications and interview potential candidates put forth by the firm.

Consideration of audit firm rotation. To help ensure continuing auditor independence, the committee also periodically considers whether there should be a regular rotation of the independent auditor.

Audit Committee Report

ROLES AND RESPONSIBILITIES. The Audit Committee reviews GE's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements and for the public reporting process. KPMG, our company's independent auditor for 2015, is responsible for expressing opinions on the conformity of the company's audited financial statements with generally accepted accounting principles and on the company's internal control over financial reporting.

REQUIRED DISCLOSURES AND DISCUSSIONS. The committee has reviewed and discussed with management and KPMG the audited financial statements for the year ended December 31, 2015 and KPMG's evaluation of the company's internal control over financial reporting. The committee has also discussed with KPMG the matters that are required to be discussed under PCAOB standards. KPMG has provided to the committee the written disclosures and the PCAOB-required letter regarding its communications with the Audit Committee concerning independence, and the committee has discussed with KPMG that firm's independence. The committee has concluded that KPMG's provision of audit and non-audit services to GE and its affiliates is compatible with KPMG's independence.

COMMITTEE RECOMMENDS INCLUDING THE FINANCIAL STATEMENTS IN THE ANNUAL REPORT. Based on the review and discussions referred to above, the committee recommended to the Board that the audited financial statements for the year ended December 31, 2015 be included in our annual report on Form 10-K for 2015 for filing with the SEC. This report is provided by the following independent directors, who comprise the committee:

Douglas A. Warner III (Chairman)	James J. Mulva
Francisco D'Souza	Robert J. Swieringa
Robert W. Lane	

 

Shareowner Proposals

Shareowner Proposals

What are you voting on?

The following shareowner proposals will be voted on at the annual meeting only if properly presented by or on behalf of the shareowner proponent. Some of these proposals contain assertions about GE that we believe are incorrect, and we have not attempted to refute all of the inaccuracies.

To obtain the addresses of any of the shareowner proponents or their GE stock holdings, email shareowner.proposals@ ge.com or write to Alex Dimitrief, Secretary, GE, at the applicable address listed on the inside front cover of this proxy statement, and you will receive this information promptly.

❌ **Your Board recommends a vote AGAINST these proposals for the reasons that we explain following each proposal.**

Shareowner Proposal No. 1—Lobbying Report

Brad Woolworth, on behalf of The City of Philadelphia Public Employees Retirement System, has informed us that he intends to submit the following proposal at this year's meeting:

Whereas, we believe in full disclosure of our company's direct and indirect lobbying activities and expenditures to assess whether GE's lobbying is consistent with GE's expressed goals and in the best interests of shareowners.

Resolved, the shareowners of General Electric Company ("GE") request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by GE used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Description of management's decision making process and the Board's oversight for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which GE is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on GE's website.

Supporting Statement

As shareowners, we encourage transparency and accountability in the use of corporate funds to influence legislation and regulation, both directly and indirectly. GE spent $31.41 million in 2013 and 2014 on direct federal lobbying activities (opensecrets.org). This figure does not include lobbying expenditures to influence legislation in states, where GE also lobbies but disclosure is uneven or absent. For example, GE spent $182,647 on lobbying in California in 2014. GE's lobbying over military spending has attracted media scrutiny ("Top Defense Contractors Spend Millions to Get Billions," *Center for Public Integrity,* Aug. 5, 2015).

GE is a member of the Chamber of Commerce, which spent over $124 million lobbying in 2014 and has spent more than $1 billion on lobbying since 1998. GE does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying. GE will disclose its non-deductible trade association payments used for political contributions, but this does not cover payments used for lobbying. This leaves a serious disclosure gap, as trade associations generally spend far more on lobbying than on political contributions. Transparent reporting would reveal whether company assets are being used for objectives contrary to GE's long-term interests.

Absent a system of accountability and disclosure, corporate assets may be used for objectives that pose risks to the company. For example, GE "supports policies that promote lower carbon emissions," yet the Chamber is aggressively attacking the EPA on its new Clean Power

Plan to address climate change ("Move to Fight Obama's Climate Plan Started Early," *New York Times,* Aug. 3, 2015).

We urge support for this proposal.

 **Your Board recommends a vote AGAINST proposal no. 1.**

GE ALREADY PROVIDES COMPREHENSIVE LOBBYING DISCLOSURE.
Over the past several years, we have substantially increased our political engagement disclosures. GE publicly discloses its process and oversight for political contributions and lobbying activities on its website, available at http://www.gesustainability.com/enabling-progress/political-activities and http://www.gesustainability.com/enabling-progress/grassroots-lobbying. Additionally, GE files quarterly reports pursuant to the federal Lobbying Disclosure Act with the US House of Representatives and the US Senate. These reports provide information on activities associated with affecting legislation through communication with any member or employee of a legislative body or with any covered executive branch official. These reports also disclose the company's lobbying expenditures, describe specific pieces of legislation that were the topic of communication and identify the individuals who lobbied on behalf of the company. Links to these reports are provided on the company's website listed above. The company files similar periodic reports in a number of states, which are also publicly available.

WE EXERCISE ACTIVE OVERSIGHT OF OUR LOBBY ACTIVITIES.
As we discuss on our website, we have detailed policies for disclosure and oversight of our lobbying activities. The Governance Committee, which is composed solely of independent directors, receives and reviews reports on the company's lobbying expenses semiannually. GE also has a Corporate Oversight Board, which regularly reviews GE's expenditures and ensures proper controls are in place for compliance with GE's political spending policies and that the expenditures and activities advance GE's business objectives.

THE SUCCESS OF OUR BUSINESS DEPENDS ON SOUND PUBLIC POLICIES AT THE NATIONAL, STATE AND LOCAL LEVELS. We engage with public policymakers, where legal and appropriate, when we believe it will serve the best interests of GE and our shareowners. We also belong to associations and coalitions in which we work with our industry partners and represent the company's interests. The associations and coalitions to which GE belongs perform many valuable functions. Lobbying is not the primary focus of these entities, but it is an element of their role, and a portion of the dues that GE and other members pay to such trade organizations and industry groups may be part of the funds they use, in their sole discretion, to engage in certain lobbying activities. GE does not direct how these funds are used. As we state on our website, GE may not agree with every position or lobbying action taken by such associations. Accordingly, the Board believes that additional disclosures regarding specific payments made to these trade associations would not necessarily present an accurate reflection of GE's positions on certain public policy issues.

THE PROPOSAL WOULD IMPOSE UNNECESSARY ADMINISTRATIVE BURDENS AND COSTS. The Board believes that GE has a legitimate interest in participating in the political process on issues that affect its business and also acknowledges the interests of shareowners in information about this participation. However, the Board believes that the proposal's additional detailed reporting obligation would be duplicative of existing disclosures and that it would impose an unnecessary administrative burden on the company when sufficient disclosure already exists. Accordingly, the Board recommends a vote AGAINST this proposal.

Shareowner Proposal No. 2—Independent Chair

Kenneth Steiner has notified us that he intends to present the following proposal at this year's meeting:

Proposal 2 — Independent Board Chairman

Shareholders request our Board of Directors to adopt as policy, and amend our governing documents as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it does not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. This proposal requests that all the necessary steps be taken to accomplish the above.

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of

management. By setting agendas, priorities and procedures, the Chairman is critical in shaping the work of the Board.

A board of directors is less likely to provide rigorous independent oversight of management if the Chairman is the CEO, as is the case with our Company. Having a board chairman who is independent of the Company and its management is a practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of management.

According to the Millstein Center for Corporate Governance and Performance (Yale School of Management), "The independent chair curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board." (Chairing the Board: The Case for Independent Leadership in Corporate North America, 2009.)

 

An NACD Blue Ribbon Commission on Directors' Professionalism recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and provide ongoing feedback; chairing executive sessions of the board; setting the agenda and leading the board in anticipating and responding to crises." A blue-ribbon report from The Conference Board echoed that position.

A number of institutional investors said that a strong, objective board leader can best provide the necessary oversight of management. Thus,

the California Public Employees' Retirement System's Global Principles of Accountable Corporate Governance recommends that a company's board should be chaired by an independent director, as does the Council of Institutional Investors.

An independent director serving as chairman can help ensure the functioning of an effective board. Please vote to enhance shareholder value:

Independent Board Chairman — Proposal 2

 **Your Board recommends a vote AGAINST proposal no. 2.**

OUR LEAD DIRECTOR PROVIDES STRONG, INDEPENDENT LEADERSHIP. Our lead director, John J. Brennan, the former chairman of the board and chief executive officer of The Vanguard Group, leads meetings of the independent directors and regularly meets with the chairman for discussion of matters arising from these meetings, calls additional meetings of the independent directors or the entire Board as deemed appropriate, serves as a liaison on Board-related issues between the chairman and the independent directors, and performs such other functions as the Board may direct. As described in the Board's Governance Principles, these other functions include (1) advising the Governance Committee on the selection of committee chairs, (2) approving the agenda, schedule and information sent to the directors for Board meetings, (3) working with the chairman to propose an annual schedule of major discussion items for the Board's approval, (4) guiding the Board's governance processes, including the annual Board self-evaluation, succession planning and other governance-related matters, (5) leading the annual chairman evaluation, and (6) providing leadership to the Board if circumstances arise in which the role of the chairman may be, or may be perceived to be, in conflict, and otherwise act as chairman of Board meetings when the chairman is not in attendance. The lead director oversees the Board's periodic review of its leadership structure to evaluate whether it remains appropriate for the company. The lead director also makes himself available for consultation and direct communication with the company's major shareowners.

THE CURRENT LEADERSHIP STRUCTURE IS THE MOST EFFECTIVE FOR GE. The Board believes that GE's corporate governance policies and practices combined with the strength of our independent directors serve to minimize any potential conflicts that may result from combining the roles of CEO and chairman. The Board currently believes that the existing structure is the best way to efficiently and effectively protect and enhance our long-term success and shareowner value, and it will continue to monitor the appropriateness of this structure as it does with all governance issues. In the view of the Board, splitting the roles of chair and CEO would have the consequence of making our management and governance processes less effective than they are today through undesirable duplication of work and, in the worst case, lead to a blurring of the clear lines of accountability and responsibility, without any proven offsetting benefits. Moreover, 70% of the companies in the Dow 30 currently maintain combined chair and CEO positions. In addition, according to the 2015 Spencer Stuart Board Index, 71% of companies in the S&P 500 do not have an independent board chairman.

THE BOARD REGULARLY REVIEWS AND ASSESSES OUR BOARD LEADERSHIP STRUCTURE. Based on its most recent review, the Board believes that our current structure, in which our CEO also serves as the chairman of the Board and an independent lead director is appointed by the independent directors on the Board, remains appropriate for the company, as it allows one person to speak for and lead the company and Board while also providing for effective oversight and governance by an independent board through the independent lead director. Therefore, the Board recommends a vote AGAINST this proposal.

Shareowner Proposal No. 3—Holy Land Principles

Holy Land Principles, Inc. has informed us that it intends to submit the following proposal on behalf of Cardinal Resources Inc. at this year's meeting:

HOLY LAND PRINCIPLES GE RESOLUTION

WHEREAS, GE Corporation has operations in Palestine-Israel;

WHEREAS, achieving a lasting peace in the Holy Land—with security for Israel and justice for Palestinians—encourages us to promote a means for establishing justice and equality;

WHEREAS, fair employment should be the hallmark of any American company at home or abroad and is a requisite for any just society;

WHEREAS, Holy Land Principles Inc., a non-profit organization, has proposed a set of equal opportunity employment principles to serve as guidelines for corporations in Palestine-Israel. These are:

1. Adhere to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on national, racial, ethnic or religious identity.

2. Identify underrepresented employee groups and initiate active recruitment efforts to increase the number of underrepresented employees.

3. Develop training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.

4. Maintain a work environment that is respectful of all national, racial, ethnic and religious groups.

5. Ensure that layoff, recall and termination procedures do not favor a particular national, racial, ethnic or religious group.

6. Not make military service a precondition or qualification for employment for any position, other than those positions that specifically require such experience, for the fulfillment of an employee's particular responsibilities.

7. Not accept subsidies, tax incentives or other benefits that lead to the direct advantage of one national, racial, ethnic or religious group over another.

8. Appoint staff to monitor, oversee, set timetables, and publicly report on their progress in implementing the Holy Land Principles.

RESOLVED: Shareholders request the Board of Directors to:

Make all possible lawful efforts to implement and/or increase activity on each of the eight Holy Land Principles.

SUPPORTING STATEMENT

The proponent believes that GE Company benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion decisions.

Implementation of the Holy Land Principles—which are both pro-Jewish and pro-Palestinian—will demonstrate concern for human rights and equality of opportunity in its international operations.

Please vote your proxy **FOR** these concerns.

 **Your Board recommends a vote AGAINST proposal no. 3.**

GE ALREADY HAS A WORLDWIDE EQUAL EMPLOYMENT POLICY THAT ADDRESSES THE CONCERNS OF THE PROPOSAL. The Board agrees that GE benefits by hiring from the widest available talent pool and that an employee's ability to do his or her job should be the primary consideration in hiring and promotion decisions, which is why GE's policy and practice in Israel and worldwide is to provide equal opportunity employment without regard to national, racial, ethnic or religious identity. We believe diversity is essential to our innovation and success because it allows us to tap the different experiences and talents of engineers, scientists, teachers, leaders and other professionals to help GE make the world work better. We are committed to employing a diverse workforce throughout the world and to providing all employees with opportunities to reach their growth potential and contribute to the progress of the communities we serve. Our diversity programs are a competitive advantage in the global marketplace, and our approach continues to earn top recognition from leading publications and organizations, including *Diversity Journal*, *Working Mother*, *Equal Opportunity*, *Minority Engineer* and *Diversity MBA* magazines.

GE'S OPERATIONS IN ISRAEL SUBSTANTIVELY COMPLY WITH THE PRACTICES OUTLINED IN THE PROPOSAL, AND ITS ADOPTION WOULD ONLY LEAD TO INCREASED BUREAUCRACY. Through our commitment to diversity and established equal employment opportunity programs described above, our operations in Israel substantively comply with the practices outlined in the Holy Land Principles. GE is a company with global operations, and regional or country-level diversity commitments that are not compelled by law would be inconsistent with our operating and growth plans. Our policies need to be applied throughout the world in which GE operates. We believe the adoption and implementation of the Holy Land Principles is unnecessary and burdensome, and, as a result, not in the best interests of the company, its shareowners or its employees in Israel. Accordingly, we do not believe adoption of the policy requested in this shareowner proposal is necessary, and the Board recommends a vote AGAINST this proposal.

Shareowner Proposal No. 4—Cumulative Voting

Martin Harangozo has informed us that he intends to submit the following proposal at this year's meeting:

RESOLVED: "That the stockholders of General Electric, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks."

"In addition, many corporations have adopted cumulative voting."

The increase in shareholder voice as represented by cumulative voting, may serve to better align shareholder performance to CEO performance.

"If you AGREE, please mark your proxy FOR this resolution."

 

 **Your Board recommends a vote AGAINST proposal no. 4.**

GE'S EXISTING VOTING POLICY ENSURES THE BROADEST AND FAIREST SHAREOWNER REPRESENTATION. We believe that this proposal is contrary to the goals of broader shareowner representation reflected in our existing director election standard. Moreover, implementation of this shareowner proposal could allow one or a few shareowners who acquire a small percentage of GE common stock to have a disproportionate effect on the election of directors, possibly leading to the election of directors who are beholden to the special interests of the shareowners responsible for their election, even if shareowners holding a majority of GE's common stock opposed their election. The Board believes that directors should be accountable to **all shareowners** and elected by shareowners holding a majority of GE's common stock, not solely accountable to a faction of shareowners who are only able to elect directors by cumulating their votes. In addition, adoption of cumulative voting would be inconsistent with the practice at most other public companies, as fewer than 4% of S&P 500 companies currently provide for cumulative voting. The Board believes that GE's current election process protects the best interests of all shareowners.

GE IS A LEADER IN BOARD ACCOUNTABILITY, HAVING IMPLEMENTED PROXY ACCESS AND A MAJORITY VOTING STANDARD FOR UNCONTESTED DIRECTOR ELECTIONS. Each share of GE common stock is entitled to one vote for each director nominee. In uncontested director elections, like the one covered by this proxy statement, GE directors are elected by an affirmative majority of the votes cast, and in contested elections, where there is more than one nominee competing for a director seat, directors are elected by an affirmative plurality of the votes cast. Furthermore, we provide our shareowners with a right to submit director nominees for inclusion in our proxy statement if the shareowners and the nominees satisfy the requirements specified in our by-laws, commonly known as proxy access. The Board believes that our voting system is fair and most likely to produce an effective board of directors that will represent the interests of all GE shareowners by providing for the election of director nominees who have received broad support from shareowners. Accordingly, the Board recommends a vote AGAINST this proposal.

Shareowner Proposal No. 5—Performance-based Options

James Jensen has notified us that he intends to submit the following proposal at this year's meeting:

Resolved: Shareholders of General Electric urge the Board of Directors to adopt a policy that some portion of future stock option grants to senior executives shall be performance-based. 'Performance-based' stock options are defined as 1) indexed options, whose exercise price is linked to an industry index; 2) premium-priced stock options, whose exercise price is above the market price on the grant date; or 3) performance-vesting options, which vest when the market price of the stock exceeds a specific target. The index, market price, and target price are to be set to achieve new ambitious performance goals, further advanced than any previous achievement.

"Supporting Statement: As shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value. GE presently uses some performance-based parameters in awarding stock options, but they are not 'premium-priced. Current policies are believed deficient in that respect.

Executive compensation expert Graef Crystal calculates that Mr. Welch's pay for 2000, estimated at over $125 million, increased 80% even though the value of GE stock declined 6% during 2000. Prior to 2000 the Board's Compensation Committee justified Mr. Welch's compensation by citing aggregate increases in total shareholder value throughout his tenure. To the extent that the Board was using aggregate growth in market capitalization, however, it is difficult to square an 80% pay hike with a 6% loss of shareholder value. Moreover, Mr. Welch's stock options were not indexed to relative performance, only absolute performance.

More recently 2014 proxy discusses Immelt's outstanding performance relative to the market. This so called performance fails to consider that the market has grown while General Electric has declined (see image). To further illustrate imagine hundred years where five Chief Executive Officers reign twenty years each. Each inherits stock price of sixty, drops it to six in ten years then returns it to sixty the second decade. The last decade would average over 20% growth exceeding the markets two hundred year average of eight percent. The first decade drop could be attributed to Osama Bin Laden or some suitable cave man, while the second decade could be attributed to the Chief Executives extraordinary talents. Clearly while the CEOs enjoy bonuses and fat paychecks, the long term shareholder feels like a financial yo yo with no new financial records.

"New Performance-based options tie compensation more closely to new company performance.



Approximate GE S and P 500 Comparison Since Immelt

 **Your Board recommends a vote AGAINST proposal no. 5.**

GE'S COMPENSATION PROGRAM IS ALREADY PREDOMINANTLY PERFORMANCE-BASED. The Board believes that GE's overall compensation program is already well-designed to achieve the objectives of rewarding sustained financial and operating performance and leadership excellence, aligning our executives' long-term interests with those of our shareowners and motivating executives to remain with the company for long and productive careers. Last year we transformed our compensation programs to more closely align them to our company results and our shareowners. A majority of the compensation that is paid to our named executives is tied to operating and stock-price performance. Beginning in 2015, bonuses for named executives are paid out based on the achievement of stated performance goals, with 75% of the bonus pool funding based on financial goals and 25% based on strategic goals. Our long-term performance awards are paid out based on the achievement of stated performance targets over a 3-year period. We grant equity in a mix of stock options and restricted stock units (RSUs), the value of which is directly tied to the company's stock price performance, and performance share units (PSUs) that are also tied to the company's share price, but that only pay out if specified performance targets (including targets based on total shareholder return against the S&P 500) are met over a 3-year period. These equity incentives directly align the incentives of our executives and shareowners. In setting these targets, the Compensation Committee already provides challenging performance targets that motivate our executives to achieve long-term value for shareowners.

THE PROPOSAL WOULD MISALIGN THE INTERESTS OF EXECUTIVES AND SHAREOWNERS. An important component of our compensation program is the ability to adjust the form and terms of equity awards to appropriately incentivize our executives. Imposing arbitrary limitations on the Compensation Committee's discretion to structure the terms of the long-term incentive portion of the overall compensation program, as the proposal suggests, would unduly restrict the committee's ability to design and administer a competitive compensation program to best address the interests of GE and its shareowners. The proposal would require the Board to adopt an inflexible approach for our long-term equity program that the Board believes would misalign the incentives of our executives and the interests of long-term shareowners.

OUR EXECUTIVE COMPENSATION PROGRAM IS BASED ON AN APPROPRIATE MIX OF INCENTIVES. We believe our existing equity program strikes the optimal balance between incentivizing our executives and allowing the Compensation Committee necessary flexibility to consider the profile of GE's compensation programs, policies, and practices so that incentive compensation is appropriately aligned with our corporate and business objectives and does not encourage unnecessary and excessive risks. Mandating that stock options be 'premium priced,' however, would unduly restrict the choice of performance-based compensation arrangements available to the Board. We believe our equity compensation practices are competitive and provide the appropriate risk-reward balance for our executives. Therefore, the Board recommends a vote AGAINST this proposal.

Shareowner Proposal No. 6—Human Rights Report

The National Center for Public Policy Research has notified us that it intends to submit the following proposal at this year's meeting:

Human Rights Review—High-Risk Regions

Whereas, the Securities and Exchange Commission has consistently recognized that human rights constitute a significant policy issue.

Company operations in high-risk regions with poor human rights records risk damage to General Electric's reputation and shareholder value.

General Electric has a presence in areas such as Saudi Arabia, Qatar, Nigeria and the United Arab Emirates—all nations that have questionable human rights records as it relates to suffrage, women's rights and gay rights.

The Company's operations in high-risk regions may worsen certain human rights abuses in those areas.

Resolved: The proponent requests the Board review the Company's guidelines for selecting countries / regions for its operations and issue a report, at reasonable expense excluding any proprietary information, to shareholders by December 2016. The report should identify General Electric's criteria for investing in, operating in and withdrawing from high-risk regions.

Supporting Statement: If the Company chooses, the review may consider developing guidelines on investing or withdrawing from areas where the government has engaged in systematic human rights violations.

In its review and report, the Company might also consider a congruency analysis between its stated corporate values and Company operations in certain regions, which raises an issue of misalignment with those corporate values, and stating the justification for such exceptions.

For example our CEO expressed deep concern that state-level religious freedom laws might lead to anti-homosexual bigotry saying, "the impact of laws like the Religious Freedom Restoration in Indiana and proposed laws in other states could have a very negative impact." Yet, the Company maintains operations in high-risk regions where homosexual acts are criminalized.

Additionally, the Company has expressed concern for the environment stating, "expanding fossil-fuel use is leading to increased greenhouse gas (GHG) emissions that contribute to climate change, which threatens future development." Yet, the Company maintains a presence in locations such as India and China—regions with very high GHG emissions.

The proponent believes that General Electric's record to date demonstrates a gap between its statements and its actions. The requested report would play a role in illuminating and addressing the factors accounting for this gap.

 

 **Your Board recommends a vote AGAINST proposal no. 6.**

GE'S EXISTING POLICIES REFLECT OUR DEDICATION TO PROMOTING HUMAN RIGHTS. GE has a long history of dedication to human rights causes. The Board believes that adopting the reporting approach requested by the proposal is duplicative of existing policies and disclosures, and adds no real value to the company or its shareowners. GE has long been recognized worldwide as an ethical and law-abiding company, and has been named by the Ethisphere Institute as one of the World's Most Ethical Companies every year since 2007. GE regularly reviews its guidelines for the countries in which it operates, reports on that review, and identifies its criteria for investing in, operating in and withdrawing from regions. Moreover, GE also has a Human Rights Statement that applies to its operations globally. The universal standards in the Statement provide a framework for conducting business the right way — legally and ethically — everywhere GE does business. The proposal's separate review is unnecessary.

GE WORKS WITH LOCAL PARTNERS TO STRENGTHEN HUMAN RIGHTS WHERE WE DO BUSINESS. We work with government agencies, the local community and stakeholders to understand how we might advance respect for fundamental human rights in the areas in which our businesses operate. We attempt to influence our employees and business partners through actions that are consistent with our values and beliefs. We respect the human rights of our employees as established in the International Labour Organization's (ILO's) Declaration on Fundamental Principles and Rights at work, including nondiscrimination, prohibitions against child and forced labor, freedom of association and the right to engage in collective bargaining. GE aims in its business capacity to develop and offer products that meet the human needs for power, water, and medical care, with regard for fundamental human rights. We believe that economic development leads to greater opportunities for the people in the communities where we do business. GE already monitors and evaluates human rights issues involving our direct business partners, and serves as a positive influence in the communities in which we operate.

WE BELIEVE IN ADVANCING HUMAN RIGHTS THROUGH ENGAGEMENT. For example, instead of divesting in areas such as Saudi Arabia, Qatar, Nigeria and the United Arab Emirates due to concerns about human rights records as they relate to women's rights, GE has instead worked to empower women in these countries. Through its Women's Network, and other initiatives, GE has offered mentoring programs, partnered with universities, and created internship programs to offer women in the region the employment opportunities they deserve. GE recently partnered with Saudi Aramco and Tata Consulting Services to employ over 3,000 women in an all-female business-process services center in Riyadh, Saudi Arabia. Thus, while we must comply with all local laws in countries where we operate, we use our presence and influence to try incrementally to effect change in laws that do not reflect universal human rights values. We feel these incremental efforts to bring about change through our continued presence is more likely to address human rights deprivations than would withdrawing our presence.

We believe GE is a global leader in its dedication to human rights initiatives globally, and that the proposal's requests are completely unnecessary. Therefore, the Board recommends a vote AGAINST this proposal.

2017 Shareowner Proposals

The table below summarizes the requirements for shareowners who wish to submit proposals or director nominations for next year's annual meeting. Shareowners are encouraged to consult SEC Rule 14a-8 or our by-laws, as applicable, to see all applicable requirements.

	Proposals for inclusion in 2017 proxy	Director nominees for inclusion in 2017 proxy (proxy access)	Other proposals/nominees to be presented at 2017 meeting**
Type of proposal	SEC rules permit shareowners to submit proposals for inclusion in our proxy statement by satisfying the requirements specified in SEC Rule 14a-8	A shareowner (or a group of up to 20 shareowners) owning at least 3% of GE stock for at least 3 years may submit director nominees (up to 20% of the Board) for inclusion in our proxy statement by satisfying the requirements specified in Article VII, Section F of our by-laws*	Shareowners may present proposals or director nominations directly at the annual meeting (and not for inclusion in our proxy statement) by satisfying the requirements specified in Article VII, Section D of our by-laws*
When proposal must be received by GE	No later than close of business on November 14, 2016	No earlier than October 15, 2016 and no later than close of business on November 14, 2016	
Where to send	**By mail**: Alex Dimitrief, Secretary, GE, at the applicable address listed on the inside front cover of this proxy statement **By email**: shareowner.proposals@ge.com		
What to include	The information required by SEC Rule 14a-8	The information required by our by-laws*	

* Our by-laws are available on GE's website (see "Helpful Resources" on page 65).

** With respect to proposals not submitted pursuant to SEC Rule 14a-8 and nominees presented directly at the 2017 annual meeting, SEC rules permit management to vote proxies in its discretion in certain cases if the shareowner does not comply with this deadline or, if this deadline does not apply, a deadline of the close of business on January 28, 2017, and in certain other cases notwithstanding the shareowner's compliance with these deadlines.

 

Voting and Meeting Information

Proxy Solicitation & Document Request Information

How We Will Solicit Proxies

Proxies will be solicited on behalf of the Board by mail, telephone, other electronic means or in person, and we will pay the solicitation costs. Copies of proxy materials will be supplied to brokers, dealers, banks and voting trustees, or their nominees, to solicit proxies from beneficial owners, and we will reimburse these institutions for their reasonable expenses. Morrow & Co. has been retained to assist in soliciting proxies for a fee of $45,000 plus distribution costs and other expenses.

How We Use the Internet to Distribute Proxy Materials

Since 2014, we have distributed proxy materials to some of our shareowners over the Internet by sending them a Notice of Internet Availability of Proxy Materials that explains how to access our proxy materials and vote online. Many other large companies have transitioned to this more contemporary way of distributing annual meeting materials, often called "e-proxy" or "Notice & Access."

How GE shareowners benefit from e-proxy. This "e-proxy" process, which was approved by the SEC in 2007, expedites our shareowners' receipt of these materials, lowers the costs of proxy solicitation and reduces the environmental impact of our annual meeting.

How to obtain a printed copy of our proxy materials. If you received a notice and would like us to send you a printed copy of our proxy materials, please follow the instructions included in your notice or visit the applicable online voting website (see "Helpful Resources" on page 65).

How Documents Will Be Delivered to Beneficial Owners Who Share an Address

If you are the beneficial owner, but not the record holder, of shares of GE stock, and you share an address with other beneficial owners, your broker, bank or other institution is permitted to deliver a single copy of this proxy statement and our 2015 annual report for all shareowners at your address (unless one of them has already asked the nominee for separate copies).

To receive separate copies. To request an individual copy of this proxy statement and our 2015 annual report, or the materials for future meetings, write to GE Shareowner Services, c/o Computershare, P.O.

HOW YOU CAN ACCESS THE PROXY MATERIALS ELECTRONICALLY OR SIGN UP FOR ELECTRONIC DELIVERY

Important notice regarding the availability of GE's proxy materials for the 2016 annual meeting:

This proxy statement and our 2015 annual report may be viewed online at GE's proxy and annual report websites (see "Helpful Resources" on page 65). Shareowners can also sign up to receive proxy materials electronically by following the instructions below. GE will have a tree planted for every shareowner who signs up for electronic delivery.

— **If you hold your GE shares directly with the company and you would like to receive future proxy materials electronically**, please visit our annual report website or the personal investing page of our Investor Relations website (see "Helpful Resources" on page 65) and follow the instructions there. If you choose this option, you will receive an e-mail with links to access the materials and vote your shares, and your choice will remain in effect until you notify us that you wish to resume mail delivery of these documents.

— **If you hold GE stock through a bank, broker or other holder of record and you would like to receive future proxy materials electronically**, please refer to the information provided by that entity for instructions on how to elect this option. You can also visit the personal investing page of our Investor Relations website for more information (see "Helpful Resources" on page 65).

Box 30170, College Station, TX 77842-3170, or call (800) 786-2543 (800-STOCK-GE) or, if you are outside the US, (201) 680-6848. We will promptly deliver them to you.

To stop receiving separate copies. If you currently receive separate copies of these materials and wish to receive a single copy in the future, you will need to contact your broker, bank or other institution.

 

How Record Shareowners and RSP Participants Can Request Copies of Our Annual Report

If you hold your shares directly with us and previously elected not to receive an annual report for a specific account, you may request a copy by writing to GE Shareowner Services, c/o Computershare, P.O. Box 30170, College Station, TX 77842-3170, or calling (800) 786-2543 (800-STOCK-GE) or, if you are outside the US, (201) 680-6848. In addition, participants in the RSP may request copies of our 2015 annual report by calling the RSP Service Center at (877) 554-3777.

Voting Information

Who Is Entitled to Vote

Shareowners of record at the close of business on February 29, 2016 are eligible to vote at the meeting. Our voting securities consist of our $0.06 par value common stock (our preferred stock is not entitled to vote at the annual meeting), and there were 9,285,130,749 shares outstanding on the record date. Each share outstanding on the record date is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on. Treasury shares are not voted.

How You Can Vote Before the Meeting

We encourage shareowners to submit their votes in advance of the meeting. To submit your votes by telephone or the Internet, follow the instructions on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials. If you received your materials by mail, you can simply complete and return the proxy or voting instruction form in the envelope provided. If you vote in advance using one of these methods, you are still welcome to attend the meeting and vote in person.

How You Can Vote in Person at the Meeting

Shareowners who hold shares directly with the company may attend the meeting and vote in person, or may execute a proxy designating a representative to attend and vote on their behalf. If you do not hold your shares directly with us and they are instead held for you in a brokerage, bank or other institutional account, you may attend and vote in person if you obtain a proxy from that institution in advance of the meeting and bring it with you to hand in along with the ballot that will be provided.

How You Can Change Your Vote

You may change your vote by revoking your proxy at any time before it is exercised, which can be done by voting in person at the meeting, by delivering a new proxy or by notifying the inspectors of election in writing. If your GE shares are held for you in a brokerage, bank or other institutional account, you must contact that institution to revoke a previously authorized proxy. The address for the inspectors of election is IVS Associates, Inc., 1000 N. West Street, Suite 1200, Wilmington, Delaware 19801.

We Have a Confidential Voting Policy

Individual votes of shareowners are kept private, except as necessary to meet legal requirements. Only the independent inspectors and certain employees of GE and its agents have access to proxies and other individual shareowner voting records, and they must acknowledge in writing their responsibility to comply with this confidentiality policy.

Voting Standards and Board Recommendations

Voting Item	Board Recommendation	Voting Standard	Treatment of Abstentions & Broker Non-Votes
Election of directors	For	Majority of votes cast	Not counted as votes cast and therefore no effect
Say on pay	For		
Auditor ratification	For		
Shareowner proposals	Against		

WE HAVE A MAJORITY VOTING STANDARD FOR DIRECTOR ELECTIONS. Each director nominee who receives a majority of the votes cast will be elected. Any current director who does not meet this standard is subject to the Board's policy regarding resignations by directors who do not receive a majority of "For" votes, which is described in the Board's Governance Principles (see "Helpful Resources" on page 65).

How Proxies Will Be Voted

PROXIES WILL BE VOTED AS YOU SPECIFY OR, IF YOU DON'T SPECIFY, AS RECOMMENDED BY THE BOARD. The shares represented by all valid proxies that are received on time will be voted as specified. When a valid proxy form is received and it does not indicate specific choices, the shares represented by that proxy will be voted in accordance with the Board's recommendations.

WHAT HAPPENS IF OTHER MATTERS ARE PROPERLY PRESENTED AT THE MEETING. If any matter not described in this proxy statement is properly presented for a vote at the meeting, the persons named on the proxy form will vote in accordance with their judgment.

WHAT HAPPENS IF A DIRECTOR NOMINEE IS UNABLE TO SERVE. We do not know of any reason why any nominee would be unable to serve as a director. If any nominee is unable to serve, the Board can either nominate a different individual or reduce the Board's size. If it nominates a different individual, the shares represented by all valid proxies will be voted for that nominee.

Important Voting Information for Beneficial Owners

If your GE shares are held for you in a brokerage, bank or other institutional account, you are considered the beneficial owner of those shares, but not the record holder. This means that you vote by providing instructions to your broker rather than directly to the company. Unless you provide specific voting instructions, your broker is not permitted

 

to vote your shares on your behalf, except on the proposal to ratify KPMG. For your vote on any other matters to be counted, you will need to communicate your voting decisions to your broker, bank or other institution before the date of the annual meeting using the voting instruction form that the institution provides to you. If you would like to vote your shares at the meeting, you must obtain a proxy from your financial institution and bring it with you to hand in with your ballot.

Important Voting Information for GE Retirement Savings Plan Participants

If you are a RSP participant, the trustee of the RSP trust will vote the shares allocable to your RSP account on the record date as you instruct. You may give instructions via telephone or the Internet or by mailing the proxy form. If your valid proxy form is received by April 25, 2016 and it does not specify a choice, the trustee will vote the shares as the Board recommends. If your proxy form is not received by April 25, 2016 and you did not submit a vote via telephone or the Internet by that date, shares allocable to your RSP account will not be voted. You may revoke a previously delivered proxy by either notifying the inspectors of election in writing that you wish to revoke or by delivering a subsequent proxy by April 25, 2016. The address for the inspectors of election is IVS Associates, Inc., 1000 N. West Street, Suite 1200, Wilmington, Delaware 19801.

How You Can Obtain More Information

If you have any questions about the proxy voting process, please contact the broker, bank or other institution where you hold your shares. The SEC also has a website (see "Helpful Resources" on page 65) with more information about your rights as a shareowner. Additionally, you may contact our Investor Relations team by following the instructions on our Investor Relations website (see "Helpful Resources" on page 65).

Attending the Meeting

Date: April 27, 2016

Location: Prime F. Osborn III Convention Center
1000 Water Street, Jacksonville, FL 32204

Time: 10:00 a.m. Eastern Time

We Have Security and Admission Policies for the Annual Meeting

We invite all GE shareowners (as of the record date) to attend the annual meeting. For the safety of all meeting attendees, we have implemented the following security and admission policies.

Security procedures. For security reasons, you will need both an admission card and a current government-issued picture identification (such as a driver's license or a passport) to enter the meeting. Please follow the instructions below and an admission card will be mailed to you. The company may implement additional security procedures to ensure the safety of meeting attendees.

Who can attend the meeting. Attendance is limited to GE shareowners as of the record date (or their named representatives) and members of their immediate family. We reserve the right to limit the number of representatives who may attend.

How You Can Obtain an Admission Card

If you plan to attend, please follow the instructions below that correspond to how you hold your GE shares.

If you hold your GE shares directly with the company and you received a proxy form, or you hold your GE shares through the GE Retirement Savings Plan, please follow the advance registration instructions on the top portion of your proxy form, which was included in the mailing from the company.

If you hold your GE shares directly with the company, and you received a Notice of Internet Availability of Proxy Materials or you received your proxy materials by email, please follow the advance registration instructions provided when you vote on the Internet or, if you are voting by telephone, please follow the steps below for submitting an advance registration request and include a copy of your Notice of Internet Availability of Proxy Materials or email, as applicable, as your proof of ownership.

If you hold your GE shares through a brokerage, bank or other institutional account, please send an advance registration request to: GE Shareowner Services, 1 River Road, Building 5 7W, Schenectady, NY 12345, and include the following information:

— Your name and complete mailing address;

— The names of any family members who will accompany you;

— If you will be naming a representative to attend the meeting on your behalf, the name, address and telephone number of that individual; and

— Proof that you own GE shares as of the record date (such as a letter from your bank or broker or a photocopy of your voting instruction form or Notice of Internet Availability of Proxy Materials).

HAVE A QUESTION ABOUT ADMISSION TO THE ANNUAL MEETING?



Visit our Investor Relations website (see "Helpful Resources" on page 65)



Within the US, call GE Shareowner Services (800) 786-2543 (800-STOCK-GE)



Outside the US, call GE Shareowner Services (201) 680-6848

 

Helpful Resources

ANNUAL MEETING

Proxy statement & supplemental materials	www.ge.com/proxy
Online voting for registered holders & RSP participants	www.investorvote.com/GE
Online voting for beneficial owners	www.proxyvote.com/
Questions regarding admission	www.ge.com/investor_relations
Webcast	www.ge.com/investor_relations
SEC website on proxy matters	www.sec.gov/spotlight/proxymatters.shtml
Electronic delivery of future proxy materials	www.ge.com/investor-relations/personal-investing
Information for GE RSP Participants	www.benefits.ge.com

BOARD OF DIRECTORS

GE Board	www.ge.com/investor-relations/governance/board-of-directors
Board committees	www.ge.com/investor-relations/governance/board-of-directors
Audit Committee Charter	www.ge.com/sites/default/files/AC_charter.pdf
Audit Key Practices	www.ge.com/sites/default/files/AC_key_practices.pdf
Compensation Committee Charter	www.ge.com/sites/default/files/MDCC_charter.pdf
Compensation Committee Key Practices	www.ge.com/sites/default/files/MDCC_key_practices.pdf
Governance Committee Charter	www.ge.com/sites/default/files/GPAC_charter.pdf
Governance Committee Key Practices	www.ge.com/sites/default/files/GPAC_key_practices.pdf
GE Capital Committee Charter	www.ge.com/sites/default/files/GECAP_charter.pdf
GE Capital Committee Key Practices	www.ge.com/sites/default/files/GECAP_key_practices.pdf
Industrial Risk Committee Charter	www.ge.com/sites/default/files/TIRC_charter.pdf
Communicating concerns to directors	www.ge.com/investor-relations/governance/board-of-directors
Director independence	www.ge.com/investor-relations/governance/board-of-directors
Policy on director attendance at annual meetings	www.ge.com/investor-relations/governance/board-of-directors

FINANCIAL REPORTING

Annual report	www.ge.com/annualreport
Earnings reports	www.ge.com/investors/financial_reporting/earnings_reports/index.html
Financial reports	www.ge.com/investors/financial_reporting/index.html

GE

Corporate website	www.ge.com
Leaders	www.ge.com/company/leadership/executives.html
Investor Relations	www.ge.com/investor-relations
Personal investing page	www.ge.com/investor-relations/personal-investing
Ombudsperson process	www.ge.com/company/governance/ombudsperson_process/index.html
Sustainability Report	www.gesustainability.com

GOVERNANCE DOCUMENTS

By-laws	www.ge.com/sites/default/files/GE_by_laws.pdf
Certificate of Incorporation	www.ge.com/company/governance/certification/index.html
Code of conduct set forth in The Spirit & The Letter	www.ge.com/files/usa/citizenship/pdf/english.pdf
Governance Principles	www.ge.com/sites/default/files/GE_governance_principles.pdf

Acronyms Used

AAA	American Accounting Association
AC	Audit Committee
CFOA	Cash From Operating Activities
CFTC	Commodities Futures Trading Commission
DSUs	Deferred Stock Units
ENI	Ending Net Investment
EPS	Earnings Per Share
FINRA	Financial Industry Regulatory Authority
GAAP	Generally Accepted Accounting Principles
GGO	Global Growth Organization
IRS	Internal Revenue Service
LTPAs	Long-Term Performance Awards
M&A	Mergers & Acquisitions
NYSE	New York Stock Exchange
PCAOB	Public Company Accounting Oversight Board
PSUs	Performance Share Units
R&D	Research & Development
ROIC	Return On Invested Capital
ROTC	Return On Total Capital
RSP	GE Retirement Savings Plan
RSUs	Restricted Stock Units
S&P	Standard & Poor's
SEC	Securities and Exchange Commission
SG&A	Selling, General and Administrative
TSR	Total Shareholder Return

Web links and QR codes throughout this document are provided for convenience only, and the content on the referenced websites does not constitute a part of this proxy statement.

GE and the GE logo are trademarks and service marks of General Electric Company. Other marks used throughout are trademarks and service marks of their respective owners.

Check out our new integrated summary report, which combines key information from GE's annual report, proxy statement & sustainability website

www.ge.com/ar2015/integrated-report



 



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